Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175050

PROSPECTUS

6,412,500 Shares of

Common Stock

This prospectus covers the sale of an aggregate of 6,412,500 shares of our common stock, $0.0001 par value per share, by the selling stockholders identified in this prospectus, including their transferees, pledgees, donees or successors. The common stock covered by this prospectus consists of 4,750,000 shares of common stock and 1,662,500 shares of common stock issuable upon exercise of outstanding warrants issued in a private placement transaction that closed on May 31, 2011.

The selling stockholders may sell their shares of common stock from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of common stock by the selling stockholders, other than as a result of the exercise of warrants held by the selling stockholders for cash.

No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering. We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares of common stock.

Our common stock is traded on the NASDAQ Global Market under the symbol “TSRX.” On July 5, 2011, the closing sale price of our common stock on the NASDAQ Global Market was $7.92 per share.

This investment involves risks. See “Risk Factors” on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 6, 2011.

You should rely only on the information contained in this prospectus and the information incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “Trius,” “Trius Therapeutics,” “we,” “us” and “our” refer to Trius Therapeutics, Inc. The name TRIUS THERAPEUTICS is our trademark. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

Overview

Trius Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for life threatening infections. We are developing torezolid phosphate, an intravenous, or IV, and oral antibiotic, for the treatment of serious gram-positive bacterial infections, initially for acute bacterial skin and skin structure infections, or ABSSSI, and subsequently for other indications. ABSSSI is a new classification for complicated skin and skin structure infections, or cSSSI. We initiated our Phase 3 clinical program for torezolid phosphate for the treatment of ABSSSI in August 2010. We completed a Phase 1 clinical trial, during the first quarter of 2011, which evaluated the ability of torezolid phosphate to penetrate into the lung, for potential use in treating lung infections. Based on the results of the study, we plan to pursue further development of torezolid phosphate for the treatment of pneumonia using the same 200 milligram, once daily dose of torezolid phosphate that we are currently testing for skin infections. We are also evaluating potential strategic alliances for an ex-US territory that reflect the strong value that we have created with torezolid phosphate. In addition, we are developing antibiotics for gram-negative infections using our proprietary discovery platform under three contracts: one funded by the National Institute of Allergy and Infectious Diseases, or NIAID, a part of the National Institutes of Health, or NIH, one funded by the Defense Threat Reduction Agency, or DTRA, a part of the Department of Defense, and one funded by Lawrence Livermore National Laboratory, or LLNL, part of the U.S. Department of Energy’s Nuclear Security Administration.

Our first product candidate, torezolid phosphate is an IV and orally administered second generation oxazolidinone. We are currently conducting a Phase 3 clinical trial of the oral dosage form for the treatment of ABSSSI, including methicillin-resistant Staphylococcus aureus, or MRSA. Oxazolidinones are a class of synthetic compounds used as antibiotics. A second generation oxazolidinone is chemically differentiated from, and designed for improved safety, potency, resistance and spectrum of activity over, the first generation of oxazolidinones that were clinically developed. Gram-positive infections are caused by bacteria that possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. There is currently only one approved first generation oxazolidinone, linezolid (marketed by Pfizer, Inc., or Pfizer, as Zyvox), which is currently the leading branded antibiotic for serious gram-positive infections with reported worldwide sales of $1.2 billion in 2010. While there are several currently marketed antibiotics labeled for serious gram-positive infections, Zyvox is the only currently marketed antibiotic labeled for MRSA that is available in both IV and oral dosage forms. We believe torezolid phosphate offers a number of important potential advantages over linezolid, including greater potency, once daily dosing, predictable drug exposure, a shorter course of therapy, in vivo bactericidal (i.e., bacterial killing) activity, lower frequency of resistance, activity against linezolid-resistant bacterial strains and an improved safety profile. We believe that these potential advantages over linezolid may result in lower cost of care for patients with serious gram-positive infections by providing for a more rapid and effective cure and an improved safety profile with greater patient compliance, resulting in earlier discharge from the hospital and lower incidence of resistance.

In June 2009, we announced positive results from our Phase 2 clinical trial of three oral doses (200, 300 and 400 milligram once daily) of torezolid phosphate administered for five to seven days in patients with cSSSI.

Ninety-one percent of patients randomized to receive a once daily 200 milligram dose of torezolid phosphate, which we are using in our Phase 3 clinical program, responded positively within 48 hours of receiving the initial dose, as determined by the cessation of spread of the infected lesion and the absence of fever. In the clinically evaluable patients, the cure rate was 96% overall and 98% for the 200 milligram dose, as determined by the clinical investigator’s assessment at the end of therapy. The majority of patients in this trial were diagnosed with MRSA infections, of which 100% receiving the 200 milligram dose were cured. In addition to our Phase 2 clinical trial, we have completed six Phase 1 clinical trials of the oral dosage form of torezolid phosphate and one Phase 1 clinical trial of the IV dosage form of torezolid phosphate. The results of our completed clinical trials to date demonstrated that the 200 milligram dose of torezolid phosphate was highly effective against gram-positive pathogens including MRSA, could be dosed once daily for a course of therapy that is half the number of days of the labeled dosing regimen of linezolid for cSSSI and had a favorable safety and tolerability profile compared to linezolid, as demonstrated by dosing of up to 21 days.

Under our torezolid phosphate clinical program, we plan to develop torezolid phosphate to treat multiple clinical indications, including ABSSSI and other important indications involving infections of the lung and blood, such as hospital acquired pneumonia, or HAP, ventilator acquired pneumonia, or VAP, and bacteremia. Initially, we are developing torezolid phosphate for the treatment of ABSSSI. We opened our Investigational New Drug applications, or INDs, for the IV and oral dosage forms of torezolid phosphate in August 2009 and November 2007, respectively. Based upon guidance we have received from the United States Food and Drug Administration, or FDA, we plan to conduct two Phase 3 clinical trials for the treatment of ABSSSI. In our first Phase 3 clinical trial which was initiated in August 2010, we are testing the oral dosage form of torezolid phosphate. In our second Phase 3 clinical trial, we plan to initiate patients on IV therapy and transition them to oral therapy. Both trials will be randomized, double-blind studies and will use linezolid as the comparator. We have reached agreement with the FDA on a Special Protocol Assessment, or SPA, for our first Phase 3 clinical trial of the oral dosage form of torezolid phosphate and expect to reach agreement with the FDA on a SPA for our second Phase 3 clinical trial in which patients will be initiated with IV therapy and subsequently transitioned to the oral dosage form of torezolid phosphate by the end of the third quarter of 2011. The SPA process creates a written agreement between the FDA and a sponsor concerning the clinical trial design, clinical endpoints and other clinical trial issues that can be used to support regulatory approval of a drug candidate. The process is intended to provide assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved and there is a favorable risk-benefit profile, the data may serve as the primary basis of an efficacy claim in support of a New Drug Application, or NDA. We commenced our Phase 3 clinical program in August 2010 and expect to complete enrollment this year and report top-line data from our first Phase 3 clinical trial in early 2012. The potential use of torezolid phosphate to treat follow-on indications involving infections of the lung and blood, such as HAP, VAP and bacteremia, is supported by an extensive, published body of nonclinical data from predictive animal studies. During the first quarter of 2011, we completed a Phase 1 clinical trial which evaluated the ability of torezolid phosphate to penetrate into the lung, for potential use in treating lung infections. The results showed that the same 200 milligram, once daily dose of torezolid that we are currently testing for ABSSSI, also distributed into the lung at concentrations well above that needed to treat infections caused by key gram positive pathogens. Based on these results we plan to pursue further development of torezolid phosphate for the treatment of pneumonia using the same once daily 200 milligram dose. If we obtain regulatory approval, we plan to commercialize torezolid phosphate through our own hospital directed sales force in the United States and/or in collaboration with third parties, and to out-license torezolid phosphate to, or collaborate with, third parties in other countries as we deem appropriate.

We have developed a proprietary discovery platform, called focused antisense screening technology, or FAST, which uses antisense technology to validate suitable bacterial drug targets. We have also developed state-of-the-art capabilities in structure based drug design, or SBDD. These proprietary capabilities enable us to rapidly identify optimal bacterial targets and subsequently design highly potent and selective small molecule inhibitors which we believe will enable us to develop new differentiated antibiotics. We have used these capabilities as the basis for our current preclinical programs. Our first preclinical program is directed against the enzyme targets GyrB and ParE to treat broad-spectrum infections, or those caused by bacteria of either the gram-positive or gram-negative category. In September 2008, we were awarded up to $27.7 million to support this program’s gram-negative efforts through a procurement contract of up to five years with the NIAID, a part of the National Institutes of Health. Our second preclinical program targets antibacterial compounds from marine natural products libraries to also treat broad-spectrum infections. In April 2010, we were awarded up to $29.5 million to support this program’s gram-negative efforts through a four and one-half year contract with the DTRA, a part of the Department of Defense. In addition, in April 2011, we entered into a separate three year research contract with LLNL under which we may receive up to $3.0 million over three years to develop novel antibiotics directed against multi-drug resistant bacterial pathogens.

The following table summarizes the target indications, dosage forms, stage of development and future plans for our torezolid phosphate clinical program and our preclinical programs.

Torezolid Phosphate

Torezolid phosphate is a second generation oxazolidinone being developed for the treatment of serious gram-positive infections, including those caused by MRSA. We believe torezolid phosphate is the second generation oxazolidinone furthest advanced in clinical development for the treatment of such infections. Torezolid phosphate is a novel prodrug antibiotic that is cleaved in the blood stream to the active compound, torezolid. We acquired exclusive rights to certain patent applications and other intellectual property related to torezolid phosphate through a license agreement with Dong-A Pharmaceutical Co., Ltd. in January 2007. We have filed United States utility patent applications, one of which has been issued, and PCT and foreign applications, of which eight have been granted, and if all are issued, may provide composition of matter patent protection for torezolid phosphate that would expire between 2024 and 2030, absent any extension.

As a second generation oxazolidinone, torezolid phosphate shares the positive attributes of linezolid, including the availability of IV and oral dosage forms, highly efficient oral absorption and tissue penetration and distribution, and activity against MRSA. However, based on clinical and nonclinical data, we believe that torezolid phosphate has significant potential advantages over linezolid, including the following:

•

Greater Potency. In vitro tests on over 4,000 recent bacterial strains isolated from patients show that the potency of torezolid is four to eight times greater than linezolid against linezolid-susceptible strains and up to 16 times greater than linezolid against linezolid-resistant strains. Torezolid has maintained this potency advantage in all animal models of infection tested to date, including models of skin and lung infections as well as sepsis and endocarditis. The greater potency of torezolid should enable a shorter course of treatment as compared to linezolid. We believe that this enhanced potency may result in improved clinical outcomes and significant savings for hospitals and payor organizations, faster eradication of the pathogen and treatment of the infection and earlier discharge from the hospital.

•

Shorter Dosing Regimen and More Convenient, Once Daily Dosing. Torezolid phosphate can be administered once daily for six days for the treatment of ABSSSI as compared to twice daily for 10 to 14 days for linezolid. We believe this shorter and once daily dosing regimen will contribute to improved patient compliance and potentially decrease the risk of drug induced adverse events and limit the emergence of resistance.

•

Bactericidal Activity In Vivo. Torezolid, unlike linezolid, concentrates to a high extent inside certain white blood cells, which engulf pathogenic bacteria and concentrate at the site of infection. This feature of torezolid contributes to its in vivo bactericidal activity, or killing of pathogenic bacteria in the body, which is thought to yield a higher degree of efficacy and faster eradication of the pathogenic bacteria than is achieved with bacteriostatic antibiotics.

•

Activity Against Key Gram-Positive Drug-Resistant Strains and Select Gram-Negative and Atypical Bacteria. Torezolid is active against all clinically relevant gram-positive bacteria tested to date, including organisms resistant to linezolid and other antibiotics. Unlike linezolid, torezolid is also active against strains of the gram-negative bacterium Legionella and the atypical bacterium Chlamydia, and thus may have utility in treating lower respiratory tract infections involving these bacteria.

•

Low Intrinsic Frequency of Resistance. The frequency at which MRSA evolved resistance to torezolid was 16 times lower than the frequency at which it evolves resistance against linezolid. We believe that this low intrinsic frequency of resistance indicates that torezolid may generate fewer resistant strains of bacteria compared to linezolid. We believe this low frequency of resistance may allow for wider use of torezolid phosphate and limit the emergence of resistance, especially in community applications where the rapid spread of bacterial resistance is of significant concern. This should also result in the slower emergence of bacterial pathogens that are resistant to torezolid.

•

Favorable and Predictable Pharmacokinetics. Studies have shown little patient-to-patient variability in the concentration of torezolid in blood, as compared to linezolid, which generally means that drug exposure is more predictable. As a result, we expect that torezolid may have more predictable drug exposure which may lead to a more uniform efficacy and safety profile across different patients when compared to linezolid.

•	Fewer Drug-Drug Interactions. Unlike linezolid, torezolid phosphate has not been shown to inhibit the monoamine oxidase system which mediates the metabolism of tyramine, SSRI’s and vasoconstrictors.

•

Improved Safety Profile for Long Term Dosing. The results of our comparative 21-day Phase 1 clinical trial showed that a 200 mg daily dose of torezolid phosphate had less impact on hematological parameters indicative of myelosuppression than the labeled dose of linezolid (600 mg twice daily). Based upon the results of this clinical trial, we believe that torezolid phosphate may offer a safer alternative to linezolid for infections requiring longer term dosing such as bacteremia and osteomyelitis.

Despite its advantages, market acceptance and sales of torezolid phosphate will depend on many factors, including successfully demonstrating the safety and efficacy of torezolid phosphate in our Phase 3 clinical trials, competitiveness of the product labeling approved by the FDA, effectiveness of the sales and promotional efforts for the product, acceptance by physicians and payors of torezolid phosphate as a safe and effective treatment, reimbursement status, its cost relative to competing antibiotics and the outcomes of the development and approval of competitive products. In particular, in the absence of a diagnosis of a gram-positive infection, clinicians may prefer to initially prescribe an antibiotic with a broader spectrum of coverage than torezolid phosphate until the diagnosis of a gram-positive infection is confirmed. If approved, torezolid phosphate will compete against a number of antibiotics that have been approved and have shown activity against serious gram-positive infections, including those caused by MRSA. These antibiotics include vancomycin, linezolid, daptomycin, tigecycline, telavancin and ceftaroline. We may also compete with antibiotics currently in, or which may soon enter, Phase 3 development or registration for ABSSSI (or cSSSI), such as, ceftobiprole, CEM-102, dalbavancin, delafloxacin, NXL-103, oritavancin, PTK 0796, radezolid, and BC-3781, a systemically delivered pleuromutilin from Nabrivia.

However, we believe that torezolid phosphate will provide physicians with a safe antibiotic for the treatment of serious gram-positive infections that is more potent and more convenient than linezolid and other currently available alternatives. Further, we believe that use of torezolid phosphate will result in earlier discharge from the hospital, lower incidence of resistance and a reduced need to switch to alternative antibiotics. All of these factors may contribute to reduced costs for treating serious gram-positive infections.

Our Research and Preclinical Programs

We have developed a proprietary discovery platform called focused antisense screening technology, or FAST, which uses antisense technology to validate suitable bacterial drug targets. We have also developed state-of-the-art capabilities in structure based drug design, or SBDD. These proprietary capabilities enable us to rapidly identify optimal bacterial targets and subsequently design highly potent and selective small molecule inhibitors, which we believe will enable us to develop new differentiated antibiotics. We have used these capabilities as the basis for our current preclinical programs. Our first preclinical program is directed against the enzyme targets GyrB and ParE to treat infections caused by gram-negative bacteria. In September 2008, we were awarded up to $27.7 million to support this program through a procurement contract of up to five years with the NIAID, a part of the NIH. Our second preclinical program targets antibacterial compounds from marine natural products libraries to treat infections caused by both gram-negative and gram-positive bacteria. In April 2010, we were awarded up to $29.5 million to support this program through a four and one-half year contract with the Defense Threat Reduction Agency, a part of the DoD. We have one additional preclinical program that targets novel antibiotics directed against multi-drug resistant bacterial pathogens. In April 2011, we were awarded up to $3.0 million to support this program through a three year research contract with Lawrence Livermore National Security LLC.

Our Strategy

Our strategy is to discover and develop a pipeline of antibiotics focused on the treatment of serious, life-threatening infections, consisting of torezolid phosphate and additional compounds discovered internally using our proprietary discovery platform.

With respect to torezolid phosphate, our strategy is to:

•	Conduct two Phase 3 clinical trials for the treatment of ABSSSI, the first of which we initiated in August 2010;

•	Pursue further clinical development for the treatment of pneumonia;

•	Pursue clinical development for the treatment of other indications;

•	Obtain regulatory approval for the treatment of ABSSSI initially in the United States and subsequently in the European Union, or EU;

•	Build a hospital-directed sales force and/or collaborate with third parties for commercialization in the United States; and

•	Out-license rights to, or collaborate with, third parties for commercialization outside of the United States.

With respect to our preclinical programs and proprietary discovery platform, our strategy is to:

•	Advance our preclinical programs into clinical development;

•	Actively pursue additional government contract revenues to support the discovery and development of additional compounds; and

•	Continue to use our proprietary discovery platform to discover additional antibiotics that we may develop internally or with third parties.

To execute on our strategy, we have built a strong management team with significant development and regulatory experience. Our senior management team consists of eight individuals who collectively have been involved in the development and approval of a significant number of anti-infective drugs.

Risks Relating to Our Business

We are a relatively early-stage biopharmaceutical company, and our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in “Risk Factors” beginning on page 11:

•

We have incurred significant operating losses since inception, including an accumulated deficit of $87.2 million as of March 31, 2011, and we anticipate that we will continue to incur losses for the foreseeable future;

•	We have no products approved for commercial sale, and we have not to date generated any revenues from product sales;

•	If we fail to obtain additional financing, we may not be able to complete the development and commercialization of torezolid phosphate or continue our preclinical programs;

•	We are heavily dependent on the success of torezolid phosphate, and if we fail to obtain regulatory approval for torezolid phosphate, our business will be materially harmed;

•	Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and clinical trials may not be predictive of future clinical trial results;

•

Delays in clinical trials and regulatory review are common and have many causes, and any such delays could result in increased costs and jeopardize or delay our ability to obtain regulatory approval and commence product sales;

•

We rely on third parties to conduct our clinical trials and to manufacture and supply torezolid phosphate, and we cannot be certain that they will successfully carry out their contractual duties or meet required timelines;

•	If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy;

•	If we fail to develop torezolid phosphate for additional indications, our commercial opportunity will be limited;

•

The availability of third-party coverage and reimbursement for newly approved drugs is uncertain, particularly in light of healthcare reform legislation and proposals in the United States and in other jurisdictions; if we fail to obtain adequate coverage and reimbursement from third-party payors, this could limit our ability to market torezolid phosphate once approved and could thus limit our ability to generate revenues; and

•	If we are unable to maintain and protect our proprietary intellectual property assets, our commercial opportunity will be impaired.

Corporate Information

We were originally incorporated as RexC Pharmaceuticals, Inc. in California in June 2004 and changed our name to Rx3 Pharmaceuticals, Inc. in September 2004. We subsequently changed our name to Trius Therapeutics, Inc. in February 2007 and reincorporated in Delaware in December 2007. Our principal executive offices are located at 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121, and our telephone number is (858) 452-0370. Our website address is www.triusrx.com. The information contained in or that can be accessed through our website is not part of this prospectus.

THE OFFERING

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 6,412,500 shares of common stock, of which 4,750,000 shares are issued and outstanding as of the date of this prospectus, and 1,662,500 shares of which are issuable upon the exercise of certain warrants. Such shares and warrants were issued to the selling stockholders in various transactions as described under the section entitled “Selling Security Holders” beginning on page 46 of this prospectus. All of the shares, when sold, will be sold by the selling stockholders. The selling stockholders may sell their shares from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of shares by the selling stockholders, other than as a result of the exercise of warrants held by the selling stockholders for cash.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following summary of our statement of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2010 and 2011 and the balance sheet data as of March 31, 2011 have been derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments necessary to fairly state our financial position as of March 31, 2011 and results of operations for the three months ended March 31, 2010 and 2011. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Contract research	$658	$4,980	$8,032	$1,486	$2,715
Collaborations	243	36	—	—	—
NIH grants	429	—	—	—	—

Total revenues	1,330	5,016	8,032	1,486	2,715
Operating expenses:
Research and development	20,086	23,049	23,320	4,152	10,442
General and administrative	2,290	4,134	5,406	1,210	2,342

Total operating expenses	22,376	27,183	28,726	5,362	12,784

Loss from operations	(21,046)	(22,167)	(20,694)	(3,876)	(10,069)
Other income (expense):
Interest income	582	36	8	—	6
Interest expense	(297)	(529)	(3,889)	(403)	—
Other income (expense)	(30)	(21)	712	4	1

Total other income (expense)	255	(514)	(3,169)	(399)	7

Net loss	(20,791)	(22,681)	(23,863)	(4,275)	(10,062)
Accretion of deferred financing costs on redeemable convertible preferred stock	(26)	(28)	(18)	(8)	—

Net loss attributable to common stockholders	$(20,817)	$(22,709)	$(23,881)	$(4,283)	$(10,062)

Net loss per share, basic and diluted	$(40.19)	$(31.11)	$(2.36)	$(5.08)	$(0.43)

Weighted-average shares outstanding, basic and diluted	518	730	10,099	843	23,613

	As of March 31, 2011
	Actual	As Adjusted
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$36,710	$64,756
Working capital (deficit)	35,053	63,099
Total assets	41,160	69,206
Accumulated deficit	(87,204)	(87,204)
Total stockholders’ equity	$36,025	$64,071

The March 31, 2011 as adjusted balance sheet data reflects the sale of 4,750,000 units, at an offering price of $6.35 per unit, with each unit consisting of one share of common stock and a warrant to purchase 0.35 shares of common stock, to the selling stockholders pursuant to the private placement transaction that closed on May 31, 2011, net of placement fees and offering costs. The above table does not reflect any exercise by the selling stockholders of the warrants.

RISK FACTORS

Before you decide to invest in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks comes to fruition, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred significant operating losses since inception and anticipate that we will incur continued losses for the foreseeable future. We may never become profitable.

As of March 31, 2011, we had an accumulated deficit of $87.2 million. We have generated no revenues from product sales to date. We have funded our operations to date from the sale of our securities and through research funding from the United States government. We expect to continue to incur substantial additional operating losses for the next several years as we advance torezolid phosphate and our preclinical programs. In addition, we will incur additional costs of operating as a public company and, if we obtain regulatory approval for torezolid phosphate, we may incur significant sales, marketing, licensing and outsourced manufacturing expenses. As a result, we expect to continue to incur significant and increasing losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing and commercializing pharmaceutical drugs, we are unable to predict the extent of any future losses. We may never successfully commercialize any products and thus may never have any significant future revenues or achieve and sustain profitability.

We have limited sources of revenues and have not to date generated any revenues from product sales.

We are a biopharmaceutical company with no products approved for commercial sale. To date, substantially all of our revenues have been derived from federal contract and grant revenues and fees for research services from license or collaboration agreements, and we have not generated any revenues from product sales. We do not anticipate generating revenues, if any, from sales of torezolid phosphate for at least four years from the date hereof. Our ability to generate future revenues from product sales depends heavily on our success in:

•	Obtaining favorable results for and advancing the development of torezolid phosphate for the treatment of ABSSSI, including successfully initiating and completing our Phase 3 clinical trials;

•	Obtaining United States and/or foreign regulatory approvals for torezolid phosphate;

•	Commercializing torezolid phosphate and any other product candidates for which we obtain FDA approval, including by building a hospital-directed sales force and/or collaborating with third parties;

•	Achieving broad market acceptance of torezolid phosphate in the medical community and with third-party payors;

•	Pursuing clinical development of torezolid phosphate for the treatment of other indications, including hospital-acquired pneumonia, or HAP, ventilator- acquired pneumonia, or VAP, and bacteremia; and

•	Generating a pipeline of innovative product candidates using our drug discovery platform or through licensing strategies.

Torezolid phosphate will require extensive additional clinical study and evaluation, regulatory approval in multiple jurisdictions, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote torezolid phosphate, or any other antibiotic product candidates that we develop, before we obtain regulatory approval from the FDA or comparable foreign regulatory authorities. If we do not obtain regulatory approval for and successfully commercialize torezolid phosphate, we may not generate any revenues from product sales, and we may not be able to continue our operations. Even if we successfully obtain regulatory approval to market torezolid phosphate, our revenues are dependent upon the size of the markets in the territories for which we obtain regulatory approval and have commercial rights, as well as our ability to gain market acceptance and achieve commercial success. If we do not generate revenues, or the markets for the treatment of ABSSSI are not as significant as we estimate, our business and prospects will be materially harmed.

If we fail to obtain additional financing, we may not be able to complete the development and commercialization of torezolid phosphate or any other product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to:

•

Complete the clinical development of torezolid phosphate, initially for treatment of ABSSSI, which will obligate us to pay substantial additional milestone payments to the licensor of torezolid phosphate;

•

Launch and commercialize torezolid phosphate and any other product candidates for which we obtain regulatory approval, including by building a hospital-directed sales force and/or collaborating with third parties;

•	Pursue clinical development of torezolid phosphate for the treatment of other indications, including HAP, VAP, and bacteremia; and

•	Continue our discovery and development programs to advance our internal product pipeline.

On August 6, 2010, we completed our IPO raising $45.1 million in net proceeds. On May 31, 2011, we completed a private placement raising $28.0 million in net proceeds. We expect that the net proceeds from our recent private placement and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our capital requirements through the third quarter of 2012. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, our clinical trials may encounter technical, enrollment or other issues that could cause our development costs to increase more than we expected. We may also need to raise additional funds sooner if we choose to initiate clinical trials for indications in addition to ABSSSI more rapidly than we presently anticipate. In any event, we expect that we will require additional capital to obtain regulatory approval of and to commercialize torezolid phosphate. Securing additional financing will require a substantial amount of time and attention from our management and may divert a disproportionate amount of its attention away from our day-to-day activities, which may adversely affect our management’s ability to conduct our day-to-day operations. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	Significantly delay, scale back or discontinue the development or commercialization of torezolid phosphate or our preclinical programs;

•

Seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

•	Relinquish or license on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed. In addition, if the United States government stops funding our preclinical programs, we may not be able to continue our preclinical programs, and our business and prospects may be materially harmed.

To raise additional funds to support our business operations, we may sell additional equity or convertible debt securities, which would result in dilution to our stockholders, or incur indebtedness which could result in restrictive covenants that adversely impact the operation of our business.

The sale of additional equity or convertible debt securities would result in the issuance of additional shares of our capital stock and dilution to our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

The timing of the milestone and royalty payments we are required to make to Dong-A Pharmaceutical Co., Ltd., or Dong-A, is uncertain and could adversely affect our cash flows and results of operations.

In January 2007, we entered into a license agreement with Dong-A pursuant to which we acquired an exclusive license to certain patent applications and other intellectual property related to the oral and injectable forms of torezolid phosphate to develop and commercialize licensed products, including torezolid phosphate, outside of South and North Korea, or Korea. In addition to milestone payments we have already made to Dong-A, we have an obligation to make up to an aggregate of $13.0 million in additional payments upon achievement of specified development and regulatory approval milestones. We are also required to pay Dong-A mid-single digit tiered royalties on net sales of torezolid phosphate. The timing of our achievement of these events and corresponding milestone payments to Dong-A is subject to factors relating to the clinical and regulatory development and commercialization of torezolid phosphate, many of which are beyond our control. We may become obligated to make a milestone payment when we do not have the cash on hand to make such payment, which could require us to delay our clinical trials, curtail our operations, scale back our commercialization and marketing efforts or seek funds to meet these obligations on terms unfavorable to us. In addition, if we are unable to make any payment to Dong-A when due or if we fail to use commercially reasonable efforts to achieve certain development and commercialization milestones within the timeframes required by our license agreement with Dong-A, Dong-A has the right to terminate the license agreement and all of our rights to develop and commercialize torezolid phosphate upon 90 days written notice of our failure to make any such payment or to timely achieve the specified development and commercialization milestones.

Our limited operating history makes it difficult to evaluate our business and prospects.

We were incorporated in 2004. Our operations to date have been limited to organizing and staffing our company, conducting product development activities for torezolid phosphate and performing research and development with respect to our preclinical programs. We have not yet demonstrated an ability to obtain regulatory approval for or commercialize a product candidate. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Risks Related to our Business

We are heavily dependent on the success of torezolid phosphate, which is still under clinical development. We cannot assure you that we will obtain regulatory approval for torezolid phosphate. If we fail to obtain regulatory approval for torezolid phosphate, our business will be materially harmed.

To date, we have not marketed, distributed or sold any products. Our near-term prospects are substantially dependent on our ability to develop and commercialize torezolid phosphate. To date, we have completed one Phase 2 clinical trial and seven Phase 1 clinical trials of torezolid phosphate. In October 2009, we completed our end of Phase 2 meeting with the FDA, and based on the feedback we received and guidance from the FDA, we are currently conducting one Phase 3 clinical trial and planning a second Phase 3 clinical trial of torezolid phosphate for the treatment of ABSSSI, along with parallel, additional clinical safety and special population

Phase 1 clinical trials necessary for registration. We commenced our first Phase 3 clinical trial in August 2010 and we are seeking a SPA agreement in 2011 for the second Phase 3 clinical trial, prior to its commencement. If our Phase 3 clinical trials are successful, we plan to use them as a basis for an NDA, seeking approval to commercialize the IV and oral dosage forms of torezolid phosphate for treatment of ABSSSI. We cannot commercialize torezolid phosphate prior to obtaining FDA approval. However, torezolid phosphate is susceptible to the risks of failure inherent at any stage of drug development, including the appearance of serious adverse events, or AEs, failure to maintain efficacy across a broad population of patients and the FDA’s determination that a drug product is not approvable. We cannot assure you that our clinical trials for torezolid phosphate will be completed timely or at all, or that we will be able to obtain FDA approval for this product. If we are not able to commercialize torezolid phosphate for ABSSSI or for any other indications, we will not be able to generate product revenues in the foreseeable future, or at all. Torezolid phosphate is the only product candidate for which we have conducted clinical trials, and we cannot be certain that we will advance any other product candidates into clinical trials. As a company, we have never obtained regulatory approval for or commercialized a drug. It is possible that the FDA may refuse to accept our NDA for substantive review or may conclude after review of our data that our application is insufficient to obtain regulatory approval of torezolid phosphate. If the FDA does not accept or approve our NDA, it may require that we conduct additional clinical, preclinical or manufacturing validation studies and submit that data before it will reconsider our application. Depending on the extent of these or any other FDA required studies, approval of any NDA or application that we submit may be delayed by several years, or may require us to expend more resources than we have available. In addition, increased scrutiny by the United States Congress of the FDA’s approval process, particularly in our areas of focus, may significantly delay or prevent regulatory approval, as well as impose more stringent product labeling and post-marketing testing and other requirements. Any delay in obtaining, or an inability to obtain, regulatory approvals would prevent us from commercializing torezolid phosphate, generating revenues and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDA. If any of these outcomes occur, we may be forced to abandon our NDA for torezolid phosphate, which would materially adversely affect our business and could potentially cause us to cease operations.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is highly uncertain. Failure can occur at any time during the clinical trial process due to inadequate performance of a drug or inadequate adherence by patients or investigators to clinical trial protocols, leading to poor data quality. The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results we have seen to date in our Phase 2 clinical trial of torezolid phosphate in patients with complicated skin and skin structure infections, or cSSSI, does not ensure that later clinical trials, such as our ongoing and planned Phase 3 clinical trials for the treatment of ABSSSI, will demonstrate similar results. Investigational drugs in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed satisfactorily through preclinical studies and initial clinical testing. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in Phase 3 clinical trials, even after seeing promising results in earlier clinical trials. Despite the results reported in earlier clinical trials for torezolid phosphate, we do not know whether any Phase 3 or other clinical and nonclinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market torezolid phosphate. In addition, based on our discussions and agreement with the FDA, the design of our ongoing and planned Phase 3 clinical trials of torezolid phosphate differ in certain ways from our Phase 2 clinical trial. Those design changes may lead to unexpected results in our Phase 3 clinical trials. If future clinical or nonclinical trials do not produce favorable results, our ability to obtain regulatory approval for torezolid phosphate or our preclinical programs may be adversely impacted.

The FDA regulatory approval process is lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for torezolid phosphate, our business will be substantially harmed.

The time required to obtain approval for commercialization from the FDA and similar foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials, depending upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to obtain regulatory approval may change during the course of a product’s clinical development.

We may fail to obtain regulatory approval for torezolid phosphate or any other product candidates for many reasons, including the following:

•	We may not be able to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for any indication;

•	The results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	The FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	We may not be able to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•

We may not be able to demonstrate that a product candidate provides an advantage over current standard of care, future competitive therapies in development, or over placebo in any indications for which the FDA requires a placebo-controlled trial;

•	The FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	The FDA or comparable foreign regulatory authorities may not accept data generated at our clinical trial sites;

•

The data collected from clinical trials of any product candidates that we develop may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•

The FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we or our collaborators enter into agreements for clinical and commercial supplies; and

•	The approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market torezolid phosphate or any future product candidates, which would significantly harm our business, results of operations and prospects.

We have previously applied to the FDA for Fast Track designation based on the results of our in vitro nonclinical data and Phase 1 clinical trial data from healthy volunteers. Fast track designation is a process designed to facilitate the development and expedite the review of drugs to treat serious diseases and fill an unmet medical need. The applications were denied as the FDA was unable to conclude based on the submitted data and our proposed development plan at that time whether torezolid phosphate would meet an unmet medical need given that alternative therapies were available for cSSSI, including infections with MRSA as a pathogen. Based on our Phase 2 clinical trial data, or on other future data, we may consider submitting a new request for Fast Track designation. However, we cannot guarantee that we will ever receive Fast Track designation, or that torezolid phosphate will qualify for other FDA programs for expediting the development, review or approval process.

Delays in clinical trials are common and have many causes, and any such delays could result in increased costs to us and jeopardize or delay our ability to obtain regulatory approval and commence product sales as currently contemplated.

We may experience delays in clinical trials of our product candidates. To date, torezolid phosphate has completed a Phase 2 clinical trial for the treatment of cSSSI. We plan to conduct two Phase 3 clinical trials of torezolid phosphate for the treatment of ABSSSI, the first of which began in August 2010, and we anticipate receiving top-line data from this clinical trial by early 2012. We plan to initiate the second Phase 3 trial by the end of 2011. In parallel with the ongoing Phase 3 trial, we are conducting additional clinical safety, pharmacology and special population Phase 1 clinical trials necessary for registration. If our Phase 3 clinical trials are successful, we intend to use these trials as a basis to file an NDA for the approval of the IV and oral dosage forms of torezolid phosphate for the treatment of ABSSSI. We do not know whether our planned clinical trials will begin on time, need to be redesigned, enroll a sufficient number of patients or be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including the following:

•	Delays in obtaining regulatory approval to commence a trial;

•	Delays in reaching agreement with the FDA on any Special Protocol Assessments, or SPAs, we submit;

•	Imposition of a clinical hold following an inspection of our clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	Delays in reaching agreement on acceptable terms with prospective Clinical Research Organizations, or CROs, and clinical trial sites;

•	Delays in obtaining required institutional review board approval at each site;

•	Delays in recruiting suitable patients to participate in a trial;

•	Delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	Clinical sites dropping out of a trial to the detriment of enrollment;

•	Time required to add new sites;

•	Delays in obtaining sufficient supplies of clinical trial materials; or

•	Delays resulting from negative or equivocal findings of a data safety monitoring board, or DSMB, for a trial.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, enrollment criteria imposed by the FDA, the proximity of patients to clinical sites, the eligibility criteria for participating in the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. For example, we could encounter delays in our clinical trials of torezolid phosphate if participating physician investigators encounter unresolved ethical issues associated with enrolling patients in clinical trials of torezolid phosphate in lieu of prescribing approved antibiotics that have established safety and efficacy profiles. In addition, because we are the first sponsor to enroll an ABSSSI Phase 3 clinical trial under new regulatory guidance, we do not have a reliable basis from which to project or otherwise predict enrollment rates or timing for our ongoing Phase 3 clinical trial. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. Any of these delays in completing our clinical trials could increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues.

We may be required to suspend or discontinue clinical trials due to adverse side effects or other safety risks that could preclude approval of torezolid phosphate or any of our future product candidates.

Our clinical trials may be suspended at any time for a number of reasons. A clinical trial may be suspended or terminated by us, our collaborators, the FDA or other regulatory authorities due to a failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, unforeseen safety issues including adverse side effects, failure to demonstrate a benefit from using the investigational drug, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or negative or equivocal findings of a DSMB, an Institutional Review Board or an Independent Ethics Committee for a clinical trial. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to participants. If we elect or are forced to suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues, if at all, from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, financial condition and prospects significantly.

To date, the drug-related adverse events experienced by patients while being treated with torezolid phosphate were mostly mild or moderate side effects that included nausea, diarrhea, vomiting and headache. However, our future clinical trials will involve testing in larger patient populations, which could reveal a high prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Any of these occurrences may harm our business and prospects significantly.

The SPA for our first Phase 3 clinical trial of torezolid phosphate does not guarantee any particular outcome from regulatory review of our Phase 3 clinical trials.

The FDA’s SPA process creates a written agreement between the sponsoring company and the FDA regarding clinical trial design and other clinical trial issues that can be used to support approval of a product candidate. The SPA is intended to provide assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved, and there is a favorable risk-benefit profile, the data may serve as the primary basis for an efficacy claim in support of an NDA. However, SPA agreements are not a guarantee of an approval of a product candidate or any permissible claims about the product candidate. In particular, SPAs are not binding on the FDA if previously unrecognized public health concerns arise during the performance of the clinical trial, other new scientific concerns regarding product candidate safety or efficacy arise or if the sponsoring company fails to comply with the agreed upon clinical trial protocols. We do not know how the FDA will interpret the commitments under the agreed upon SPA, how it will interpret the data and results or whether it will approve torezolid phosphate for the treatment of ABSSSI. In addition, although the FDA has provided us with feedback as to the adequacy of the proposed size of our safety population to support an NDA, it may, based on the review of our initial Phase 3 clinical trial safety data, require us to conduct additional clinical trials or enroll additional patients in our Phase 3 clinical program. As a result, we cannot guarantee any particular outcome from regulatory review of these planned Phase 3 clinical trials.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in obtaining or ultimately not be able to obtain regulatory approval for or commercialize torezolid phosphate or any other product candidates.

We have relied and plan to continue to rely upon CROs to monitor and manage data for our on-going clinical programs for torezolid phosphate as well as the execution of our preclinical and nonclinical studies, and control only certain aspects of our CROs’ activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with the FDA’s current good clinical practices, or cGCPs, which are regulations and guidelines enforced by the FDA for all of our products in clinical development. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with cGCPs. In addition, our clinical trials will require an adequately large number of test subjects to evaluate the safety and effectiveness of torezolid phosphate. Accordingly, if our CROs fail to comply with these regulations or recruit a sufficient number of patients, the FDA may require us to repeat clinical trials, which would delay the regulatory approval process. In addition, our CROs are not our employees, and we cannot control whether or not they devote sufficient time and resources to our on-going clinical, nonclinical and preclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize torezolid phosphate or any other product candidates that we develop. As a result, our financial results and the commercial prospects for torezolid phosphate and any other product candidates that we develop would be harmed, our costs could increase and our ability to generate revenues could be delayed.

We plan to maintain our relationships with existing CROs and enter into agreements with additional CROs to obtain additional resources and expertise in an attempt to accelerate our progress with regard to on-going clinical, nonclinical and preclinical programs and specifically, the compilation of clinical trial data for submission with an NDA for torezolid phosphate. Switching or entering into new relationships with CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our operating results, financial condition or future prospects.

Our dependence upon third parties for the manufacture and supply of torezolid phosphate and any future product candidates and products may cause delays in, or prevent us from, successfully developing and commercializing products.

We do not currently have nor do we plan to implement the infrastructure or capability internally to manufacture torezolid phosphate for use in the conduct of our clinical trials. We employ the services of Albany Molecular Research, Inc., or AMRI, to produce torezolid phosphate active pharmaceutical ingredient, or API, and AAI Pharma Services, or AAI, to produce the solid oral and sterile IV torezolid phosphate finished products. We have entered into clinical supply master services agreements with both AMRI and AAI for our short-term clinical supply needs, but we do not have long-term or commercial agreements for the supply of torezolid phosphate or any future product candidates with AMRI, AAI or any other third party.

With respect to the manufacturing for our commercial scale product, we intend to eventually pursue long term agreements with our current manufacturers or transfer the manufacturing to other larger manufacturers. However, torezolid phosphate is a new chemical entity that has never been produced at commercial scale, and, as such, there are underlying risks associated with its manufacture, which could include cost overruns, new impurities, difficulties in scaling up or reproducing manufacturing processes and lack of timely availability of raw materials. Any of these risks may prevent or delay us from successfully developing and commercializing torezolid phosphate. If we are unable to arrange for third-party manufacturing sources, or do so on commercially reasonable terms, we may not be able to complete development of any product candidates or market them. Reliance on third-party manufacturers entails many risks, including regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us.

Our third-party manufacturers are required to comply with applicable FDA current good manufacturing practice, or cGMP, regulations. In addition, our manufacturers will be subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements. These cGMP regulations cover all aspects of the manufacturing, testing, quality control and record keeping relating to our product candidates. We do not have control over our manufacturers’ compliance with these regulations and standards. Failure by any of our manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure to grant approval to market our product candidates, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply and criminal prosecutions, any of which could significantly and adversely affect our business.

We could also experience manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates. If AMRI, AAI or any alternate supplier of finished drug product, experiences any significant difficulties in its respective manufacturing processes for torezolid phosphate API or finished drug product, we could experience significant interruptions in the supply of torezolid phosphate. Our inability to coordinate the efforts of our third-party manufacturing partners, or the lack of capacity available at our third-party manufacturing partners, could impair our ability to supply torezolid phosphate at the levels required for successful commercialization. If our current suppliers are unable or unwilling to perform under their agreements, we could experience significant interruptions in the supply of torezolid phosphate because of the significant regulatory requirements that we would need to satisfy in order to qualify a new torezolid phosphate API or finished drug product supplier.

If for any reason we are unable to use our currently available supply of torezolid phosphate, the inability to acquire additional quantities of torezolid phosphate in a timely manner from third parties could delay clinical trials of torezolid phosphate or result in product shortages and prevent us from developing and commercializing torezolid phosphate in a cost-effective manner or on a timely basis.

In addition, we do not currently have the capability to package torezolid phosphate finished drug product for distribution to hospitals and other customers. Prior to commercial launch, we intend to enter into agreements for the commercial supply of torezolid phosphate so that we can ensure proper supply chain management if and when we are authorized to make commercial sales of torezolid phosphate. If we are unable to enter into an agreement with a commercial supplier on satisfactory terms, or at all, our commercialization of torezolid phosphate may be significantly delayed.

If the FDA does not approve the manufacturing facilities of AMRI, AAI or any future manufacturing partners for commercial production we may not be able to commercialize torezolid phosphate.

The facilities used by AMRI, AAI and any of our future manufacturers to manufacture torezolid phosphate must be approved by the FDA after we submit our NDA to the FDA and before approval of torezolid phosphate. We do not control the manufacturing process of torezolid phosphate and are completely dependent on these third-party manufacturing partners for compliance with the FDA’s requirements for manufacture of torezolid phosphate API and finished product. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s strict regulatory requirements, they will not be able to secure FDA approval for their manufacturing facilities. If the FDA does not approve these facilities for the commercial manufacture of torezolid phosphate, we may need to find alternative manufacturing facilities, which would result in significant delays of up to several years in obtaining FDA approval for torezolid phosphate.

If approved, torezolid phosphate will face competition from less expensive generic versions of branded antibiotics of competitors and, if we are unable to differentiate the benefits of torezolid phosphate over these less expensive alternatives, we may never generate meaningful product revenues.

Generic antibiotic therapies are typically sold at lower prices than branded antibiotics and are generally preferred by hospital formularies and managed care providers of health services. We anticipate that, if approved, torezolid phosphate will face increasing competition in the form of generic versions of branded products of competitors that have lost or will lose their patent exclusivity. For example, torezolid phosphate, if approved, will initially face competition from the inexpensive generic forms of vancomycin that are currently available and, in the future, would face additional competition from a generic form of linezolid when the patents covering it are expected to expire in 2015, or earlier if the patents are successfully challenged. If we are unable to demonstrate to physicians and payors that the key differentiating features of torezolid phosphate translate to overall clinical benefit or lower cost of care, we may not be able to compete with generic antibiotics.

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations. As a result, these companies may obtain regulatory approval more rapidly than we are able and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and drug products that are more effective or less costly than torezolid phosphate or any other drug candidate that we are currently developing or that we may develop, which could render our products obsolete and noncompetitive.

The competition in the market for antibiotics is intense. If approved, torezolid phosphate will face competition from commercially available antibiotics such as vancomycin, marketed as a generic by Abbott Laboratories and others; daptomycin, marketed by Cubist Pharmaceuticals, Inc. as Cubicin; linezolid, marketed by Pfizer Inc. as Zyvox; ceftaroline, marketed by Forest Laboratories, Inc. and AstraZeneca PLC as Teflaro; ceftobiprole, under development by Basilea Pharmaceutica AG; quinupristin/dalfopristin, marketed by sanofi-aventis and Monarch Pharmaceuticals, Inc. as Synercid; tigecycline, marketed by Pfizer as Tygacil; and telavancin, marketed by Theravance, Inc. and Astellas Pharma, Inc. as Vibativ. Vancomycin has been a widely used and well known antibiotic for over 40 years and is sold in a relatively inexpensive generic IV form. Vancomycin, daptomycin, linezolid and telavancin are all approved treatments for serious gram-positive infections such as cSSSI. Additionally, daptomycin is an approved treatment for bacteremia, linezolid is an approved treatment for pneumonia and vancomycin is an approved treatment for both bacteremia and pneumonia. If we are unable to obtain regulatory approval of torezolid phosphate for some or all of the indications for which our competitors are approved, we may not be able to compete effectively with such antibiotics. In addition, if approved, torezolid phosphate may face additional competition from antibiotics currently in clinical development. Other antibiotics currently in development include CEM-102, under development by Cempra Pharmaceuticals, Inc., dalbavancin, under development by Durata Therapeutics, Inc., delafloxacin and radezolid, both under development by Rib-X Pharmaceuticals, Inc., NXL-103, under development by AstraZeneca PLC, oritavancin, under development by The Medicines Company, PTK 0796, under development by Paratek Pharmaceuticals, Inc. and Novartis AG, BC-3781, under development by Nabrivia, PMX-30063, under development by Polymedix, GSK1322322, under development by GlaxoSmithKlein, and JNJ-Q2, under development by Furiex Pharmaceuticals, Inc., which, if approved, would compete in the antibiotic market and would target indications such as ABSSSI. In addition, torezolid phosphate may face competition from drug candidates currently in clinical development and drug candidates that could receive regulatory approval before torezolid phosphate in countries outside the United States and the European Union, or EU. If we are unable to demonstrate the advantages of torezolid phosphate over competing drugs and drug candidates, we will not be able to successfully commercialize torezolid phosphate and our results of operations will suffer.

Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make torezolid phosphate or any other product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing antibiotics before we do.

Reimbursement may not be available for torezolid phosphate or any other product candidates that we develop, which could make it difficult for us to sell our products profitably.

Market acceptance and sales of torezolid phosphate or any other product candidates that we develop will depend on reimbursement policies and may be affected by future healthcare reform measures. Government authorities, hospital formularies and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. We cannot be sure that reimbursement will be available for torezolid phosphate or any other product candidates that we develop. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. In addition, third-party payors may implement prior authorizations which may lead to a decrease in sales of our future products. If reimbursement is not available or is available only to limited levels or extensive prior authorizations are introduced, we may not be able to successfully commercialize torezolid phosphate or any other product candidates that we develop.

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

In March 2010, the Patient Protection and Affordable Care Act, or PPACA, became law. PPACA substantially changes the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. Among the provisions of PPACA of greatest importance to the pharmaceutical industry are the following:

•	An annual, nondeductible fee on the prescription drug and biologics industry, apportioned among manufacturers according to their market share in certain government health care programs;

•	An increase in the rebates a manufacturer must pay to state Medicaid programs on utilization of the manufacturer’s products;

•	A new program, funded primarily by manufacturers, to provide discounts on pharmacy prescription prices to Medicare Part D beneficiaries in the program’s coverage gap;

•	Expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	New requirements to report certain financial arrangements with physicians;

•	A licensure framework for follow-on biologic products; and

•	A new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical research.

We anticipate that this legislation will result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

The availability of numerous generic antibiotics at lower prices than branded antibiotics, such as torezolid phosphate if it were approved for commercial introduction, may also substantially reduce the likelihood of reimbursement for torezolid phosphate. We expect to experience pricing pressures in connection with the sale of torezolid phosphate and any other products that we develop, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals. If we fail to successfully secure and maintain reimbursement coverage for our products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and our business will be harmed.

The commercial success of torezolid phosphate and any other product candidates that we develop, if approved in the future, will depend upon attaining significant market acceptance of these products among physicians and payors.

We have never commercialized a product candidate for any indication. Even if torezolid phosphate or any other product candidates that we develop are approved by the appropriate regulatory authorities for marketing and sale, physicians may not prescribe our approved products, which would prevent us from generating revenues or becoming profitable. Market acceptance of torezolid phosphate and any other product candidates that we develop by physicians and payors will depend on a number of factors, many of which are beyond our control, including:

•	The clinical indications for which the product is approved;

•	Acceptance by physicians and payors of each product as a safe and effective treatment;

•	The cost of treatment in relation to alternative treatments, including numerous generic drug products, such as vancomycin;

•	The relative convenience, ease of administration and acceptance by physicians and payors of torezolid phosphate in the treatment of ABSSSI;

•	The availability and efficacy of competitive drugs;

•	The extent to which the product is approved for inclusion on formularies of hospitals and managed care organizations;

•	The extent to which bacteria develop resistance to any antibiotic product candidates that we develop, thereby limiting its efficacy in treating or managing infections;

•	Whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular infections;

•	The availability of adequate reimbursement by third parties, such as insurance companies and other healthcare payors, and/or by government healthcare programs, including Medicare and Medicaid;

•	Limitations or warnings contained in a product’s FDA-approved labeling; and

•	Prevalence and severity of adverse side effects.

Even if the medical community accepts that torezolid phosphate is safe and efficacious for its approved indications, physicians may not immediately be receptive to the use of torezolid phosphate or may be slow to adopt it as an accepted treatment for ABSSSI. In addition, even though we believe torezolid phosphate has significant advantages, we cannot assure you that any labeling approved by the FDA will contain claims that torezolid phosphate is safer or more effective than linezolid, or that will permit us to promote torezolid phosphate as being superior to competing products. Moreover, in the future, as has happened with other antibiotics, infectious bacteria could develop resistance to torezolid phosphate, particularly if it becomes widely used, which would render it less effective and therefore less appealing to physicians. If torezolid phosphate is approved but does not achieve an adequate level of acceptance by physicians and payors, we may not generate sufficient or any revenues from this product candidate and we may not become profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of torezolid phosphate may require significant resources and may never be successful.

We currently have limited marketing capabilities and no sales organization and have no experience in marketing drug products. If we are unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell our products after they are approved, we may not be able to generate product revenues.

We currently have limited marketing capabilities and do not have a sales organization or distribution capabilities. In order to commercialize any products, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. Outside of Korea, we own exclusive rights to commercialize torezolid phosphate worldwide, and we contemplate establishing our own sales force or seeking third-party partners to sell torezolid phosphate in the United States and will seek third-party partners outside the United States. The establishment and development of our own sales force to market any products we may develop will be expensive and time consuming and could delay any product launch, and we cannot be certain that we will be able to successfully develop this capability. We or our future third-party commercialization partners will also have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

In addition, we may not be able to enter into collaboration arrangements with third parties to sell torezolid phosphate in the United States or in international markets on favorable terms or at all. If we fail to enter into marketing arrangements for our products and are unable to develop an effective international sales force, our ability to generate revenue would be limited as a significant portion of the market opportunity for torezolid phosphate and any other product candidates we develop is likely to be in international markets. To the extent we rely on third parties to commercialize our approved products whether within or outside the United States, we will receive less revenues than if we commercialized these products ourselves. In international markets in particular, we would have little or no control over the sales efforts of any other third parties involved in our commercialization efforts. In the event we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we would not be able to commercialize torezolid phosphate or any other product candidates that we develop, which would negatively impact our ability to generate product revenues.

Even if the FDA approves torezolid phosphate for treatment of ABSSSI, adverse effects discovered after approval could limit the commercial profile of any approved label.

If we obtain regulatory approval for torezolid phosphate or any other product candidate that we develop, and we or others later discover, after approval and use in an increasing number of patients for longer periods of time, that our products could have adverse effect profiles that limit their usefulness or require their withdrawal (whether or not the therapies showed the adverse effect profile in Phase 1 through Phase 3 clinical trials), a number of potentially significant negative consequences could result, including:

•	Regulatory authorities may withdraw their approval of the product;

•	Regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

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We may be required to change the way the product is administered, conduct additional clinical studies, implement a burdensome risk evaluation and mitigation strategy, or REMS, or restrict the distribution of the product;

•	We could be sued and held liable for harm caused to patients; and

•	Our reputation may suffer.

Any of these events could prevent us from maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing our product candidates.

If we are not successful in attracting and retaining highly qualified personnel, including our current senior executive team, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceuticals industries depends in large part upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our executive team. In order to induce these and other valuable employees to remain with us, we have provided stock options that vest over time. The value to employees of stock options is significantly affected by movements in our stock price that we cannot control and may at any time be insufficient to counteract more lucrative offers from other companies.

Our scientific team has expertise in many different aspects of drug discovery and development. We conduct our operations at our facility in San Diego, California. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions and, as a result, there is currently a shortage of experienced scientists, which is likely to continue. Competition for skilled personnel in our market is very intense and competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

Despite our efforts to retain valuable employees, members of our management, scientific and medical teams may terminate their employment with us on short notice. While we have employment agreements with all of our employees, these employment arrangements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. The loss of the services of any of our executive officers or other key employees could potentially harm our business, operating results or financial condition. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Other biotechnology and pharmaceutical companies with which we compete for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we have to offer. If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can discover, develop and commercialize drug candidates will be limited.

We will need to grow our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of June 1, 2011, we employed 63 full-time employees. As our development and commercialization plans and strategies develop, we expect to expand our employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize torezolid phosphate and our other product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

If we fail to develop torezolid phosphate for additional indications, our commercial opportunity will be limited.

To date, we have focused primarily on the development of torezolid phosphate for the treatment of ABSSSI. A key element of our strategy is to pursue clinical development of torezolid phosphate for other indications, including HAP, VAP, and bacteremia. Although we believe there is large commercial opportunity for the treatment of ABSSSI alone, our ability to generate and grow revenues will be highly dependent on our ability to successfully develop and commercialize torezolid phosphate for the treatment of these additional indications. The development of torezolid phosphate for these additional indications is prone to the risks of failure inherent in drug development and we cannot provide you any assurance that we will be able to successfully advance any of these programs through the development process. Even if we receive FDA approval to market torezolid phosphate for the treatment of any of these additional indications, we cannot assure you that any such additional indications will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize torezolid phosphate for these additional indications, our commercial opportunity will be limited and our business prospects will suffer.

Even if we obtain FDA approval of torezolid phosphate or any other product candidate we develop, we may never obtain approval or commercialize our products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in our international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

If we fail to develop and commercialize product candidates other than torezolid phosphate, we may not be able to grow our business or sustain profitability.

A key element of our strategy is to develop and commercialize a portfolio of new product candidates in addition to torezolid phosphate. As a significant part of this strategy, we intend to develop and commercialize additional products and product candidates through our proprietary drug discovery platform. The success of this strategy depends upon our ability to leverage this platform to identify optimal bacterial targets and subsequently design small molecule inhibitors against these targets leading to the development of differentiated new antibiotics.

We cannot be certain that we will be successful in our efforts to identify and develop additional differentiated new antibiotics or that any of our product candidates we do identify will produce commercially viable drugs that safely and effectively treat infectious diseases or other diseases. To date, our proprietary discovery platform has not yielded any product candidates. Our research and discovery programs may initially show promise in identifying potential product leads, yet fail to yield product candidates for clinical development.

In addition, research and discovery programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. To date, our discovery programs have been largely funded by United States government grants and research contracts with NIAID, DTRA and LLNL. If we are unable to maintain existing funding or secure additional funding for these programs and/or continue to devote the other technical and human resources to them, our ability to continue these programs will be adversely affected.

Any product candidate we do successfully identify may require substantial additional development efforts prior to commercial sale, including preclinical studies, extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are susceptible to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives.

If we are unable to develop suitable potential product candidates through internal research and discovery programs or otherwise by obtaining rights to novel therapeutics from third parties, our business and prospects will suffer.

A variety of risks associated with our international business relationships could materially adversely affect our business.

If approved for commercialization, we intend to enter into agreements with third parties who will market torezolid phosphate worldwide, with the exception of Korea. Consequently, we expect that we will be subject to additional risks related to entering into international business relationships, including:

•	Differing regulatory requirements for drug approvals in foreign countries;

•	Potentially reduced protection for intellectual property rights;

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The potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

•	Unexpected changes in tariffs, trade barriers and regulatory requirements;

•	Economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	Compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	Foreign taxes, including withholding of payroll taxes;

•	Foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	Workforce uncertainty in countries where labor unrest is more common than in the United States;

•	Production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	Business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

These and other risks may materially adversely affect our ability to attain or sustain profitable operations.

Risks Related to Our Industry

We are subject to extensive and costly government regulation.

Antibiotics, including those we are developing and plan to develop in the future, are subject to extensive and rigorous domestic government regulation including regulation by the FDA, the Centers for Medicare and Medicaid Services, other divisions of the United States Department of Health and Human Services, the United States Department of Justice, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record-keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import and export of biopharmaceutical products. If any products we develop are tested or marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding United States regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling the products that we are developing.

New and future legislation, and/or regulations and policies adopted by the FDA or other regulatory health authorities, in addition to findings in ongoing and future clinical and nonclinical studies, may increase the time and cost required for us to conduct and complete clinical trials for torezolid phosphate or other product candidates that we develop.

The FDA recently revised its existing guidance for industry entitled, “Uncomplicated and Complicated Skin and Skin Structure Infections—Developing Antimicrobial Drugs for Treatment” (Final July 1998) and issued “Guidance for Industry Acute Bacterial Skin and Skin Structure Infections: Developing Drugs for Treatment (Draft August 2010). It is not known when the FDA will issue the revised draft guidance for ABSSSI or, after incorporating public feedback on the draft guidance, when the FDA will issue its final guidance on ABSSSI. In addition, the FDA released in March 2010 a draft guidance entitled “Guidance for Industry Non-Inferiority Clinical Trials.” This guidance document is relevant to our Phase 3 clinical program because our Phase 3 clinical trials use a non-inferiority trial design. It is not known when the FDA will issue a final guidance document or whether the final guidance will differ significantly from the draft guidance. In February 2010, the European Medicines Agency, or EMEA, issued its draft revision to the “Guideline on the Evaluation of Medicinal Products Indicated for the Treatment of Bacterial Infections.” As with the FDA, the timing for the issuance of the EMEA finalized guideline document, as well as its contents, is not known.

Along with the information in the new draft guidance for ABSSSI, we have received input from the FDA regarding specific changes that are being contemplated. Based on this input, we know that the enrollment criteria for patients in our Phase 3 clinical trials for treatment of ABSSSI are different than those that were applicable under the July 1998 guidance regarding cSSSI. As a result, we need to enroll patients with a different proportion of infection types than we enrolled in our completed Phase 2 clinical trial for the treatment of cSSSI. In addition, the new draft guidance recommends a change in the time at which the clinical cure is tested relative to the end of antibiotic therapy. As part of the SPA procedure, we have reached agreement with the FDA on the appropriate endpoints.

While we have received information from the FDA regarding certain aspects that have been incorporated into the new draft guidance, we will not know the potential impact that any finalized guidance, should it be issued, may have on the design and conduct of our planned Phase 3 clinical trials and supportive studies or on the FDA’s approval of ABSSSI as the indication for which we are seeking approval, which could potentially significantly increase the time and cost required for us to conduct and complete these trials if size and scope were to be modified. Additionally, changes in regulatory requirements due to the adoption by FDA and/or foreign health authorities of new legislation, regulation, or policies may require us to amend clinical trial protocols or add new clinical trials to comply with these changes. Such amendments to existing protocols and/or clinical trial applications or the need for new ones, may impact the cost, timing and completion of the clinical trials.

Even if we obtain regulatory approval for torezolid phosphate or any of our future product candidates, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if regulatory approval in the United States is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the labeling ultimately approved for torezolid phosphate, if any, may include restrictions on use. Torezolid phosphate or any of our other product candidates will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA is subject to obligations to monitor and report AEs and instances of the failure of a product to meet the specifications in the NDA. Application holders must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials. New legal requirements have also been enacted to require disclosure of clinical trial results on publicly available databases.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices regulations. If we or a regulatory agency discovers problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. The FDA and other regulatory authorities may also revisit the risk-benefit profile of an approved product if, for example, previously unknown problems with a product, such as AEs of unanticipated severity of frequency arise. In such circumstances, the FDA or other regulatory authorities may withdraw approval, require new warnings or other labeling changes to limit use of the drug, impose new study or monitoring requirements or require that we establish a REMS. Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veteran’s Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. If we or our partners fail to comply with applicable regulatory requirements, a regulatory agency may:

•	Issue warning letters or untitled letters asserting that we are in violation of the law;

•	Seek an injunction or impose civil or criminal penalties or monetary fines;

•	Suspend or withdraw regulatory approval;

•	Suspend any ongoing clinical trials;

•	Refuse to approve pending applications or supplements to applications filed by us;

•	Suspend or impose restrictions on operations, including costly new manufacturing requirements;

•	Seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall; or

•	Refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate revenues.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.

The risk that we may be sued on product liability claims is inherent in the development of pharmaceutical products. Our products and the clinical trials using our product candidates may expose us to product liability claims and possible adverse publicity. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further development and commercialization of those products.

Although we maintain general liability and product liability insurance with limits of $2 million and $10 million, respectively, this insurance may not fully cover potential liabilities. The cost of any products liability litigation or other proceeding, even if resolved in our favor, could be substantial. In addition, inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the development and commercial production and sale of our products, which could adversely affect our business, operating results and financial condition.

If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical, biological and radioactive materials and viruses. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations in the United States govern the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our procedures for use, handling, storing and disposing of these materials comply with legally prescribed standards, we may incur significant additional costs to comply with applicable laws in the future. We also cannot predict the impact on our business of new or amended environmental laws or regulations, or any changes in the way existing and future laws and regulations are interpreted or enforced. Also, even if we are in compliance with applicable laws, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. If we fail to comply with applicable requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs, or capital expenditures for control equipment or operational changes necessary to achieve or maintain compliance. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, operating results and financial condition.

Risks Related to our Intellectual Property

Our ability to pursue the development and commercialization of torezolid phosphate depends upon the continuation of our license from Dong-A.

Our license agreement with Dong-A provides us with a worldwide exclusive license to develop and sell torezolid phosphate outside of Korea. If we are unable to make the required milestone and royalty payments under the license agreement, if we do not continue to use commercially reasonable efforts to achieve certain development and commercialization milestones for torezolid phosphate within the timeframes required by the license agreement or if we otherwise materially breach the license agreement, our rights to develop and commercialize torezolid phosphate would terminate and revert to Dong-A. In addition, either we or Dong-A may terminate the license agreement upon an uncured material breach of the license agreement for 90 days. If our license agreement with Dong-A were terminated, we would lose our rights to develop and commercialize torezolid phosphate, which would materially and adversely affect our business, results of operations and future prospects.

If our efforts to protect the proprietary nature of the intellectual property related to torezolid phosphate and our other product candidates are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to torezolid phosphate and our other product candidates. Any involuntary disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain and our commercial success will depend on our ability to obtain patents and maintain adequate protection for torezolid phosphate and other product candidates in the United States and other countries. Through our license agreement with Dong-A, we currently hold an issued United States utility patent, a pending United States utility patent application and issued and pending foreign national and regional counterpart patent applications covering various aspects of torezolid and torezolid phosphate. In addition, we own pending United States utility and provisional patent applications and Patent Cooperation Treaty applications directed to aspects of torezolid phosphate discovered by our scientists. The patent applications that we licensed or have filed on our own may fail to result in issued patents in the United States or in foreign countries. Even if the patents do successfully issue, third parties may challenge the patents. Further, the future patents to which we have rights based on our agreement with Dong-A, or that we file on our own, may be too narrow to prevent third parties from developing or designing around these patents. If the sufficiency of the breadth or strength of protection provided by the patent applications we licensed or own with respect to torezolid phosphate or the patents we pursue related to any of our other product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, torezolid phosphate and our other product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our drug candidates under patent protection would be reduced. In addition, we do not know whether:

•	We or Dong-A were the first to make the inventions covered by each of our licensed pending patent applications;

•	We or Dong-A were the first to file patent applications for these inventions;

•	Others will independently develop similar or alternative technologies or duplicate any of our technologies;

•	Any of our or Dong-A’s pending patent applications will result in issued patents;

•	Any of our or Dong-A’s patents, once issued, will be valid or enforceable;

•	Any patents issued to us or Dong-A will provide us with any competitive advantages, or will be challenged by third parties;

•	We will develop additional proprietary technologies that are patentable; or

•	The patents of others will have an adverse effect on our business.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, for processes for which patents are difficult to enforce and for any other elements of our drug discovery program that involve proprietary know-how, information and technology that is not covered by patents. Although we require all of our employees, consultants, advisors and third parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or, if established, maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the United States Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm, Computer Patent Annuities, to pay these fees due to foreign patent agencies. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

The TRIUS THERAPEUTICS mark has been registered in the United States, Canada, Australia, Europe, India, Japan, China, New Zealand and Singapore for use in connection with pharmaceutical research and development services and for anti-infective and antibacterial pharmaceutical preparations for the treatment of infections. We are not aware of any third party opposition or cancellation proceedings against the TRIUS THERAPEUTICS mark.

Third-party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents with claims to materials, methods of manufacture or methods for treatment related to the use or manufacture of torezolid phosphate and/or our other product candidates. Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. If any third-party patents were held by a court of competent jurisdiction to cover the torezolid phosphate manufacturing process, any molecules formed during the torezolid phosphate manufacturing process or the final torezolid phosphate product for any use thereof, the holders of any such patents may be able to block our ability to commercialize torezolid phosphate unless we obtained a license under the applicable patent or patents, or until such patents expire. We cannot predict whether we would be able to obtain a license on commercially reasonable terms, if at all. Any inability to obtain such a license under the applicable patents on commercially reasonable terms, or at all, may have a material adverse effect on our ability to commercialize torezolid phosphate until such patents expire.

In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Furthermore, parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, obtain one or more licenses from third parties or pay royalties. In addition, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of torezolid phosphate or any of our other product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would not be able to further develop and commercialize such product candidates, which could harm our business significantly.

We may be required to file lawsuits or take other actions to protect or enforce our patents or the patents of our licensors, which could be expensive and time consuming.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents, or those of Dong-A, do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents, or those of Dong-A, at risk of being invalidated, held unenforceable or interpreted narrowly and could put our patent applications, or those of Dong-A, at risk of not issuing.

Interference proceedings brought by the USPTO may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management. We may not be able to prevent, alone or with our licensors, misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Issued patents may be challenged during reexamination proceedings brought by a third party or the USPTO, or in foreign countries, during post-grant opposition proceedings or invalidation appeal proceedings. These proceedings may result in loss of patent claims, adverse changes to the scope of the claims and may result in substantial costs and distract our management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, if securities analysts or investors perceive public announcements of the results of hearings, motions or other interim proceedings or developments to be negative, the price of our common stock could drop.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Our United States Government Contracts and Grants

All of our immediately foreseeable future revenues to support our ongoing preclinical programs are dependent upon our NIAID, DTRA and LLNL contracts and if we do not receive all of the funds under these contracts or are unable to generate additional revenues from additional contracts, we may be forced to suspend or terminate our preclinical programs.

Substantially all of our revenues that support our preclinical programs have been derived from United States government grants and our NIAID, DTRA and LLNL contracts. There can be no assurances that these contracts will continue or that we will be able to enter into new contracts with the United States government to support our preclinical programs. The process of obtaining government contracts is lengthy and uncertain and we will have to compete with other companies for each contract. Further, changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the discovery and development of biodefense products in our preclinical programs. In such event, NIAID, DTRA and LLNL may not be required to continue funding our existing contracts.

Due to the current economic downturn, any accompanying fall in tax revenues and the United States government’s efforts to stabilize the economy, the United States government may be forced or choose to reduce or delay spending in the biodefense field, which could decrease the likelihood of our receipt of future government contract revenues.

United States government agencies have special contracting requirements that give them the ability to unilaterally control our contracts.

United States government contracts typically contain unfavorable termination provisions and are subject to audit and modification by the government at its sole discretion, which will subject us to additional risks. These risks include the ability of the United States government to unilaterally:

•	Audit and object to our NIAID, DTRA or LLNL contract-related costs and fees, and require us to reimburse all such costs and fees;

•	Suspend or prevent us for a set period of time from receiving new contracts or extending our existing contracts based on violations or suspected violations of laws or regulations;

•	Cancel, terminate or suspend our contracts based on violations or suspected violations of laws or regulations;

•	Terminate our contracts if in the government’s best interest, including if funds become unavailable to the applicable governmental agency;

•	Reduce the scope and value of our NIAID, DTRA or LLNL contracts; and

•	Change certain terms and conditions in our NIAID, DTRA or LLNL contracts.

The United States government will be able to terminate each of its contracts with us, either for its best interests or if we default by failing to perform in accordance with or to achieve the milestones set forth in the contract schedules and terms. Termination-for-convenience provisions generally enable us to recover only our costs incurred or committed and settlement expenses on the work completed prior to termination. Except for the amount of services received by the government, termination-for-default provisions do not permit these recoveries and would make us liable for excess costs incurred by the United States government in procuring undelivered items from another source.

The United States government’s determination to award any contracts may be challenged by an interested party, such as another bidder, at the United States Government Accountability Office, or the GAO or in federal court. If such a challenge is successful, our NIAID, DTRA or LLNL contracts or any future contract we may be awarded may be terminated.

The laws and regulations governing the procurement of goods and services by the United States government provide procedures by which other bidders and interested parties may challenge the award of a government contract. If we are awarded a government contract, such challenges or protests could be filed even if there are not any valid legal grounds on which to base the protest. If any such protests are filed, the government agency may decide to suspend our performance under the contract while such protests are being considered by the GAO or the applicable federal court, thus potentially delaying delivery of payment. In addition, we could be forced to expend considerable funds to defend any potential award. If a protest is successful, the government may be ordered to terminate any one or more of our contracts and reselect bids. The government agencies with which we have contracts could even be directed to award a potential contract to one of the other bidders.

Our business is subject to audit by the United States government, including under our contracts with NIAID, DTRA and LLNL, and a negative audit could adversely affect our business.

United States government agencies such as the Department of Health and Human Services, or DHHS, the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contractors and recipients of Federal grants. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards.

The DHHS and the DCAA also review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including:

•	Termination of contracts;

•	Forfeiture of profits;

•	Suspension of payments;

•	Fines; and

•	Suspension or prohibition from conducting business with the United States government.

For example, under our DTRA contract, the DCAA may conduct a post award audit of our indirect cost rates, and review of our accounting and purchasing systems. If we receive negative findings from the DCAA, the contract may be terminated.

In addition, we could suffer serious reputational harm if allegations of impropriety were made against us, which could cause our stock price to decrease.

Laws and regulations affecting government contracts make it more costly and difficult for us to successfully conduct our business.

We must comply with numerous laws and regulations relating to the formation, administration and performance of government contracts, which can make it more difficult for us to retain our rights under our NIAID, DTRA and LLNL contracts. These laws and regulations affect how we conduct business with government agencies. Among the most significant government contracting regulations that affect our business are:

•

The Federal Acquisition Regulations, or FAR, and agency-specific regulations supplemental to the FAR, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

•

The business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and incorporate other requirements such as the Anti-Kickback Act and Foreign Corrupt Practices Act;

•	Export and import control laws and regulations; and

•	Laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Foreign governments typically also have laws and regulations governing contracts with their respective agencies. These foreign laws and regulations affect how we and our customers conduct business and, in some instances, impose added costs on our business. Any changes in applicable laws and regulations could restrict our ability to maintain our existing NIAID, DTRA and LLNL contracts and obtain new contracts, which could limit our ability to conduct our business and materially adversely affect our revenues and results of operations.

Agreements with government agencies may lead to claims against us under the Federal False Claims Act, and these claims could result in substantial fines and other penalties.

The biopharmaceutical industry is, and in recent years has been, under heightened scrutiny as the subject of government investigations and enforcement actions. Our NIAID, DTRA and LLNL contracts are subject to substantial financial penalties under the Federal Civil Monetary Penalties Act and the Federal Civil False Claims Act. Under the False Claims Act’s “whistleblower” provisions, private enforcement of fraud claims against businesses on behalf of the United States government has increased due in part to amendments to the False Claims Act that encourage private individuals to sue on behalf of the government. These whistleblower suits, known as qui tam actions, may be filed by private individuals, including present and former employees. The False Claims Act statute provides for treble damages and up to $11,000 per false claim. If our operations are found to be in violation of any of these laws, or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs, and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment, or restructuring of our operations could adversely affect our ability to operate our business and our financial results.

Risks Related to Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above your purchase price.

We cannot assure you that an active trading market for our common stock will develop or persist, and, as of June 2, 2011 our executive officers, directors, 5% shareholders and their affiliates own approximately 71% of our common stock, which may further reduce trading activity in our common stock. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active.

The trading price of our common stock is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	Adverse results or delays in clinical trials;

•

Any delay in filing our NDA for torezolid phosphate and any adverse development or perceived adverse development with respect to the FDA’s review of the NDA, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	Failure to successfully commercialize torezolid phosphate, develop additional product candidates and commercialize additional product candidates;

•	Changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

•	Unanticipated serious safety concerns related to the use of torezolid phosphate or any of our other product candidates;

•	A decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	Inability to obtain adequate product supply for torezolid phosphate or any other approved drug product, or the inability to do so at acceptable prices;

•	Adverse regulatory decisions;

•	Introduction of new products, services or technologies offered by us or our competitors;

•	Failure to meet or exceed revenue and financial projections we provide to the public;

•	Actual or anticipated variations in quarterly operating results;

•	Failure to meet or exceed the estimates and projections of the investment community;

•	The perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	General market conditions and overall fluctuations in United States equity markets;

•	Developments concerning our sources of manufacturing supply and our future international commercialization partners;

•	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	Disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	Additions or departures of key scientific or management personnel;

•	Issuances of debt or equity securities;

•	Significant lawsuits, including patent or stockholder litigation;

•	Changes in the market valuations of similar companies;

•	Sales of our common stock by us or our stockholders in the future;

•	Trading volume of our common stock; and

•	Other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the Nasdaq Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of June 2, 2011, our executive officers, directors, 5% stockholders and their affiliates own approximately 71% of our outstanding voting stock. Therefore, these stockholders may have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

As a public company, we will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 in a timely manner, it may affect the reliability of our internal control over financial reporting.

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. For the year ending December 31, 2011, pursuant to Section 404 of the Sarbanes-Oxley Act, management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. Under current SEC rules, our independent registered public accounting firm may be required to deliver an attestation report on the operating effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2011.

The process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot be certain at this time whether our current processes, and revisions as necessary to improve internal controls will be successful, that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404, it may affect the reliability of our internal control over financial reporting. If we or our independent registered public accounting firm identify and report a material weakness, it could adversely affect our stock price.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Pursuant to our 2010 Equity Incentive Plan, or the 2010 Plan, and our 2010 Non-employee Directors’ Stock Option Plan, or the 2010 Directors’ Plan, our management is authorized to grant stock options to our employees, directors and consultants. The number of shares available for future grant under our 2010 Plan will automatically increase each year by an amount equal to the lesser of 800,000 shares or 3% of all shares of our capital stock outstanding as of January 1st of such year, subject to the ability of our board of directors to take action to reduce the size of such increase in any given year. The number of shares available for future grant under our 2010

Directors’ Plan will automatically increase each year by an amount equal to the lesser of the aggregate number of shares of common stock subject to options granted during the immediately preceding calendar year or 150,000 shares, subject to the ability of our board of directors to take action to reduce the size of such increase in any given year.

Pursuant to our 2010 Employee Stock Purchase Plan, or the 2010 Purchase Plan, rights to purchase common stock are granted to our employees. The number of shares reserved for issuance under our 2010 Purchase Plan will automatically increase each year by an amount equal to the least of 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year or 250,000 shares, subject to the ability of our board of directors to take action to reduce the size of such increase in any given year.

Currently, we plan to register the increased number of shares available for issuance under our 2010 Plan each year. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. After our IPO, we performed an analysis under Section 382 and determined that we did not trigger an “ownership change” limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset United States federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management. These provisions include:

•	Authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	Limiting the removal of directors by the stockholders;

•	Creating a staggered board of directors;

•	Prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	Eliminating the ability of stockholders to call a special meeting of stockholders;

•	Permitting our board of directors to accelerate the vesting of outstanding option grants upon certain transactions that result in a change of control; and

•	Establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	Our ability to obtain additional financing;

•	Our use of the net proceeds, if any, from this offering;

•	The accuracy of our estimates regarding expenses, future revenues and capital requirements;

•	The success and timing of our preclinical studies and clinical trials;

•	Our ability to obtain and maintain regulatory approval of torezolid phosphate and any other product candidates we may develop, and the labeling under any approval we may obtain;

•	Regulatory developments in the United States and foreign countries;

•	The performance of third-party manufacturers;

•	Our plans to develop and commercialize our product candidates;

•	Our ability to obtain and maintain intellectual property protection for our product candidates;

•	The successful development of our sales and marketing capabilities;

•	The size and growth of the potential markets for our product candidates and our ability to serve those markets;

•	The rate and degree of market acceptance of any future products;

•	The success of competing drugs that are or become available; and

•	The loss of key scientific or management personnel.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

The proceeds from the resale of the shares of common stock under this prospectus are solely for the account of the selling stockholders identified in this prospectus. We may indirectly receive proceeds of up to an aggregate of $14.1 million to the extent that any selling stockholders exercise warrants to purchase shares of common stock for cash, which shares may then be resold under this prospectus; however, we will not directly receive any proceeds from the sale of shares under this prospectus. We intend to use the net proceeds generated by warrant exercises, if any, for general corporate purposes. We cannot estimate how many, if any, of the warrants will be exercised as a result of this offering.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on The NASDAQ Global Market under the symbol “TSRX” since our initial public offering. Prior to that offering, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low intraday sales prices of our common stock as reported by The NASDAQ Global Market:

	High	Low
Third Quarter 2010 (beginning August 2, 2010)	$5.47	$3.88
Fourth Quarter 2010	$4.26	$2.93
First Quarter 2011	$7.49	$3.70
Second Quarter 2011	$8.85	$5.00
Third Quarter 2011 (through July 5, 2011)	$8.00	$7.75

On July 5, 2011, the closing price as reported on The NASDAQ Global Market of our common stock was $7.92. As of July  5, 2011, we had approximately 127 holders of record and beneficial holders of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011.

You should read the following table in conjunction with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	March 31, 2011
	Actual	As Adjusted
	(In thousands, except share and per share data)
	(Unaudited)
Cash and cash equivalents	$36,710	$64,756

Stockholders’ equity:
Preferred stock, $0.0001 par value: 10,000,000 shares authorized; no shares issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, $0.0001 par value: 200,000,000 shares authorized, 23,667,333 shares issued and outstanding, actual; 200,000,000 shares authorized, 28,417,333 shares issued and outstanding, as adjusted	3	4
Additional paid-in capital	123,219	151,264
Accumulated other comprehensive income	7	7
Accumulated deficit	(87,204)	(87,204)

Total stockholders’ equity	36,025	64,071

Total capitalization	$36,025	$64,071

The March 31, 2011 as adjusted capitalization data reflects the sale of 4,750,000 units, at an offering price of $6.35 per unit, with each unit consisting of one share of common stock and a warrant to purchase 0.35 shares of common stock, to the selling stockholders pursuant to the private placement transaction that closed on May 31, 2011, net of placement fees and offering expenses. The above table does not reflect any exercise by the selling stockholders of the warrants.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section are not intended to replace our financial statements and the related notes. Our historical results are not necessarily indicative of our future results.

The selected statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as of December 31, 2009 and 2010 are derived from our audited financial statements appearing elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2006 and 2007 and the selected balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited financial statements which are not included in this prospectus. The selected statement of operations data for the three months ended March 31, 2010 and 2011 and the selected balance sheet data as of March 31, 2011 are derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements.

	Years Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(In thousands, except per share data)
Statement of Operations:
Revenues:
NIH grants	$1,363	$679	$429	$—	$—	$—	$—
Contract research	232	141	658	4,980	8,032	1,486	2,715
Collaborations	—	345	243	36	—	—	—

Total revenues	1,595	1,165	1,330	5,016	8,032	1,486	2,715
Operating expenses:
Research and development	1,715	8,517	20,086	23,049	23,320	4,152	10,442
General and administrative	455	1,546	2,290	4,134	5,406	1,210	2,342

Total operating expenses	2,170	10,063	22,376	27,183	28,726	5,362	12,784

Loss from operations	(575)	(8,898)	(21,046)	(22,167)	(20,694)	(3,876)	(10,069)
Other income (expense):
Interest income	10	308	582	36	8	—	6
Interest expense	(171)	(170)	(297)	(529)	(3,889)	(403)	—
Other income (expense)	—	12	(30)	(21)	712	4	1

Total other income (expense)	(161)	150	255	(514)	(3,169)	(399)	7

Net loss	(736)	(8,748)	(20,791)	(22,681)	(23,863)	(4,275)	(10,062)
Accretion of deferred financing costs on redeemable convertible preferred stock	—	(8)	(26)	(28)	(18)	(8)	—

Net loss attributable to common stockholders	$(736)	$(8,756)	$(20,817)	$(22,709)	$(23,881)	$(4,283)	$(10,062)

Net loss per share, basic and diluted	$(3.72)	$(31.72)	$(40.19)	$(31.11)	$(2.36)	$(5.08)	$(0.43)

Weighted-average shares outstanding, basic and diluted	198	276	518	730	10,099	843	23,613

Balance Sheet Data:

	As of December 31,					As of March 31, 2011
	2006	2007	2008	2009	2010
	(In thousands)
Cash, cash equivalents and short-term investments	$292	$11,534	$21,661	$18,259	$45,338	$36,710
Working capital (deficit)	(213)	10,594	20,539	17,852	44,751	35,053
Total assets	577	13,161	23,865	21,378	49,500	41,160
Capital lease obligation, net of current portion	134	191	71	—	—	—
Preferred stock warrant liability	98	203	415	661	—	—
Convertible notes payable	—	—	—	19,402	—	—
Convertible preferred stock	729	20,633	51,054	51,082	—	—
Accumulated deficit	(979)	(9,735)	(30,552)	(53,261)	(77,142)	(87,204)
Total stockholders’ equity (deficit)	(942)	(9,629)	(29,946)	(51,497)	45,454	36,025

SELLING SECURITY HOLDERS

On May 31, 2011, we closed a private placement transaction with certain accredited investors pursuant to which we sold an aggregate of 4,750,000 units at a purchase price of $6.35 per unit, with each unit consisting of one share of common stock and a warrant to purchase an additional 0.35 shares of common stock. Each warrant is exercisable in whole or in part for a period of five years commencing on November 27, 2011 at a per share exercise price of $8.50, subject to certain adjustments as specified in the warrant.

In connection with the private placement, we entered into a registration rights agreement, pursuant to which we agreed to register the resale of the shares of common stock and the common stock underlying the Warrants. This prospectus covers the resale of such shares.

The following table sets forth certain information regarding the selling stockholders and the shares of common stock beneficially owned by them and issuable to the selling stockholders upon a cash exercise of the warrants, which information is available to us as of June 17, 2011. The selling stockholders may offer the shares under this prospectus from time to time and may elect to sell some, all or none of the shares set forth next to their name. As a result, we cannot estimate the number of shares of common stock that a selling stockholder will beneficially own after termination of sales under this prospectus. However, for the purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. In addition, a selling stockholder may have sold, transferred or otherwise disposed of all or a portion of that holder’s shares of common stock since the date on which they provided information for this table. We have not made independent inquiries about this. We are relying on written commitments from the selling stockholders to notify us of any changes in their beneficial ownership after the date they originally provided this information. See section entitled “Plan of Distribution” beginning on page 48.

Selling Stockholder	# of Shares Beneficially Owned Before Offering	# of Shares Offered	# of Shares Underlying Warrants Offered	# of Shares Beneficially Owned After Offering	% of Shares Beneficially Owned After Offering
New Emerging Medical Opportunities Fund LP	1,193,779	325,000	113,750	755,029	2.65%
O’Connor Global Multi-Strategy Alpha Master Limited(1)	212,598	157,480	55,118	—	—%
New Leaf Ventures II, L.P.(2)	164,605	121,930	42,675	—	—%
Parallax Biomedical Fund, L.P.(3)	111,500	50,000	17,500	44,000	* %
Dafna Lifescience Select Ltd.(4)	86,318	63,939	22,379	—	—%
Dafna Lifescience Ltd.(4)	43,159	31,970	11,189	—	—%
Dafna Lifescience Market Neutral Ltd.(4)	19,347	14,331	5,016	—	—%
Perceptive Life Sciences Master Fund Ltd.(5)	1,987,046	1,259,840	440,944	286,262	1.00%
Manatuck Hill Navigator Master Fund, LP	107,190	79,400	27,790	—	—%
Manatuck Hill Scout Fund, LP	382,050	283,000	99,050	—	—%
Manatuck Hill Mariner Master Fund, LP	280,260	207,600	72,660	—	—%
The Biotech Growth Trust plc(6)	607,500	450,000	157,500	—	—%
Capital Ventures International(7)	159,449	118,110	41,339	—	—%
venBio Select Fund LLC(8)	67,500	50,000	17,500	—	—%
Biomedical Value Fund, L.P.	410,462	304,045	106,417	—	—%
Biomedical Institutional Value Fund, L.P.	116,463	86,269	30,194	—	—%
Biomedical Offshore Value Fund, Ltd.	316,551	234,482	82,069	—	—%
WS Investments III, LLC	5,366	3,975	1,391	—	—%
David J. Morrison	2,682	1,987	695	—	—%
Class D Series of GEF-PS, L.P.	80,488	59,621	20,867	—	—%
Lyrical Multi-Manager Fund, L.P.	80,488	59,621	20,867	—	—%
Redmile Capital Fund, LP(9)	393,120	291,200	101,920	—	—%
Redmile Capital Offshore Fund, Ltd.(9)	456,165	337,900	118,265	—	—%
Redmile Capital Offshore Fund II, Ltd.(9)	184,410	136,600	47,810	—	—%
Redmile Ventures, Ltd.(9)	29,295	21,700	7,595	—	—%

Total	7,497,791	4,750,000	1,662,500	1,085,291	3.81%

*	Less than 1%.
(1)	UBS O’Connor LLC, a wholly-owned subsidiary of UBS AG and investment manager to the selling stockholder, may be deemed to have voting and investment power with respect to such shares. Jeffrey Putman, executive director of the selling stockholder, may also be deemed to have voting and investment power with respect to such shares. Mr. Putman disclaims any beneficial ownership of such shares.
(2)	Philippe Chambon, Srinivas Akkaraju, Jeani Delagardelle, Ronald Hunt, Vijay Lathi and James Niedel may be deemed to have voting and investment power with respect to such shares.
(3)	Kellie Seringer, general partner of the selling stockholder, may be deemed to have voting and investment power with respect to such shares.
(4)	Fariba Ghodsian, managing member of the selling stockholder, may be deemed to have voting and investment power with respect to such shares.
(5)	Joseph Edelman may be deemed to have voting and investment power with respect to such shares.
(6)	OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Islay may be deemed to have voting and investment power with respect to such shares.
(7)	Heights Capital Management, Inc., the authorized agent of the selling stockholder, may be deemed to have voting and investment power with respect to such shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have voting and investment power with respect to such shares. Mr. Kobinger disclaims any beneficial ownership of such shares.
(8)	Kurt von Emster may be deemed to have voting and investment power with respect to such shares.
(9)	Redmile Group, LLC, investment manager to the selling stockholder, may be deemed to have voting and investment power with respect to such shares.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued to the selling stockholders and issuable upon exercise of the warrants previously issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the distribution of the common stock by any selling stockholders to its partners, members or stockholders;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $66,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for life threatening infections. We are developing torezolid phosphate, an intravenous, or IV, and oral antibiotic, for the treatment of serious gram-positive bacterial infections, initially for acute bacterial skin and skin structure infections, or ABSSSI, and subsequently for other indications. ABSSSI is a new classification for complicated skin and skin structure infections, or cSSSI. We initiated our Phase 3 clinical program for torezolid phosphate for the treatment of ABSSI in August 2010. We completed a Phase 1 clinical trial during the first quarter of 2011 which evaluated the ability of torezolid phosphate to penetrate into the lung for potential use in treating lung infections. Based on the results of the study, we plan to pursue further development of torezolid phosphate for the treatment of pneumonia using the same 200 milligram, once daily dose of torezolid phosphate that we are currently testing for skin infections. We are also evaluating potential ex-US territory strategic alliances for torezolid phosphate. In addition, we are developing antibiotics for gram-negative infections using our proprietary discovery platform under three contracts: one funded by the National Institute of Allergy and Infectious Diseases, or NIAID, a part of the National Institutes of Health, or NIH, a second funded by the Defense Threat Reduction Agency, or DTRA, a part of the Department of Defense, and a new third contract that we entered into in April 2011 with Lawrence Livermore National Laboratory, or LLNL, a part of the U.S. Department of Energy’s National Nuclear Security Administration.

We acquired worldwide rights to torezolid phosphate outside of South and North Korea, or Korea, from Dong-A Pharmaceutical Co., Ltd., or Dong-A, in January 2007. Since then we have progressed torezolid phosphate from filing an Investigational New Drug Application, or IND, into our first Phase 3 clinical trial. In addition, we have substantially lowered the manufacturing costs of torezolid phosphate.

In September 2008, we entered into a five-year contract with NIAID under which we may receive up to $27.7 million to support our development of novel dual-target antibacterial agents as therapeutics for the treatment of gram-negative biodefense pathogens, which the Company also believes can be developed into commercial products. The scope of the contract includes preclinical, nonclinical and clinical IND and New Drug Application, or NDA,-enabling development activities. Pursuant to our NIAID contract, we retain a worldwide nonexclusive royalty-free license for each invention to which NIAID obtains title, and the United States government retains certain march-in rights with respect to our inventions developed under our NIAID contract. From contract inception through March 31, 2011, we have recognized $13.9 million in revenues related to the research performed under the NIAID contract.

In April 2010, we entered into a four and one-half year contract with DTRA under which we may receive up to $29.5 million to support a preclinical program to identify targets of antibacterial compounds from marine natural product libraries from The Regents of the University of California, or UCSD, and to apply our structure based drug design and development capabilities to optimize promising antibacterial compounds for activity against gram-negative bacteria, including multiple biodefense pathogens. Pursuant to the DTRA contract, we retain a worldwide nonexclusive royalty-free license for each invention to which DTRA obtains title, and the United States government retains certain march-in rights with respect to these same inventions. From contract inception through March 31, 2011, we have recognized $2.5 million in revenues related to the research performed under our DTRA contract.

In April 2011, we entered into a three year research contract with LLNL for the development of novel antibiotics directed against multi-drug resistant bacterial pathogens. Trius may receive up to $3.0 million over three years in support of its development efforts.

We were originally incorporated as RexC Pharmaceuticals, Inc. in California in June 2004 and changed our name to Rx3 Pharmaceuticals, Inc. in September 2004. We subsequently changed our name to Trius Therapeutics, Inc. in February 2007 and reincorporated in Delaware in December 2007. We have never been profitable and have incurred significant net losses since our inception. As of March 31, 2011, we had an accumulated deficit of $87.2 million. These losses have resulted principally from costs incurred in connection with research and development activities, including the costs of clinical trial activities associated with torezolid phosphate, license fees and general and administrative expenses. We expect to continue to incur operating losses for the next several years as we pursue the clinical development and commercialization of torezolid phosphate and work to discover and develop additional product candidates through our research and discovery programs. As a result, we will seek to fund our operations through public or private equity or debt financings or other sources, such as collaborations and government contracts. Our failure to raise capital when needed would have a negative impact on our financial condition and our ability to pursue our business strategies.

On August 6, 2010, we completed our initial public offering, or IPO, of common stock pursuant to a Registration Statement that was declared effective on August 2, 2010. In the IPO, we sold 10,000,000 shares of our common stock, at a price of $5.00 per share. As a result of the IPO, we raised a total of $45.1 million in net proceeds after deducting underwriting discounts and commissions of $1.6 million and offering expenses of $3.3 million. Costs directly associated with our IPO were capitalized and recorded as deferred IPO costs prior to the closing of the IPO. These costs have been recorded as a reduction of the proceeds received in arriving at the amount to be recorded in additional paid-in capital. Upon the closing of the IPO, 1,454,545 shares of our convertible preferred stock and 66,863,641 shares of our redeemable convertible preferred stock automatically converted into 7,943,959 shares of our common stock. Also upon the closing of the IPO, $19.2 million of secured convertible notes (including accrued interest thereon) converted into 4,643,227 shares of our common stock, a $2.9 million non-cash beneficial conversion charge was recorded, and the preferred stock warrant liability was reclassified to additional paid-in capital upon the conversion of the warrants to purchase preferred stock into warrants to purchase common stock.

Financial overview

Revenues

We derived substantially all of our revenues from our NIAID and DTRA contracts, small business innovation research, or SBIR, grants funded by the NIH, and collaborations with other third parties for the research and development of certain preclinical programs. We have no products approved for sale, and we have not generated any revenues from product sales. We have recognized $21.7 million of revenues from inception through March 31, 2011. Other than federal funding, we do not expect to receive any revenues from any product candidates that we develop until we obtain regulatory approval and commercialize such products or until we potentially enter into collaborative agreements with third parties for the development and commercialization of such product candidates. We continue to pursue government contract funding for preclinical and clinical programs. If our development efforts for any of our product candidates result in clinical success and regulatory approval, or collaboration agreements with third parties, we may generate revenues from those product candidates.

Research and Development Expenses

The majority of our operating expenses to date have been for research and development activities related to torezolid phosphate and our preclinical programs. Research and development expenses consist of: (1) expenses incurred under agreements with contract research organizations, or CROs, and investigative sites, which conduct a substantial portion of our nonclinical and preclinical studies, and all of our clinical trials; (2) employee-related expenses, which include salaries, benefits and share-based compensation; (3) payments to third-party manufacturers, which produce our active pharmaceutical ingredient and finished product; (4) license fees paid to third parties for use of their intellectual property; (5) facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and equipment, depreciation of leasehold improvements and equipment and laboratory and other supplies; and (6) payments to consultants.

The following table presents our research and development expenses for the periods indicated (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
Clinical and nonclinical research and development (including manufacturing)	$14,605	$16,701	$15,787	$2,705	$7,639
Preclinical research and development	5,481	6,348	7,533	1,447	2,803

Total	$20,086	$23,049	$23,320	$4,152	$10,442

At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our preclinical programs, we are unable to estimate with any certainty the costs we will incur in the continued development of torezolid phosphate and our preclinical programs for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. While we are currently focused on advancing torezolid phosphate and our preclinical programs, our future research and development expenses will depend on the clinical success of each product candidate that we develop, as well as ongoing assessments of the commercial potential of such product candidates. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future collaborations or contracts, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We expect to incur increased research and development expenses as we continue our Phase 3 clinical program for torezolid phosphate. In addition, we expect to incur significant research and development costs as we perform additional clinical trials necessary to obtain regulatory approval of torezolid phosphate for additional indications, as well as to advance our preclinical programs.

The costs of clinical trials may vary significantly over the life of a project owing to but not limited to the following:

•	Per patient trial costs;

•	The number of sites included in the trials;

•	The countries in which the trials are conducted;

•	The length of time required to enroll eligible patients;

•	The number of patients that participate in the trials;

•	The number of doses that patients receive;

•	The cost of comparative agents used in trials;

•	The drop-out or discontinuation rates of patients;

•	Potential additional safety monitoring or other studies requested by regulatory agencies;

•	The duration of patient follow-up; and

•	The efficacy and safety profile of the product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses for personnel in administration, finance, commercial strategy and business development. Other significant expenses include professional fees for general legal services, legal expenses to pursue patent protection of our intellectual property, accounting fees, director fees, directors’ and officers’ insurance premiums, fees for investor relations services, share-based compensation and allocated facility costs. We expect our general and administrative expense to increase as we continue to operate as a public company and build our corporate infrastructure in support of continued development of torezolid phosphate and our preclinical programs. These increases likely will include additional salaries and related expenses, consultant fees, and expenses related to enhanced business systems.

Interest Income

Interest income consists of interest earned on our cash, cash equivalents and short-term investments.

Interest Expense

There is no interest expense for the first quarter of 2011. For the first quarter of 2010, interest expense consisted primarily of interest accrued on the notes payable prior to their conversion, interest accrued or paid on our capital leases and non-cash interest related to the amortization of debt discount costs associated with the capital leases and non-cash interest expense associated with the increase in fair value of the preferred stock warrants issued in connection with obtaining our capital leases.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to revenues under our federal contracts, preclinical, nonclinical and clinical development costs and drug manufacturing costs (research and development expense), and stock-based compensation. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Revenue Recognition

Our revenues currently consist of federal contract revenues and historically have consisted of federal contract and grant revenues and fees for research services from license or collaboration agreements. We recognize revenues when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

For arrangements that include multiple deliverables, we identify separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. We recognize revenues on development and collaboration agreements, including upfront payments, when they are considered combined units of accounting, over the expected life of the development and collaboration agreement on a straight-line basis. Amounts received in advance of services performed are recorded as deferred revenue until earned.

Research and Development

Research and development expenses are comprised primarily of CROs and clinical trial sites; employee and consultant-related expenses, which include salaries, benefits and stock-based compensation for research and development personnel; external research and development expenses incurred pursuant to agreements with third-party manufacturing organizations; license fees paid to third parties for use of their intellectual property; facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and depreciation of leasehold improvements and equipment; payments to consultants; and third-party supplier expenses including laboratory and other supplies. Third-party research and development expenses are recorded when the contracted work has been performed or the milestone payment has been earned.

We estimate preclinical study and clinical trial expenses based on the services received pursuant to contracts with research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. We accrue service fees based on work performed, which relies on estimates of total costs incurred based on milestones achieved, patient enrollment and other events. The majority of our service providers invoice us in arrears, and to the extent that amounts invoiced differ from our estimates of expenses incurred, we accrue for additional costs. The financial terms of these agreements vary from contract to contract and may result in uneven expenses and payment flows. Preclinical study and clinical trial expenses include:

•	Fees paid to CROs, consultants and laboratories in connection with preclinical studies;

•	Fees paid to CROs, clinical trial sites, investigators and consultants in connection with clinical trials; and

•

Fees paid to contract manufacturers and service providers in connection with the production, testing and packaging of active pharmaceutical ingredients and drug materials for preclinical studies and clinical trials.

Payments under some of these agreements depend on factors such as the milestones accomplished, including enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones. To date, we have not experienced any events requiring us to make material adjustments to our accruals for service fees. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates which could materially affect our results of operations. Adjustments to our accruals are recorded as changes in estimates become evident. Furthermore, based on amounts invoiced to us by our service providers, we may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as services are rendered.

Stock-Based Compensation

We account for stock compensation by measuring and recognizing compensation expense for all stock-based payments made to employees and directors based on estimated grant date fair values. We use the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period. We estimate the fair value of our share-based awards to employees and directors using the Black-Scholes option-valuation model. The Black-Scholes model requires the input of subjective assumptions, including the expected stock price volatility, the calculation of expected term and the fair value of the underlying common stock on the date of grant, among other inputs. Our results of operations for fiscal 2008, 2009, 2010 and the three months ended March 31, 2011 were impacted by the recognition of non-cash expense related to the fair value of our share-based compensation awards. Share-based compensation expense recognized under ASC 718 “Compensation—Stock Compensation” for these periods was $0.3 million, $1.1 million, $1.1 million and $0.6 million, respectively.

We estimate forfeitures at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from estimates. We estimate forfeitures based on our historical experience.

Results of Operations

Comparison of the Three Months Ended March 31, 2010 and 2011

Revenues

The following table summarizes our revenues for the three months ended March 31, 2010 and 2011 (in thousands, except percentages):

	Three Months Ended March 31,		Increase (Decrease)	% Increase (Decrease)
	2010	2011
Contract research	$1,486	$2,715	$1,229	83%

Total revenues increased for the three months ended March 31, 2011 as compared to the three months ended March 31, 2010 primarily due to the commencement of work under our DTRA contract which was entered into in April 2010 and additional efforts under our NIAID contract.

Research and Development Expenses

The following table summarizes our research and development expenses for the three months ended March 31, 2010 and 2011 (in thousands, except percentages):

	Three Months Ended March 31,		Increase (Decrease)	% Increase (Decrease)
	2010	2011
Research and development expenses	$4,152	$10,442	$6,290	151%

During the three months ended March 31, 2010, our research and development costs related primarily to preparation for the initiation of our Phase 3 clinical trial and research under our NIAID contract. During the three months ended March 31, 2011, our research and development costs related primarily to our clinical trials of torezolid phosphate as well as research under our NIAID and DTRA contracts. Clinical trial expenses increased by $4.6 million during the three months ended March 31, 2011 when compared to the same period in 2010 due to the fact that our Phase 3 trial of torezolid phosphate had not yet commenced in the comparable period in 2010. In addition, our nonclinical research expenses increased by $769,000 during the three months ended March 31, 2011 due to work performed under our DTRA contract which had not yet commenced in the comparable period in 2010.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the three months ended March 31, 2010 and 2011 (in thousands, except percentages):

	Three Months Ended March 31,		Increase (Decrease)	% Increase (Decrease)
	2010	2011
General and administrative expenses	$1,210	$2,342	$1,132	94%

The increase in general and administrative expenses for the three months ended March 31, 2011 as compared to the three months ended March 31, 2010 was due primarily to $201,000 of additional personnel costs, $176,000 in additional share-based compensation, and $266,000 of costs related to operating as a publicly traded company in 2011.

Other Income (Expense)

The following table summarizes our other income (expense) for the three months ended March 31, 2010 and 2011 (in thousands, except percentages):

	Three Months Ended March 31,		Increase (Decrease)	% Increase (Decrease)
	2010	2011
Interest income	$—	$6	$6	100%
Interest expense	(403)	—	403	100%
Other income (expense)	4	1	(3)	(75)%

Total	$(399)	$7	$406	102%

The notes payable that were held during the three months ended March 31, 2010 converted to common stock upon the closing of our IPO in August 2010. There was no interest expense recognized during the three months ended March 31, 2011 because there was no debt outstanding during the period.

Comparison of the Years Ended December 31, 2009 and 2010

Revenues

The following table summarizes our revenues for the years ended December 31, 2009 and 2010:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2009	2010
	(In thousands, except percentages)
Contract research	4,980	8,032	3,052	61%
Collaborations	36	—	(36)	(100)%

Total	$5,016	$8,032	$3,016	60%

Total revenues increased for the year ended December 31, 2010 as compared to the prior year primarily due to commencement of work performed under our DTRA contract which was entered into in April 2010.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2009 and 2010:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2009	2010
	(In thousands, except percentages)
Research and development expenses	$23,049	$23,320	$271	1%

During the year ended December 31, 2009, our research and development efforts were primarily related to completing our Phase 2 clinical trial for torezolid phosphate and then manufacturing clinical drug product in preparation for a Phase 3 clinical trial. During 2009, we spent approximately $3.0 million more in clinical manufacturing costs in comparison to 2010 and we incurred additional license fees of $2.5 million in 2009 in comparison to 2010 related to a milestone payment made to Dong-A for completion of Phase 2 clinical trials during 2009.

During the year ended December 31, 2010, our research and development costs were primarily related to preparation for and initiation of our Phase 3 clinical trial of torezolid phosphate for which the first patient was dosed in August 2010 as well as work performed under our NIAID and DTRA contracts. Costs related to these activities resulted in increases in clinical trial expenses of approximately $1.5 million and salaries and related of $1.3 million in 2010 versus 2009. In addition, due to increased work performed under the NIAID contract in 2010 versus 2009, and the addition of the DTRA contract during 2010, lab supplies expense increased by $1.2 million, subcontractor fees increased by $1.0 million and other direct costs increased by $0.5 million. Indirect R&D costs also increased by $0.2 million during 2010 versus 2009 due to these increased efforts.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2009 and 2010:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2009	2010
	(In thousands, except percentages)
General and administrative expenses	$4,134	$5,406	$1,272	31%

There was an increase of $1.3 million in general and administrative expenses when comparing expenses for 2009 to 2010 which was due primarily to our operating as a publicly-traded company during part of 2010. This increase in 2010 expenses in comparison to 2009 expenses consisted of additional accounting and audit fees of $300,000, additional salaries and recruiting fees of $300,000, board of director fees of $200,000 not paid in previous years, bonus payments of $400,000 not paid in 2009, additional directors and officers insurance expenses of $100,000 and additional costs related to patent protection of $100,000.

Interest Income

The following table summarizes our interest income for the years ended December 31, 2009 and 2010:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2009	2010
	(In thousands, except percentages)
Interest income	$36	$8	$(28)	(78)%

The decrease in interest income from 2009 to 2010 resulted from lower prevailing interest rates in 2010 as compared to 2009.

Interest Expense

The following table summarizes our interest expense for the years ended December 31, 2009 and 2010:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2009	2010
	(In thousands, except percentages)
Interest expense	$524	$3,889	$3,365	642%

The interest expense in 2009 relates to accrued interest on the convertible notes payable issued in November 2009 through the end of the year. The increase in interest expense from 2009 to 2010 was primarily attributable to a non-cash charge of $2.9 million that we recognized in 2010 when the convertible notes payable that were issued in November 2009 and related accrued interest were converted to common stock upon the closing of our IPO in August 2010.

Comparison of the Years Ended December 31, 2008 and 2009

Revenues

The following table summarizes our revenues for the years ended December 31, 2008 and 2009:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2008	2009
	(In thousands, except percentages)
NIH grants	$429	$—	$(429)	(100)%
Contract research	658	4,980	4,322	657%
Collaborations	243	36	(207)	(85)%

Total	$1,330	$5,016	$3,686	277%

Total grant, contract research and collaboration revenues increased $3.7 million to $5.0 million for the year ended December 31, 2009 from $1.3 million for the year ended December 31, 2008. NIH grant revenues for 2008 consisted of $429,000 of SBIR grant funding for which we received the final payment in 2008. Contract research revenues related to our NIAID contract, under which we began research activities in September 2008, resulted in $658,000 of revenues for the year ended December 31, 2008 and $5.0 million for the year ended December 31, 2009. Collaboration revenues consist of upfront payments from a collaboration and licensing agreement signed in April 2007, which supports the cost of two employees to further the development of an early stage compound. For the year ended December 31, 2008, we recognized $243,000 in revenues related to this agreement. For the year ended December 31, 2009, collaboration revenues decreased by $207,000 to $36,000 as research activities associated with the agreement have wound down. We expect very limited activities and associated revenues related to this agreement in the future.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2008 and 2009:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2008	2009
	(In thousands, except percentages)
Research and development expenses	$20,086	$23,049	$2,963	15%

During the year ended December 31, 2008, our research and development costs related primarily to the initiation and completion of our Phase 1 clinical trial and commencement of our Phase 2 clinical trial of torezolid phosphate. The increase in research and development expense was primarily the result of increased costs associated with our Phase 2 clinical trial, which continued during the year ended December 31, 2009, and included increases of $1.4 million in drug manufacturing costs to produce material for our clinical trials, $1.9 million in license fees primarily attributable to a $2.5 million payment to Dong-A in 2009 compared to a $500,000 payment in 2008 and $384,000 in regulatory costs. Other research and development expense increases included $614,000 in subcontractor costs related to our NIAID contract, $277,000 in stock-based compensation expense and $182,000 in facilities related costs. These increases were partially offset by decreases of $1.2 million in clinical costs, $420,000 in consultant costs and $341,000 in other outsourced costs as we completed our Phase 2 clinical trial.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2008 and 2009:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2008	2009
	(In thousands, except percentages)
General and administrative expenses	$2,290	$4,134	$1,844	81%

The increase in general and administrative expenses was due primarily to a $479,000 increase in stock-based compensation expense, $501,000 increase in payroll and related costs associated with increased headcount, $238,000 increase in consulting expenses, $207,000 increase in public relations costs related to preparing to be a publicly traded company, and $182,000 increase in facilities-related costs as compared to the year ended December 31, 2008.

Interest Income

The following table summarizes our interest income for the years ended December 31, 2008 and 2009:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2008	2009
	(In thousands, except percentages)
Interest income	$582	$36	($546)	(94)%

The decrease in interest income was attributable to lower average cash, cash equivalents and short-term investment balances during the year ended December 31, 2009 as compared to the year ended December 31, 2008.

Interest Expense

The following table summarizes our interest expense for the years ended December 31, 2008 and 2009:

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2008	2009
	(In thousands, except percentages)
Interest expense	$297	$524	$227	76%

The increase in interest expense during the year ended December 31, 2009 was primarily attributable to interest expense related to the convertible notes issued in November 2009 plus an increase in non-cash interest expense associated with a change in the fair value of our preferred stock warrant liability.

Liquidity and Capital Resources

We have incurred losses since our inception and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may obtain from financings, research funding, collaborations, contract revenues or other sources.

Since our inception, we have funded our operations principally through the receipt of funds from the placement of equity securities and convertible notes payable, contract research funding under our NIAID and DTRA contracts and research grants. As of March 31, 2011, we had cash and cash equivalents and short-term investments of approximately $36.7 million. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with a view to liquidity and capital preservation. As of March 31, 2011, our funds are held in cash, money market funds and United States Treasury securities.

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(In thousands)
Cash Flows from Continuing Operations:
Net cash used in operating activities	$(19,505)	$(20,672)	$(18,717)	$(3,025)	$(8,276)
Net cash provided by (used in) investing activities	(7,920)	6,781	(31,550)	(230)	(510)
Net cash provided by (used in) financing activities	30,402	17,639	46,523	(678)	26

Net increase (decrease) in cash and cash equivalents	$2,977	$3,748	$(3,744)	$(3,933)	$(8,760)

During 2008, 2009 and 2010, and the three months ended March 31, 2010 and 2011, our operating activities used cash of $19.5 million, $20.7 million, $18.7 million, $3.0 million and $8.3 million, respectively. The use of cash in all periods primarily resulted from our net losses and changes in our working capital accounts. The increase in cash used in operations in 2008 and 2009, and the three months ended March 31, 2011 was due primarily to an increase in research and development activities related to torezolid phosphate. The decrease in cash used in operations during 2010 as compared to 2009 was primarily due to increases in accounts payable and accrued expenses at December 31, 2010 related to our Phase 3 clinical trial that was initiated in August 2010.

During 2008, 2010 and the three months ended March 31, 2010 and 2011, our investing activities used cash of $7.9 million, $31.6 million, $230,000 and 510,000, respectively, compared to net cash provided by investing activities of $6.8 million during 2009. Purchases of short-term investments during 2008, 2010 and the three months ended March 31, 2011 were $48.4 million, $31.1 million and $4.5 million, respectively. These cash outflows were offset by cash inflows from sales and maturities of investments during 2008, 2010 and the three months ended March 31, 2011 of $41.3 million, $0 and $4.2 million, respectively. We expect similar fluctuations to continue in future periods. During 2009, our investing activities provided cash of $6.8 million primarily attributable to the net maturity of our short-term investments. During the three months ended March 31, 2010, our investing activities used cash of $230,000 resulting from the purchase of fixed assets.

During 2008, 2009, 2010 and the three months ended March 31, 2011, our financing activities provided net cash of $30.4 million, $17.6 million, $46.5 million and $26,000, respectively. The cash provided by financing activities during 2008 was primarily a result of the sale and issuance of 30,500,000 shares of Series B redeemable convertible preferred stock for net proceeds of $30.4 million. The net cash provided by financing activities during 2009 was primarily a result of the sale of convertible notes payable for net proceeds of $19.2 million, offset by our deferred IPO costs of $1.4 million. The cash provided by financing activities during 2010 was due to the sale of 10 million shares of common stock for cash proceeds of $45.1 million, net of underwriting discounts and offering costs in our initial public offering. The cash provided by financing activities during the three months ended March 31, 2011 was primarily derived from proceeds from exercise of stock options. During the three months ended March 31, 2010, our financing activities used cash of $678,000, which was primarily related to deferred IPO costs and debt service for capital lease obligations.

Operating Capital Requirements

We anticipate that we will continue to incur net losses for the next several years as we incur expenses for our clinical and nonclinical studies for torezolid phosphate, complete preclinical studies and initiate clinical development of our preclinical programs, build commercial capabilities and expand our corporate infrastructure. We may not be able to complete the development and initiate commercialization of these programs if, among other things, our preclinical research and clinical trials are not successful, the Food and Drug Administration, or

FDA, does not approve torezolid phosphate or any other product candidates arising out of our current preclinical programs when we expect, or at all, or funding under our NIAID, DTRA or LLNL contracts is discontinued.

On May 31, 2011, we completed a private placement financing in which we raised $28.0 million, net of placement fees and other offering costs. We sold an aggregate of 4,750,000 units at $6.35 per unit. Each unit consisted of (i) one share of common stock, $0.0001 par value per share, and (ii) a warrant to purchase 0.35 shares of common stock. The warrants will be exercisable for a period of 5 years commencing on November 27, 2011 at an exercise price of $8.50 per share.

On August 6, 2010, we completed our IPO in which we sold 10,000,000 shares of our common stock, at a price of $5.00 per share. After deducting underwriting discounts and commissions of $1.6 million and offering expenses of $3.3 million, we raised a total of $45.1 million in net proceeds. Costs directly associated with our IPO were capitalized and recorded as deferred IPO costs prior to the closing of the IPO. These costs have been recorded as a reduction of the proceeds received in arriving at the amount to be recorded in additional paid-in capital.

Including the funds received on May 31, 2011 from our private placement, we believe that we have sufficient cash and cash equivalents to fund our operations through the third quarter of 2012. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in this prospectus under “Risk Factors.”

Our existing working capital, including the funds received on August 6, 2010 from our IPO and the private placement on May 31, 2011, alone will not be sufficient to fund our operations through the successful development and commercialization of torezolid phosphate or any other products we develop. As a result, we will need to raise additional capital to fund our operations and continue to conduct clinical trials to support potential regulatory approval of torezolid phosphate and any other product candidates. To raise additional capital, we may seek to sell additional equity or debt securities or incur indebtedness. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may also seek funding through collaborations or other similar arrangements with third parties.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	The progress of our clinical trials of torezolid phosphate, including expenses to support the trials;

•	The costs and timing of regulatory approvals;

•	Our progress in advancing our preclinical programs through preclinical development into clinical trials;

•	The costs and timing of clinical and commercial manufacturing supply arrangements for our product candidates;

•	The costs of establishing sales or distribution capabilities;

•	The success of the commercialization of our products;

•	Our ability to maintain existing, and be awarded new, government research contracts;

•	Our ability to establish and maintain strategic collaborations, including licensing and other arrangements; and

•	The costs involved in enforcing or defending patent claims or other intellectual property rights.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of payment due date by period at March 31, 2011:

	Payment by Period
	Total	Less Than 1 Year	1 - 3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Operating leases	$697	$549	$148	$—	$—

Under our license agreement with Dong-A, we may be required to make up to an aggregate of $13.0 million in additional payments to Dong-A upon the achievement of specified development and regulatory approval milestones. We are unable at this time to estimate with certainty the amount or timing of future costs we will incur under this agreement.

Recent Accounting Pronouncements

Occasionally, new accounting standards are issued or proposed by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies that we adopt by the effective date specified within the standard. Unless otherwise discussed, standards that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Qualitative and Quantitative Disclosures About Market Risk

Our cash equivalents and short-term investments are classified as available-for-sale and consisted of money market funds and debt instruments of agencies of the U.S. government at March 31, 2011. The investments in these financial instruments are made in accordance with an investment policy approved by our board of directors which specifies the categories, allocations, and ratings of securities we may consider for investment. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Some of the financial instruments that we invest in could be subject to market risk. This means that a change in prevailing interest rates may cause the value of the instruments to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of that security will probably decline. To minimize this risk, we intend to maintain a portfolio which may include cash, cash equivalents and investment securities available-for-sale in a variety of securities which may include money market funds, government and non-government debt securities and commercial paper, all with various maturity dates. Based on our current investment portfolio, we do not believe that our results of operations would be materially impacted by an immediate change of 10% in interest rates.

We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for speculative trading purposes. Further, we do not believe our cash equivalents and investment securities have significant risk of default or illiquidity. We made this determination based on discussions with our investment advisors and a review of our holdings. While we believe our cash equivalents and investment securities do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. All of our investments are held at fair value.

BUSINESS

Trius Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for life threatening infections. We are developing torezolid phosphate, an intravenous, or IV, and oral antibiotic, for the treatment of serious gram-positive bacterial infections, initially for acute bacterial skin and skin structure infections, or ABSSSI, and subsequently for other indications. ABSSSI is a new classification for complicated skin and skin structure infections, or cSSSI. We initiated our Phase 3 clinical program for torezolid phosphate for the treatment of ABSSSI in August 2010. We completed a Phase 1 clinical trial, during the first quarter of 2011, which evaluated the ability of torezolid phosphate to penetrate into the lung, for potential use in treating lung infections. Based on the results of the study, we plan to pursue further development of torezolid phosphate for the treatment of pneumonia using the same 200 mg, once daily dose of torezolid phosphate that we are currently testing for skin infections. We are also evaluating potential strategic alliances for an ex-US territory that reflect the strong value that we have created with torezolid phosphate. In addition, we are developing antibiotics for gram-negative infections using our proprietary discovery platform under three contracts: one funded by the National Institute of Allergy and Infectious Diseases, or NIAID, a part of the National Institutes of Health, or NIH, one funded by the Defense Threat Reduction Agency, or DTRA, a part of the Department of Defense and one funded by Lawrence Livermore National Laboratory, or LLNL, part of the U.S. Department of Energy’s Nuclear Security Administration.

Our first product candidate, torezolid phosphate is an IV and orally administered second generation oxazolidinone. We are currently conducting a Phase 3 clinical trial of the oral dosage form for the treatment of ABSSSI, including methicillin-resistant Staphylococcus aureus, or MRSA. Oxazolidinones are a class of synthetic compounds used as antibiotics. A second generation oxazolidinone is chemically differentiated from, and designed for improved safety, potency, resistance and spectrum of activity over, the first generation of oxazolidinones that were clinically developed. Gram-positive infections are caused by bacteria that possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. There is currently only one approved first generation oxazolidinone, linezolid (marketed by Pfizer, Inc., or Pfizer, as Zyvox), which is currently the leading branded antibiotic for serious gram-positive infections with reported worldwide sales of $1.2 billion in 2010. While there are several currently marketed antibiotics labeled for serious gram-positive infections, Zyvox is the only currently marketed antibiotic labeled for MRSA that is available in both IV and oral dosage forms. We believe torezolid phosphate offers a number of important potential advantages over linezolid, including greater potency, once daily dosing, predictable drug exposure, a shorter course of therapy, in vivo bactericidal (i.e., bacterial killing) activity, lower frequency of resistance, activity against linezolid-resistant bacterial strains and an improved safety profile. We believe that these potential advantages over linezolid may result in lower cost of care for patients with serious gram-positive infections by providing for a more rapid and effective cure and an improved safety profile with greater patient compliance, resulting in earlier discharge from the hospital and lower incidence of resistance.

In June 2009, we announced positive results from our Phase 2 clinical trial of three oral doses (200, 300 and 400 mg once daily) of torezolid phosphate administered for five to seven days in patients with cSSSI. Ninety-one percent of patients randomized to receive a once daily 200 mg dose of torezolid phosphate, which we are using in our Phase 3 clinical program, responded positively within 48 hours of receiving the initial dose, as determined by the cessation of spread of the infected lesion and the absence of fever. In the clinically evaluable patients, the cure rate was 96% overall and 98% for the 200 mg dose, as determined by the clinical investigator’s assessment at the end of therapy. The majority of patients in this trial were diagnosed with MRSA infections, of which 100% receiving the 200 mg dose were cured. In addition to our Phase 2 clinical trial, we have completed six Phase 1 clinical trials of the oral dosage form of torezolid phosphate and one Phase 1 clinical trial of the IV dosage form of torezolid phosphate. The results of our completed clinical trials to date demonstrated that the 200 mg dose of torezolid phosphate was highly effective against gram-positive pathogens including MRSA, could be dosed once daily for a course of therapy that is half the number of days of the labeled dosing regimen of linezolid for cSSSI and had a favorable safety and tolerability profile compared to linezolid, as demonstrated by dosing of up to 21 days.

Under our torezolid phosphate clinical program, we plan to develop torezolid phosphate to treat multiple clinical indications, including ABSSSI and other important indications involving infections of the lung and blood, such as hospital acquired pneumonia, or HAP, ventilator acquired pneumonia, or VAP, and bacteremia. Initially, we are developing torezolid phosphate for the treatment of ABSSSI. We opened our Investigational New Drug applications, or INDs, for the IV and oral dosage forms of torezolid phosphate in August 2009 and November 2007, respectively. Based upon guidance we have received from the United States Food and Drug Administration, or FDA, we plan to conduct two Phase 3 clinical trials for the treatment of ABSSSI. In our first Phase 3 clinical trial which was initiated in August 2010, we are testing the oral dosage form of torezolid phosphate. In our second Phase 3 clinical trial, we plan to initiate patients on IV therapy and transition them to oral therapy. Both trials will be randomized, double-blind studies and will use linezolid as the comparator. We have reached agreement with the FDA on a Special Protocol Assessment, or SPA, for our first Phase 3 clinical trial of the oral dosage form of torezolid phosphate and expect to reach agreement with the FDA on a SPA for our second Phase 3 clinical trial in which patients will be initiated with IV therapy and subsequently transitioned to the oral dosage form of torezolid phosphate by the end of the third quarter of 2011. The SPA process creates a written agreement between the FDA and a sponsor concerning the clinical trial design, clinical endpoints and other clinical trial issues that can be used to support regulatory approval of a drug candidate. The process is intended to provide assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved and there is a favorable risk-benefit profile, the data may serve as the primary basis of an efficacy claim in support of a New Drug Application, or NDA. We commenced our Phase 3 clinical program in August 2010 and expect to complete enrollment this year and report top-line data from our first Phase 3 clinical trial in early 2012. The potential use of torezolid phosphate to treat follow-on indications involving infections of the lung and blood, such as HAP, VAP and bacteremia, is supported by an extensive, published body of nonclinical data from predictive animal studies. During the first quarter of 2011, we completed a Phase 1 clinical trial which evaluated the ability of torezolid phosphate to penetrate into the lung, for potential use in treating lung infections. The results showed that the same 200 mg, once daily dose of torezolid that we are currently testing for ABSSSI, also distributed into the lung at concentrations well above that needed to treat infections caused by key gram positive pathogens. Based on these results we plan to pursue further development of torezolid phosphate for the treatment of pneumonia using the same once daily 200 mg dose. If we obtain regulatory approval, we plan to commercialize torezolid phosphate through our own hospital directed sales force in the United States and/or in collaboration with third parties, and to out-license torezolid phosphate to, or collaborate with, third parties in other countries as we deem appropriate.

We have developed a proprietary discovery platform, called focused antisense screening technology, or FAST, which uses antisense technology to validate suitable bacterial drug targets. We have also developed state-of-the-art capabilities in structure based drug design, or SBDD. These proprietary capabilities enable us to rapidly identify optimal bacterial targets and subsequently design highly potent and selective small molecule inhibitors which we believe will enable us to develop new differentiated antibiotics. We have used these capabilities as the basis for our current preclinical programs. Our first preclinical program is directed against the enzyme targets GyrB and ParE to treat broad-spectrum infections, or those caused by bacteria of either the gram-positive or gram-negative category. In September 2008, we were awarded up to $27.7 million to support this program’s gram-negative efforts through a procurement contract of up to five years with the National Institute of Allergy and Infectious Diseases, or NIAID, a part of the National Institutes of Health. Our second preclinical program targets antibacterial compounds from marine natural products libraries to also treat broad-spectrum infections. In April 2010, we were awarded up to $29.5 million to support this program’s gram-negative efforts through a four and one-half year contract with the Defense Threat Reduction Agency, or DTRA, a part of the Department of Defense. In addition, in April 2011, we entered into a separate three year research contract with Lawrence Livermore National Security LLC, or Lawrence Livermore, under which we may receive up to $3.0 million over three years to develop novel antibiotics directed against multi-drug resistant bacterial pathogens.

The following table summarizes the target indications, dosage forms, stage of development and future plans for our torezolid phosphate clinical program and our preclinical programs.

Our Strategy

Our strategy is to discover and develop a pipeline of antibiotics focused on the treatment of serious, life-threatening infections, consisting of torezolid phosphate and additional compounds discovered internally using our proprietary discovery platform.

With respect to torezolid phosphate, our strategy is to:

•	Conduct two Phase 3 clinical trials for the treatment of ABSSSI, the first of which we initiated in August 2010;

•	Pursue further clinical development for the treatment of pneumonia;

•	Pursue clinical development for the treatment of other indications;

•	Obtain regulatory approval for the treatment of ABSSSI initially in the United States and subsequently in the European Union, or EU;

•	Build a hospital-directed sales force and/or collaborate with third parties for commercialization in the United States; and

•	Out-license rights to, or collaborate with, third parties for commercialization outside of the United States.

With respect to our preclinical programs and proprietary discovery platform, our strategy is to:

•	Advance our preclinical programs into clinical development;

•	Actively pursue additional government contract revenues to support the discovery and development of additional compounds; and

•	Continue to use our proprietary discovery platform to discover additional antibiotics that we may develop internally or with third parties.

To execute on our strategy, we have built a strong management team with significant development and regulatory experience. Our senior management team consists of eight individuals who collectively have been involved in the development and approval of a significant number of anti-infective drugs.

As of June 1, 2011, we had 63 employees, of which 25 hold Ph.D., M.D. or equivalent degrees. None of our employees are represented by a collective bargaining arrangement, and we believe our relationship with our employees is good. Recruiting and retaining qualified scientific personnel to perform research and development work in the future will be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists. In addition, we rely on a number of consultants to assist us in formulating our research and development strategies.

Background on the Antibiotic Market

Bacterial infections are caused by pathogens present in the environment that enter the body and overwhelm the body’s immune system. These bacteria establish themselves in various tissues and organs throughout the body and cause a number of serious and, in some cases, lethal infections, including infections of the skin, lung, blood, bone, heart and urinary tract.

Bacteria are differentiated into two broad categories based on the structure of the bacterial envelope. Gram-positive bacteria possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. Gram-negative bacteria possess two membranes with a thin cell wall and lose the stain or are decolorized when subjected to Gram’s method of staining. Some bacteria, such as Chlamydia, have a modified cell wall and are referred to as “atypical.” The most clinically relevant gram-positive bacteria include staphylococci, streptococci and enterococci. Common infections that are caused by gram-positive bacteria and result in hospitalization include infections of the skin, lung, blood and bone.

Antibacterial agents, also referred to as antibiotics, work by inhibiting a function essential to a bacterium’s growth or survival, usually by binding to and thereby inhibiting one, or occasionally more than one, specific “target” in a bacterial cell. Antibiotics are classified by both the type of bacteria against which they are effective, such as gram-positive or gram-negative bacteria, as well as their basic molecular structure, which is known as their antibiotic “class.” Antibiotics are typically differentiated based on several characteristics, the most important of which are:

•

Potency. The potency of an antibiotic is generally expressed as the minimum inhibitory concentration, or MIC, measured in micrograms per milliliter, needed to arrest bacterial growth in vitro, which means that it occurs outside of a living organism under laboratory conditions. Potency against a panel of bacterial strains is expressed as MIC90, which refers to the concentration needed to inhibit the growth of 90% of a panel of bacterial strains isolated from patients. A lower MIC90 indicates greater potency against a particular bacterium.

•

Dosing Schedule and Duration. The number of times per day that an antibiotic is administered is referred to as its dosing schedule. This can be once daily, twice daily or more frequent. Once daily dosing and shorter duration of therapy have been demonstrated to correlate with higher patient compliance.

•

Cidality. Antibiotics are classified by whether their inhibitory effect results in growth arrest, referred to as bacteriostatic, or the killing of the bacterial pathogen, referred to as bactericidal. Such activity is observed either in vitro, or in vivo, which means that it occurs within a living organism. In general, clinicians prefer to treat severe infections with antibiotics that have bactericidal activity.

•

Spectrum of Coverage. Antibiotics that are active against both gram-positive and gram-negative bacteria are referred to as broad spectrum. Those that are active only against gram-positive or gram-negative bacteria are referred to as focused spectrum. Antibiotics that are active against a select subset of gram-

positive or gram-negative bacteria are referred to as narrow spectrum. In general, once a pathogen has been identified, clinicians prefer focused spectrum antibiotics to limit the development of resistance.

•

Route of Administration. Antibiotics are usually administered intravenously or orally. Most antibiotics for serious infections are available only as IV dosage forms and are typically administered by a healthcare professional.

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Pharmacokinetics. Antibiotics are evaluated based on the effect of the body on the drug, including the absorption, distribution, metabolism and excretion of the drug by the body, as reflected by measuring drug concentration over time. Less patient-to-patient variability in the concentration of the antibiotic in blood generally means that drug exposure, and subsequently, the drug’s efficacy and safety is more predictable across a broad patient population.

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Resistance. The use of antibiotics can select for bacterial strains with decreased susceptibility to the antibiotic. The frequency at which a resistance mutation appears, an indicator of the likelihood that resistance will develop, can be experimentally determined.

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Safety and Tolerability. The safety of an antibiotic is assessed based on its impact on blood parameters, kidney or liver enzymes, changes in cardiovascular or other physiological signals and effects on other vital organ and tissue functions typically expressed by abnormal clinical laboratory tests or parameters. The tolerability of an antibiotic is characterized by the type and number of adverse events, or AEs. Examples of AEs include nausea, vomiting, headache, dizziness or other expressions of discomfort.

Generally, new antibiotics have offered improvements in one or more of the above characteristics over older members of the same class. In addition, new classes of antibiotics have been discovered that provide advantages over other, older classes. Over the last 40 years there have been only two new classes of antibiotics introduced to treat infections caused by gram-positive bacteria, including MRSA. These new classes offered greater potency against MRSA and an improved safety profile over older alternatives. However, there is still a significant need for new antibiotics with improved potency, convenience, resistance and safety profiles, particularly those that also target MRSA infections.

The Need for New Antibiotics for Drug-Resistant Gram-Positive Pathogens

There is a significant need for new antibiotics to treat serious gram-positive infections, due primarily to the growing incidence of drug resistance to currently marketed antibiotics. By far the most prevalent resistant gram-positive bacterial pathogen in the hospital and community today is MRSA. The market for antibiotics labeled for MRSA is growing rapidly. According to IMS Health, the total United States sales of the five antibiotics labeled for MRSA grew from $778 million in 2005 to $1.5 billion in 2009. We believe that this market will continue to grow rapidly due to several factors:

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Increasing obsolescence of vancomycin. The most widely prescribed antibiotic for treating gram-positive infections is vancomycin IV, which accounted for 79% of in-hospital days of therapy in the United States for gram-positive infections in 2009. It is administered twice daily as an IV infusion and for many years had been reserved for use only after treatment with other antibiotics has failed. However, the emergence of MRSA has led to an increase in use of vancomycin as the initial treatment assuming the presence of MRSA before it has been confirmed. This increasing usage, in turn, has contributed to the emergence of vancomycin-resistant bacteria such as vancomycin-resistant Enterococcus, or VRE, and vancomycin-intermediate Staphylococcus aureus, or VISA. The latter strain is of particular concern given the high rate of MRSA infections in the hospital and community. Based on the rapid rise of MRSA with reduced susceptibility to vancomycin, we believe that vancomycin may soon be rendered obsolete as a treatment for MRSA and that new, more effective antibiotics, are increasingly replacing vancomycin as the standard treatment for MRSA infections.

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Demand for focused spectrum agents. The use of broad spectrum antibiotics, such as cephalosporins and quinolones, which have both gram-positive and gram-negative activity, has led to a dramatic increase in the prevalence of infectious diarrhea caused by highly virulent strains of Clostridium difficile. Further, the use of these agents is leading to increased prevalence of MRSA strains that are cross-resistant to these agents. Consequently, there is a significant and growing need for focused spectrum drugs with potent activity against MRSA.

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Demand for both IV and orally available antibiotics. The majority of recently introduced antibiotics designed to treat MRSA are available only in IV dosage form and must be administered by a healthcare professional. With the increased pressure to reduce the costs of healthcare, there is a significant need for antibiotics that are available in both IV and oral dosage forms so that patients can be transitioned to oral therapy and, therefore, discharged earlier from the hospital or treated on an outpatient basis.

Despite the significant need for new antibiotics with the above attributes, over the last 40 years, only two new classes of focused spectrum antibiotics have been marketed for the treatment of infections caused by gram-positive bacteria: the oxazolidinones, introduced to the market in 2000, and the lipopeptides, introduced to the market in 2003. To date, only one antibiotic has been approved in each of these new classes: Zyvox (linezolid), an oxazolidinone; and Cubicin (daptomycin), a lipopeptide. Sales of these two antibiotics accounted for 75% of the 2009 revenues for antibiotics labeled for MRSA in the United States. We believe that both Zyvox and Cubicin have been commercially successful because of their activity against drug-resistant gram-positive bacteria, particularly MRSA, although resistance to these antibiotics has been increasing.

Cubicin is a lipopeptide antibiotic that can be dosed once daily by IV infusion. It is labeled for the treatment of cSSSI, bacteremia and right sided endocarditis involving gram-positive bacteria. However, Cubicin is ineffective in treating lung infections. Cubist Pharmaceuticals, Inc. reported net United States revenues of $600.0 million in 2010 related to Cubicin.

Zyvox is the only IV and oral antibiotic labeled for the treatment of gram-positive infections, including those caused by MRSA, and remains the market leading antibiotic for serious gram-positive infections based on worldwide sales of $1.2 billion in 2010, as reported by Pfizer. We believe Zyvox’s sales advantage over Cubicin stems from its availability in both IV and oral dosage forms and activity against lung infections. Zyvox is labeled for the treatment of cSSSI and uncomplicated skin and skin structure infections, or uSSSI, CABP involving Streptococcus pneumoniae, HAP, VAP, and VRE infections.

Based upon the results of four clinical trials in which patients were treated for cSSSI with Zyvox (two of which were published in the Antimicrobial Agents and Chemotherapy journal (Stevens et al., December 2000: 3408-3413; Weigelt et al., June 2005: 2260-2266) and two of which were submitted to the FDA by Arpida AG in November 2008 and include only the results from clinical trial sites in North America), in the patients randomized for treatment, approximate cure rates for Zyvox ranged from 69% up to 77%, as determined by the clinical investigator’s assessment at the test of cure in each clinical trial. However, the clinical trial design for these clinical trials varied, including with respect to the date of performance, patient population and incidence of MRSA. Therefore, the cure rates for these clinical trials are not directly comparable with one another nor are they directly comparable with the cure rates for our Phase 2 clinical trial of torezolid phosphate. Furthermore, the cure rates for these clinical trials may not be indicative of the cure rates that Zyvox may achieve in our ongoing and planned Phase 3 clinical trials of torezolid phosphate.

While Zyvox has been commercially successful, it has several key limitations, including the following:

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Low Potency and Variable Drug Exposure. The MIC90 of Zyvox against MRSA is four micrograms per milliliter. In order to maintain blood concentrations at or above this level, Zyvox is dosed twice per day at 600 mg per dose. Clinicians generally prefer lower concentrations of a drug in the body to minimize exposure and the risk of toxicity. In addition, variability in the metabolism of Zyvox leads to a high degree of patient-to-patient variability in concentrations of Zyvox in blood. This can lead to higher drug exposure in some patients and the potential for side effects, such as a decrease in blood cell production, or myelosuppression, particularly in those patients dosed for longer than 10 to 14 days. Patients dosed longer than 14 days on Zyvox typically require regular blood monitoring. At the same time, patients that metabolize Zyvox at higher rates may not achieve adequate drug concentrations for efficacy.

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Dosing Regimen. The dose and regimen for Zyvox is 600 mg twice daily for 10 to 14 days for the treatment of cSSSI. Multiple studies have shown that longer antibiotic regimens can lead to low patient compliance, development of resistance and increased incidence of adverse events.

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Not Bactericidal. As a bacteriostatic antibiotic, Zyvox stops the growth of, but, in general, does not directly kill, bacterial pathogens in vivo. This may limit its utility in severe infections where clinicians have a preference for bactericidal drugs. Antibiotics with bactericidal activity have been demonstrated to act more quickly and are, therefore, preferred by clinicians for use in treating severe infections. Bactericidal activity has also been demonstrated to slow the rate at which resistance develops.

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Emerging Resistance. Recent outbreaks of chloramphenicol-florfenicol-resistant, or cfr, strains which are resistant to Zyvox and other antibiotics have been reported in United States, South American and European hospitals . These cfr strains contain mobile units of DNA called plasmids and transposons that can convey genes that encode resistance to Zyvox, clindamycin, pleuromutilins and other broadly used antibiotics between different strains of bacteria. Because these cfr strains can emerge in response to the use of Zyvox as well as other classes of widely used generic antibiotics, there is potential that Zyvox resistance may increase rapidly in the coming years.

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Drug-Drug Interactions. Zyvox is contraindicated with drugs that are metabolized by monoamine oxidase-A or B enzymes such as selective serotonin re-uptake inhibitors, or SSRIs (e.g. antidepressants such as Celexa and Zoloft) and vasoconstrictors (e.g. decongestants such as Sudafed and Claritin-D).

Because of the commercial success of Zyvox and the potential for an improved oxazolidinone, a number of companies, including Pfizer Inc., Merck & Co. Inc., Johnson & Johnson, AstraZeneca PLC, Kyorin Pharmaceutical Co. Ltd., Ranbaxy Laboratories Ltd. and Rib-X Pharmaceuticals Inc., have attempted to develop a new oxazolidinone antibiotic. To our knowledge, only we have reported Phase 2 data of a new oxazolidinone for the treatment of severe infections such as cSSSI.

Therefore, we believe there is a significant opportunity for new antibiotics available in both IV and oral dosage forms that offer potency, convenience and safety advantages over existing therapies for the treatment of serious gram-positive infections.

Torezolid Phosphate, a Second Generation Oxazolidinone

Torezolid phosphate is a second generation oxazolidinone being developed for the treatment of serious gram-positive infections, including those caused by MRSA. We believe torezolid phosphate is the second generation oxazolidinone furthest advanced in clinical development for the treatment of such infections. Torezolid phosphate is a novel prodrug antibiotic that is cleaved in the blood stream to the active compound, torezolid. We acquired exclusive rights to certain patent applications and other intellectual property related to torezolid phosphate through a license agreement with Dong-A Pharmaceutical Co., Ltd. in January 2007. We have filed United States utility patent applications, one of which has been issued, and PCT and foreign applications, of which four have been granted, and if all are issued, may provide composition of matter patent protection for torezolid phosphate that would expire between 2024 and 2030, absent any extension.

As a second generation oxazolidinone, torezolid phosphate shares the positive attributes of linezolid, including the availability of IV and oral dosage forms, highly efficient oral absorption and tissue penetration and distribution, and activity against MRSA. However, based on clinical and nonclinical data, we believe that torezolid phosphate has significant potential advantages over linezolid, including the following:

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Greater Potency. In vitro tests on over 4,000 recent bacterial strains isolated from patients show that the potency of torezolid is four to eight times greater than linezolid against linezolid-susceptible strains and up to 16 times greater than linezolid against linezolid-resistant strains. Torezolid has maintained this potency advantage in all animal models of infection tested to date, including models of skin and lung infections as well as sepsis and endocarditis. The greater potency of torezolid should enable a shorter course of treatment as compared to linezolid. We believe that this enhanced potency may result in improved clinical outcomes and significant savings for hospitals and payor organizations, faster eradication of the pathogen and treatment of the infection and earlier discharge from the hospital.

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Shorter Dosing Regimen and More Convenient, Once Daily Dosing. Torezolid phosphate can be administered once daily for six days for the treatment of ABSSSI as compared to twice daily for 10 to 14 days for linezolid. We believe this shorter and once daily dosing regimen will contribute to improved patient compliance and potentially decrease the risk of drug induced adverse events and limit the emergence of resistance.

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Bactericidal Activity In Vivo. Torezolid, unlike linezolid, concentrates to a high extent inside certain white blood cells, which engulf pathogenic bacteria and concentrate at the site of infection. This feature of torezolid contributes to its in vivo bactericidal activity, or killing of pathogenic bacteria in the body, which is thought to yield a higher degree of efficacy and faster eradication of the pathogenic bacteria than is achieved with bacteriostatic antibiotics.

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Activity Against Key Gram-Positive Drug-Resistant Strains and Select Gram-Negative and Atypical Bacteria. Torezolid is active against all clinically relevant gram-positive bacteria tested to date, including organisms resistant to linezolid and other antibiotics. Unlike linezolid, torezolid is also active against strains of the gram-negative bacterium Legionella and the atypical bacterium Chlamydia, and thus may have utility in treating lower respiratory tract infections involving these bacteria.

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Low Intrinsic Frequency of Resistance. The frequency at which MRSA evolved resistance to torezolid was 16 times lower than the frequency at which it evolves resistance against linezolid. We believe that this low intrinsic frequency of resistance indicates that torezolid may generate fewer resistant strains of bacteria compared to linezolid. We believe this low frequency of resistance may allow for wider use of torezolid phosphate and limit the emergence of resistance, especially in community applications where the rapid spread of bacterial resistance is of significant concern. This should also result in the slower emergence of bacterial pathogens that are resistant to torezolid.

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Favorable and Predictable Pharmacokinetics. Studies have shown little patient-to-patient variability in the concentration of torezolid in blood, as compared to linezolid, which generally means that drug exposure is more predictable. As a result, we expect that torezolid may have more predictable drug exposure which may lead to a more uniform efficacy and safety profile across different patients when compared to linezolid.

•	Fewer Drug-Drug Interactions. Unlike linezolid, torezolid phosphate has not been shown to inhibit the monoamine oxidase system which mediates the metabolism of tyramine, SSRI’s and vasoconstrictors.

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Improved Safety Profile for Long Term Dosing. The results of our comparative 21-day Phase 1 clinical trial showed that a 200 mg daily dose of torezolid phosphate had less impact on hematological parameters indicative of myelosuppression than the labeled dose of linezolid (600 mg twice daily). Based upon the results of this clinical trial, we believe that torezolid phosphate may offer a safer alternative to linezolid for infections requiring longer term dosing such as bacteremia and osteomyelitis.

Despite its advantages, market acceptance and sales of torezolid phosphate will depend on many factors, including successfully demonstrating the safety and efficacy of torezolid phosphate in our Phase 3 clinical trials, competitiveness of the product labeling approved by the FDA, effectiveness of the sales and promotional efforts for the product, acceptance by physicians and payors of torezolid phosphate as a safe and effective treatment, reimbursement status, its cost relative to competing antibiotics and the outcomes of the development and approval of competitive products. In particular, in the absence of a diagnosis of a gram-positive infection, clinicians may prefer to initially prescribe an antibiotic with a broader spectrum of coverage than torezolid phosphate until the diagnosis of a gram-positive infection is confirmed. If approved, torezolid phosphate will compete against a number of antibiotics that have been approved and have shown activity against serious gram-positive infections, including those caused by MRSA. These antibiotics include vancomycin, linezolid, daptomycin, tigecycline, telavancin and ceftaroline. We may also compete with antibiotics currently in, or which may soon enter, Phase 3 development or registration for ABSSSI (or cSSSI), such as, ceftobiprole, CEM-102, dalbavancin, delafloxacin, NXL-103, oritavancin, PTK 0796, radezolid, and BC-3781, a systemically delivered pleuromutilin from Nabrivia.

However, we believe that torezolid phosphate will provide physicians with a safe antibiotic for the treatment of serious gram-positive infections that is more potent and more convenient than linezolid and other currently available alternatives. Further, we believe that use of torezolid phosphate will result in earlier discharge from the hospital, lower incidence of resistance and a reduced need to switch to alternative antibiotics. All of these factors may contribute to reduced costs for treating serious gram-positive infections.

Overview of our Torezolid Phosphate Clinical Program

We have completed Phase 1 and Phase 2 clinical trials of the oral dosage form of torezolid phosphate and have completed a Phase 1 clinical trial for the IV dosage form of torezolid phosphate. We believe our Phase 1 clinical trial for the IV dosage form of torezolid phosphate indicated acceptable safety and tolerability and that no dose adjustment will be required between the IV and oral dosage forms of torezolid phosphate. We intend to conduct two Phase 3 clinical trials for the treatment of ABSSSI. In our first Phase 3 clinical trial, which initiated in August 2010, we are testing the oral dosage form of torezolid phosphate. In our second Phase 3 clinical trial, we plan to initiate patients on IV therapy and transition them to oral therapy.

To date, 644 healthy volunteers and patients have received torezolid phosphate.

Our Single and Multiple Ascending Dose Phase 1 Clinical Trial of the Oral Dosage Form of Torezolid Phosphate

The objective of the single ascending dose, or SAD, portion of the Phase 1 clinical trial was to evaluate the safety and pharmacokinetics, or PK, of the oral dosage form of torezolid phosphate in single doses between 200 and 1200 mg in healthy volunteers. Torezolid phosphate was well tolerated in single doses up to the maximum 1200 mg tested. The results of the PK analysis showed a linear relationship between serum concentrations and dose and that all doses supported once daily administration of torezolid phosphate.

The objective of the multiple ascending dose, or MAD, portion of the clinical trial was to compare the safety, tolerability and PK of torezolid and linezolid administered for 21 consecutive days in healthy volunteers. Torezolid phosphate was dosed at 200, 300 and 400 mg. Linezolid was dosed at its labeled dosage of 600 mg twice a day. All three doses of torezolid phosphate, up to the maximum of the 400 mg dose tested, were generally well-tolerated. Importantly, in the MAD portion of the Phase 1 clinical trial we found that torezolid phosphate, unlike linezolid, does not accumulate in the blood with consecutive daily dosing. In addition, torezolid exhibited low patient-to-patient variability in the concentration of torezolid in blood. In contrast, linezolid exhibited a greater degree of patient-to-patient variability in drug exposure, with higher drug exposure correlating with evidence of myelosuppression, a major toxicity associated with linezolid. These findings are consistent with the previously documented PK variability of linezolid and subsequent association with changes of the blood parameters that would indicate the onset of myelosuppression in individuals with higher exposure.

The results of both the SAD and MAD portions of our Phase 1 clinical trial demonstrate that torezolid phosphate may have a safety, tolerability and PK advantage over linezolid. In addition, all three dose levels of torezolid phosphate resulted in sufficient drug concentrations in the blood to support once daily dosing. This was consistent with the blood half-life of the 200 mg dose of torezolid, which was approximately 11 hours.

Our Phase 1 Clinical Trial of the Oral Dosage Form of Torezolid Phosphate to Evaluate Torezolid for Potential Use to Treat Lung Infections

We completed a Phase 1 clinical trial, during the first quarter of 2011, which evaluated the ability of torezolid phosphate to penetrate into the lung, for potential use in treating lung infections. The results showed that the same 200 mg, once daily dose of torezolid that we are currently testing for skin infections, also distributed into the lung at concentrations well above that needed to treat infections caused by key gram positive pathogens. Based on these results we plan to pursue further development of torezolid phosphate for treatment of pneumonia using the same once daily 200 mg dose. These results are consistent with those of prior animal studies that demonstrated considerable penetration of torezolid into lung fluids and tissues which translated into high efficacy in lung infections due to S. pneumoniae (penicillin-susceptible and -resistant) and S. aureus (methicillin-susceptible and -resistant) pathogens.

Our Phase 2 Clinical Trial of the Oral Dosage Form of Torezolid Phosphate

This multicenter, randomized, double-blind, noncomparative Phase 2 clinical trial evaluated the clinical and microbiological response, safety and PK of torezolid phosphate in 188 adult patients diagnosed with severe cSSSI at eight sites in the United States.

We used strict inclusion criteria to ensure that only patients with severe cSSSI were enrolled in our Phase 2 clinical trial. These criteria included the presence of a major abscess, surgical or post-traumatic wounds or deep cellulitis, and one systemic sign of infection unless the lesion was greater than or equal to five centimeters in diameter.

Patients were randomized to receive torezolid phosphate at 200, 300 or 400 mg once daily for up to five to seven days. The primary endpoint of this clinical trial was the clinical cure rate in the clinically evaluable, or CE, data set, which comprised patients that received the full course of treatment and fulfilled key inclusion/exclusion criteria, and the intent to treat, or ITT, data set, which comprised all patients who took at least one dose of torezolid phosphate. Key secondary endpoints were the clinical cure rate in the microbiologically evaluable, or ME, data set, the clinical relapse rates in the CE data set and the microbiological response rates in the ME data set. ME patients were those CE patients from which a positive bacterial culture was obtained at baseline. Safety was analyzed in the ITT population.

The clinical cure rates for the CE, ME and ITT groups were consistently high across all dose groups, with the cure rate at 200 mg similar to the cure rates at the 300 mg and 400 mg doses. The severity of infection did not affect the clinical cure rate whether measured by type of syndrome, presence of systemic sign of infection or diameter of lesion. Collectively, these data indicate that torezolid phosphate is active against severe forms of cSSSI infection.

We also measured the diameter of infected lesions and the patients’ body temperature on the day of initial dosing, which we refer to as baseline, and subsequently at 24, 48, 96 and 144 hours after baseline. At 24 hours after baseline and thereafter, the mean and median measurements of lesion diameter in the patients randomized to receive torezolid phosphate decreased, and of the 19 patients that had fever at or within 24 hours prior to baseline, none had fever at 24 hours after baseline. In addition, within 48 hours from baseline, 91%, 89% and 89% of the patients randomized to receive 200, 300 and 400 mg doses of torezolid phosphate, respectively, and 90% of all patients randomized to receive torezolid phosphate, showed cessation of lesion spread as compared to baseline. None of the patients in our Phase 2 clinical trial experienced a clinical relapse.

To determine the potency of torezolid against MRSA relative to linezolid, we evaluated the in vitro MIC90 of both torezolid and linezolid when tested against bacterial strains isolated from patients. The MIC90 of torezolid against MRSA isolates from our Phase 2 clinical trial patients was 0.25 micrograms per milliliter. The MIC90 of linezolid against these same isolates was 2 micrograms per milliliter. These results support an eight times greater potency of torezolid over linezolid.

Overall, the oral dosage form of torezolid phosphate appeared to be safe and well-tolerated at all doses evaluated in our Phase 2 clinical trial. Approximately 97% of the drug related AEs were rated “mild to moderate” and no patients discontinued the clinical trial due to an AE. The most common AEs included nausea, diarrhea, vomiting and headache. There was no clear dose dependency in the incidence of these AEs. Median platelet and red blood cell counts remained relatively stable and within the normal range during treatment. There were also no significant alterations in measurements of cardiovascular, renal or hepatic safety laboratory values.

Our Phase 3 ABSSSI Clinical Program for Torezolid Phosphate

We have advanced torezolid phosphate into Phase 3 clinical trials for the treatment of ABSSSI. Based on guidance we have received to date from the FDA, we plan to conduct two Phase 3 clinical trials to evaluate the 200 mg dose of torezolid phosphate for the treatment of ABSSSI. The first Phase 3 clinical trial will evaluate the efficacy, safety and tolerability of the oral dosage form of torezolid phosphate in adolescent and adult patients in comparison to linezolid. We commenced our first Phase 3 clinical trial in August 2010. Enrollment in the Phase 3 clinical trial of the oral dosage form of torezolid phosphate in ABSSSI remains on target. Enrollment in European clinical trial sites commenced early in the second quarter and Latin American clinical trial sites are expected to begin enrolling later this quarter. The completion of enrollment for the Phase 3 oral trial is expected this year followed by the announcement of top-line data in early 2012. We intend to commence a second Phase 3 clinical trial in which patients will be initiated with IV therapy and subsequently transitioned to oral therapy by the end of 2011.

Each Phase 3 clinical trial will be a randomized, double-blind, multicenter clinical trial that will test a 200 milligram dose of torezolid phosphate administered once daily for six days versus a 600 milligram dose of linezolid twice daily for 10 days. The six days of treatment is approximately the average number of days of treatment with torezolid phosphate in our Phase 2 clinical trial. In each clinical trial, we plan to enroll 658 patients across approximately 100 sites per trial in North America, Latin America, Europe and other territories. The first clinical trial will largely be conducted in out-patient clinical settings and therefore will likely enroll patients with demographics which are generally similar to those of patients enrolled in our Phase 2 clinical trial. The second Phase 3 clinical trial will enroll mostly hospitalized patients.

We met with the FDA earlier this year to discuss protocol details for our second Phase 3 ABSSSI trial in which patients will be initiated with IV therapy and subsequently transitioned to the oral dosage form of torezolid phosphate. Based on these discussions, we expect to obtain a separate SPA for this trial by the end of the third quarter of 2011. Based on our current and planned SPAs with the FDA, the primary endpoint in each of our Phase 3 clinical trials will be the cessation of spread of the primary ABSSSI lesion from baseline and the absence of fever at 48 to 72 hours from baseline.

In accordance with our current and planned SPAs, our Phase 3 clinical trials are being designed as non-inferiority trials comparing short course of therapy with torezolid (6 days) versus longer course of therapy with linezolid (10 days). A non-inferiority trial compares a test drug, such as torezolid phosphate, to an established treatment, such as linezolid, with the goal of showing that any differences in the performance of the test drug are small enough to support a conclusion that the test drug is not inferior to the established treatment and that the test drug is, therefore, also effective. In a non-inferiority trial, the amount of permitted margin of difference between the performance of the test drug and the established treatment is defined in advance and is called the non-inferiority margin. If the trial results show that the test drug performed at least as well as the established treatment within the permitted non-inferiority margin, the test drug is determined to have been shown non-inferior to the established treatment in the trial and the non-inferiority objective, or endpoint, for the trial will be considered to have been met. Clinical trials with a non-inferiority design may include endpoints in addition to the non-inferiority endpoint. These additional endpoints are generally considered secondary or other endpoints. In general, the results from secondary endpoints in a clinical trial are only considered reliable if the primary endpoint in the trial is achieved. This means that in a non-inferiority trial, if the primary endpoint of establishing non-inferiority is met, then a secondary endpoint may be considered to determine if the test drug is superior to the established treatment. Our SPA for our first Phase 3 clinical trial provides that if the non-inferiority margin between torezolid phosphate and linezolid is 10% or less, we may also perform secondary analyses, including a determination of whether torezolid phosphate is superior to linezolid as a secondary endpoint. However, under our SPA, the primary basis for establishing efficacy in our first Phase 3 clinical trial in support of our NDA for torezolid phosphate will be our ability to show non-inferiority of torezolid phosphate as compared to linezolid.

Thus, the primary objective of our Phase 3 clinical trials for torezolid phosphate will be to determine whether the difference in effectiveness between a 200 mg dose of torezolid phosphate dosed once daily for six days and a 600 mg dose of linezolid dosed twice daily for 10 days results in a non-inferiority margin of 10% or less.

Secondary endpoints of our first Phase 3 clinical trial, and we expect our second Phase 3 clinical trial, will also include:

•	Sustained clinical response at the end of therapy visit;

•	Investigator’s assessment of clinical success at the post treatment evaluation visit; and

•	Superiority of the primary endpoint.

The following figure provides an overview of the design of our first Phase 3 clinical trial of the oral dosage form of torezolid phosphate.

In parallel with our Phase 3 clinical trials, we plan to conduct a number of clinical safety and special population clinical trials which the FDA has indicated will be necessary for registration. We have completed the Phase 1 absorption, distribution, metabolism, and excretion, or ADME, study and have planned clinical pharmacology studies that include the following Phase 1 studies: PK in pediatric and elderly patients; hepatic impairment; renal impairment; cardiovascular safety; and vasoconstrictor and SSRI drug interaction and tyramine pressor studies.

Our Nonclinical Studies of Torezolid Phosphate

Both torezolid phosphate and torezolid have been tested extensively in vitro and in vivo in nonclinical primary and safety pharmacology, toxicology and efficacy studies.

In vitro and in vivo studies demonstrated that the prodrug, torezolid phosphate, rapidly converts to torezolid in blood and serum. Torezolid inhibits protein synthesis in bacteria and is active against all clinically relevant gram-positive bacteria. Overall results from multiple susceptibility testing studies against a variety of gram-positive aerobic and anaerobic bacteria demonstrate that torezolid is four to eight times more potent than linezolid against linezolid-susceptible strains and up to 16 times more potent against linezolid-resistant strains.

In nonclinical studies, torezolid phosphate has demonstrated efficacy in multiple animal models and was consistently more potent than linezolid, whether dosed by the oral or IV form. Typically, these studies also evaluate the effect of the body on the drug, including the absorption, distribution, metabolism and excretion of the drug by the body, as reflected by measuring drug concentration over time, referred to as pharmacokinetics, and the physiological effects that the drug has on the body and the duration of those effects, referred to as pharmacodynamics. In a rigorous pharmacokinetic/pharmacodynamic, or PK/PD, mouse thigh infection model, torezolid phosphate demonstrated in vivo bactericidal activity similar to that of daptomycin, while linezolid showed bacteriostatic activity. In this model, the in vivo decrease in colony forming units, or CFU, or numbers of viable S. aureus bacteria in mice dosed with torezolid phosphate was five log10 CFU while the number of viable bacteria in mice dosed with linezolid dropped less than three log10 CFU. In general, greater than three log10 CFU decrease in viable bacteria in such experiments is correlated with bactericidal activity. Moreover, unlike linezolid, torezolid was bactericidal in vivo against both methicillin susceptible S. aureus, or MSSA, and community-associated MRSA, or CA-MRSA.

The following table further demonstrates the greater in vivo potency of torezolid phosphate, as compared to linezolid, against clinically important gram-positive infections in systemic models of infection in mice.

ED50 Ranges (mg/kg)
Strains (Number of separate experiments performed)	Dosage Form	Torezolid Phosphate	Linezolid
S. aureus including MRSA(5)	IV	1.5 - 4.3	7.7 - 29.1

	Oral	3.2 - 7.6	9.6 - 21.4

Enterococcus strains including VRE(5)	IV	2.2 - 9.1	11.1 - >40

	Oral	4.3 - 11.3	17.6 - 25.9

Methicillin-resistant coagulase-negative Staphylococcus spp.(3)	IV	0.46 - 1.29	1.80 - 6.56

	Oral	2.01 - 3.25	2.41 - 7.48

Penicillin-resistant Streptococcus pneumoniae(4)	IV	3.52 - 10.01	17.62 - 39.53

	Oral	3.19 - 11.53	6.38 - 14.85

Abbreviations: ED50 = the dose at which 50% of the population exposed to the drug survives; mg/kg = milligrams of active pharmaceutical ingredient per kilogram of body weight.

The following table demonstrates the in vivo potency of oral torezolid phosphate compared to linezolid in mouse pneumonia models of infection.

	ED50 (mg/kg)
Strain (Number of strains utilized for each of torezolid phosphate and linezolid)	Torezolid Phosphate	Linezolid
S. pneumoniae(1)	2.8	8.1

	ED90 (mg/kg)
	Torezolid Phosphate	Linezolid
S. aureus(11)[a]	10.3	63.4

Abbreviations: ED50 = the dose at which 50% of the population exposed to the drug survives; ED90 = the dose at which 90% of the population exposed to the drug survives; mg/kg = milligrams of active pharmaceutical ingredient per kilogram of body weight.

[a]	S. aureus isolates were comprised of 3 MSSA, 2 hospital-acquired MRSA, or HA-MRSA, 3 CA-MRSA-USA 300, 3, CA-MRSA-USA 400

The data show that the in vitro potency advantage of torezolid over linezolid against lung pathogens S. pneumoniae and S. aureus is also manifested in vivo. Mouse pneumonia models of infection are generally predictive of efficacy in humans.

Planned Nonclinical Studies

In parallel with our Phase 3 clinical development of torezolid phosphate for the treatment of ABSSSI, we will continue to conduct nonclinical studies to further support the development of torezolid phosphate for the treatment of additional clinical indications. These studies will include efficacy, safety and PK studies in support of indications requiring long-term dosing, such as bacteremia.

Our Research Platform

We have developed a proprietary platform called FAST which uses antisense technology to identify suitable bacterial drug targets and have built state-of-the-art capabilities in SBDD. We use these technologies to discover and develop novel antibacterial agents that act on targets essential for bacterial growth.

The FAST platform consists of a set of engineered bacterial strains containing antisense DNA fragments whose synthesis can be regulated to inhibit the production of a targeted protein. We have demonstrated that antibacterial compounds that inhibit the enzyme whose production is also inhibited by the FAST antisense strain, require a significantly lower concentration to inhibit bacterial growth of the FAST strain than the control strain. We have developed FAST strains for a set of over 20 essential bacterial specific targets selected for the likelihood of discovering broad spectrum antibacterial agents. We have filed patent applications to protect our FAST technology, including the compounds that act on the targets we have identified.

Using SBDD, we obtain the structural information for the target enzymes of multiple bacterial pathogens to design compounds that bind specifically to the intended bacterial target. We also use this information to design compounds with improved drug properties such as solubility and serum binding.

GyrB/ParE Dual Target Preclinical Program

Our GyrB/ParE preclinical program is fully funded through Phase 1 clinical trials, subject to the achievement of program milestones, by our NIAID contract. The bacterial enzymes DNA gyrase, consisting of

GyrA and GyrB, and Topoisomerase IV, consisting of ParC and ParE, are required for the replication of bacterial cells. GyrA and ParC are the targets of the fluoroquinolone class of antibacterial agents, such as ciprofloxacin. GyrB is the target of the natural product novobiocin. However, there are no antibacterial agents in clinical use that inhibit both GyrB and ParE.

Because our lead compounds inhibit both GyrB and ParE, they are active against fluoroquinolone-resistant strains of bacteria. Key advantages of inhibiting both targets include an expected low rate of emergence of bacterial resistance and increased potency. The compounds that we have identified in our GyrB/ParE program have broad antibacterial spectrum. We intend to file an eIND with the FDA before the end of 2011.

In our research funded by NIAID, we are focusing on developing agents within the gram-negative spectrum that include those important for biodefense. Antibiotics active against these biodefense organisms are often also active against clinically important gram-negative bacteria, such as Pseudomonas aeruginosa, Acinetobacter baumannii, Klebsiella pneumoniae and Escherichia coli. Consequently, compounds developed under our NIAID contract should also have significant utility in treating infections caused by these clinically important bacteria, such as respiratory tract, urinary tract and intra-abdominal infections. Because resistance to current drug classes (including carbapenems and fluoroquinolones) is growing rapidly among gram-negative bacteria, we believe treatment for these infections is a significant unmet medical need.

Marine Natural Products Preclinical Program

Our marine natural products preclinical program is fully funded by our DTRA contract through the research and preclinical development stages, subject to the achievement of certain milestones under our DTRA contract. Under this program, we intend to apply our proprietary FAST and SBDD technologies to screen chemical libraries created from marine micro-organisms collected by the Scripps Institution of Oceanography, a part of the Regents of the University of California, or UCSD. We are employing a panel of FAST assays which are selectively sensitized to inhibitors of unique bacterial targets. As a result, we believe the FAST approach will identify novel compounds active against resistant organisms and gram-negative antibacterial agents. In addition, we believe this program has the potential to provide compounds with strong potency and in vivo efficacy.

The goal of the program is to produce an IND candidate and complete all of the studies required to file an IND with the FDA. A suitable candidate will have a broad spectrum of activity against both gram-negative and gram-positive bacterial pathogens, including multiple biodefense pathogens. We believe that any such candidate is likely to have broad commercial interest.

Commercial Agreements

Dong-A Pharmaceutical Co., Ltd. License Agreement

In January 2007, we entered into a license agreement with Dong-A Pharmaceutical Co., Ltd., or Dong-A, pursuant to which we acquired an exclusive license to certain patent applications and other intellectual property related to the oral and injectable forms of torezolid phosphate, to develop and commercialize licensed products, including torezolid phosphate, outside of Korea. To our knowledge, Dong-A has not conducted any development or commercialization activities with respect to torezolid phosphate since January 2007. We have the right to grant sublicenses to third parties through multiple tiers of sublicense.

Upon entering into the license agreement, we paid a $500,000 upfront-fee and have made subsequent milestone payments of $3.7 million through March 31, 2011. In addition, we may be required to make up to an aggregate of $13.0 million of additional payments upon the achievement of specified development and regulatory approval milestones.

In addition, we are obligated to pay Dong-A mid-single digit tiered royalties on net sales of torezolid phosphate. The license agreement will remain in effect until the later of 12 years after the date of the first commercial sale of torezolid phosphate or the expiration of the last to expire of the licensed patents on a product-by-product and country-by-country basis, unless terminated earlier at our election or for material breach by either party. Dong-A has the right to terminate the license agreement on 90 days’ written notice if we fail to make a payment when due or fail to use commercially reasonable efforts to develop and commercialize torezolid phosphate. Upon expiration of the license agreement, our license will remain in effect and convert to a royalty-free, irrevocable and perpetual license. If we elect to terminate the license agreement due to Dong-A’s material breach of the license agreement, our license will remain in effect subject to our compliance with certain provisions of the license agreement, including payment obligations.

NIAID Contract

In September 2008, we entered into a five-year contract with NIAID to provide services to NIAID relating to the development of a dual-target antibacterial agent as a therapeutic for the treatment of gram-negative biodefense pathogens. Under our NIAID contract, we may receive up to $27.7 million in support of our GyrB/ParE preclinical program. The scope of the services under the contract includes preclinical, nonclinical and clinical Investigational New Drug application, or IND, and NDA-enabling development activities. Pursuant to our NIAID contract, subject to our compliance with applicable regulations, we may elect to obtain ownership of each patentable invention that arises from the performance of the research and development funded by our NIAID contract, subject to certain United States government march-in rights with respect to such inventions. March-in rights allow the United States government to grant licenses to such inventions to others if: (1) we do not “achieve practical application” of a subject invention (i.e. commercialize the technology); (2) such action is necessary to alleviate health or safety needs that are not reasonably satisfied by us; (3) such action is necessary to meet requirements for public use specified by federal regulations and such requirements are not reasonably satisfied by us; or (4) such action is necessary because we and/or our sublicensees are manufacturing patented products outside of the United States. If the United States government exercised its march-in rights, we could be obligated to license intellectual property developed by us on terms unfavorable to us, and there can be no assurance that we would receive compensation from the United States government for the exercise of such rights. In addition, the contract may be terminated by NIAID 10 days after giving notice of a material default which remains uncured 10 days after written notice. NIAID may also terminate the contract if it is in the United States government’s best interest. From contract inception through March 31, 2011, we have recognized $13.9 million in revenues related to the research performed under the NIAID contract.

Lawrence Livermore Cooperative Research and Development Agreement

In November 2008, we entered into a five-year cooperative research and development agreement, or CRADA, with Lawrence Livermore. Under the CRADA, we are jointly researching and developing gram-negative biodefense pathogens with Lawrence Livermore. We plan to fund the cost of the research and development with Lawrence Livermore with the funds we receive under our NIAID contract. The total cost of the project to us under the CRADA is approximately $5.6 million (excluding in-kind distributions). Pursuant to the CRADA, we have the right to obtain an exclusive license to any invention developed by Lawrence Livermore under the CRADA if we agree to pay Lawrence Livermore reasonable compensation for such license. Subject to our compliance with applicable regulations, we may elect to obtain ownership of each patentable invention that arises from the performance of the research and development under this CRADA, subject to the United States government’s certain march-in rights with respect to such inventions. March-in rights allow the United States government to grant licenses to such inventions to others if: (1) we do not “achieve practical application” of a subject invention (i.e. commercialize the technology); (2) such action is necessary to alleviate health or safety needs that are not reasonably satisfied by us; (3) such action is necessary to meet requirements for public use specified by federal regulations and such requirements are not reasonably satisfied by us; or (4) such action is necessary because we and/or our sublicensees are manufacturing patented products outside of the United States. If the United States government exercised its march-in rights, we could be forced to license or sublicense intellectual property developed by us or that we license from Lawrence Livermore on terms unfavorable to us, and there can be no assurance that we would receive compensation from the United States government for the exercise of such rights. Either party may terminate the CRADA after giving 30 days’ written notice to the other party. Lawrence Livermore may also terminate the CRADA if we fail to provide necessary funding. From contract inception through March 31, 2011, we have recognized $1.6 million in research and development expense related to the research performed by Lawrence Livermore under the CRADA.

DTRA

In April 2010, we entered into a four and one-half year contract with DTRA under which we may receive up to $29.5 million to support a preclinical program for the development of novel antibiotics directed against gram-negative and gram-positive bacterial pathogens in collaboration with UCSD. Pursuant to our DTRA contract, subject to our compliance with applicable regulations, we may elect to obtain ownership of each patentable invention that arises from the performance of the research and development funded by our DTRA contract, subject to certain United States government march-in rights with respect to such inventions. If the United States government exercised its march-in rights, we could be obligated to license intellectual property developed by us on terms unfavorable to us, and there can be no assurance that we would receive compensation from the United States government for the exercise of such rights. In addition, the contract may be terminated by DTRA 10 days after giving notice of a material default which remains uncured 10 days after written notice. DTRA may also terminate the contract if it is in the United States government’s best interest. From contract inception through March 31, 2011, we have recognized $2.5 million in revenues related to the research performed under our DTRA contract.

UCSD Research Agreement

In May 2010, we entered into a four and one-half year research agreement with UCSD. Under the agreement, we are jointly researching antibacterial agents for combating gram-negative and gram-positive biodefense pathogens. We plan to fund the cost of the research with UCSD with the funds we receive under our DTRA contract. The estimated total cost of UCSD’s efforts under the project is up to approximately $4.3 million. Pursuant to the agreement, we have the right to negotiate an exclusive license to any invention developed by UCSD. Subject to our compliance with applicable regulations, we may elect to obtain ownership of each patentable invention that arises from the performance of the research and development under this agreement, subject to the United States government’s certain march-in rights with respect to such inventions. If the United States government exercised its march-in rights, we could be forced to license or sublicense intellectual property developed by us or that we license from UCSD on terms unfavorable to us, and there can be no assurance that we would receive compensation from the United States government for the exercise of such rights. We may terminate the research agreement after giving 30 days’ written notice to UCSD and UCSD may terminate the research agreement after giving 90 days written notice to us. We may also terminate the agreement immediately upon written notice to UCSD if our DTRA contract is terminated. From contract inception through March 31, 2011, we have recognized $558,000 in research and development expense related to the research performed by UCSD under the agreement.

Commercialization—Marketing and Sales

Our overall goal is to establish torezolid phosphate as a leading therapy for the treatment of serious gram-positive infections. Our initial focus is to develop torezolid phosphate for the treatment of ABSSSI. Over time, through clinical trials, regulatory approvals and publications, we plan to expand the data establishing the utility of torezolid phosphate for the treatment of a wide variety of serious gram-positive infections including HAP/VAP and bacteremia. This comprehensive strategy is intended to support product differentiation from both current and anticipated competitors and also to enable us to fully support broad and appropriate usage of torezolid phosphate.

We currently intend to focus our initial commercial efforts on the United States market, which we believe represents the largest market opportunity for torezolid phosphate. We currently have limited marketing, no sales nor distribution capabilities. Pending NDA approval, we plan to build a United States sales organization focused on the promotion of torezolid phosphate to healthcare professionals and payors, primarily in hospital and other institutional settings. We also plan to evaluate potential partnerships to support our commercialization objectives.

In addition to the significant opportunity in the United States, we believe that Latin America, Europe and Asia represent opportunities for torezolid phosphate. We are currently evaluating our commercialization strategy outside the United States but expect to outlicense rights to or collaborate with third parties for commercialization of torezolid phosphate outside the United States.

Intellectual Property

The proprietary nature of, and protection for, torezolid phosphate and our preclinical programs, processes and know-how are important to our business. We seek patent protection in the United States and internationally for torezolid phosphate, our preclinical programs and any other technology to which we have rights where available and when appropriate. Our policy is to pursue, maintain and defend patent rights, developed internally and licensed from third parties and to protect the technology, inventions and improvements that are commercially important to the development of our business. We also rely on trade secrets that may be important to the development of our business. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Our success will depend significantly on our ability to:

•	Obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	Defend our patents;

•	Preserve the confidentiality of our trade secrets; and

•	Operate our business without infringing the patents and proprietary rights of third parties.

We have established and continue to build proprietary positions for torezolid phosphate and our pipeline product candidates and technology in the United States and abroad. As of June 13, 2011, our patent portfolio included four families of patent applications related to torezolid phosphate and two families of patent applications related to our FAST research platform.

For torezolid phosphate, the first family of patent applications is exclusively licensed (except in South and North Korea) from Dong-A. This family is expected to provide basic composition of matter coverage and includes one issued patent and one pending United States utility patent application, eight issued foreign national counterpart patents and nine foreign national or regional counterpart patent applications in Brazil, Canada, China, Europe, India, Mexico, and Russia. We own the remaining three families of applications related to aspects of torezolid phosphate. The second family of applications, directed to a method of synthesis and related compositions of matter, includes one pending United States utility patent application and ten pending foreign national or regional counterpart patent applications. The third family of applications, directed to aspects of crystalline forms of torezolid phosphate and associated methods, includes one pending United States utility patent application and one Patent Cooperation Treaty application. The fourth family of applications, directed to aspects of torezolid phosphate dimers and associated methods, includes one pending United States utility patent application and one Patent Cooperation Treaty application. If issued, and if the appropriate maintenance, renewal, annuity or other governmental fees are paid, we expect that these four families of patent applications would expire between 2024 and 2030, excluding any additional term for patent term adjustments or patent term extensions.

For our FAST research platform, we have one issued patent and one pending United States patent application. The issued patent will expire in 2026 and the pending patent would expire in 2026 if issued and both exclude any additional term for patent term adjustments or patent term extensions.

Further, we seek trademark protection in the United States and internationally where available and when appropriate. We have filed for trademark protection in many countries for the TRIUS THERAPEUTICS mark, which we use in connection with our pharmaceutical research and development services as well as products. We currently have registered trademarks for Trius Therapeutics in Australia, Canada, China, the European Union, Japan, India, New Zealand, Singapore, and the United States.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. We believe that the key competitive factors that will affect the development and commercial success of torezolid phosphate and the product candidates that we develop are efficacy, safety and tolerability profile, convenience in dosing, price and reimbursement.

We expect that, if approved, torezolid phosphate would compete with a number of drugs that target serious gram-positive infections. Many of our potential competitors, including many of the organizations named below, have substantially greater financial, technical and human resources than we do and significantly more experience in the discovery, development and regulatory approvals of products, and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render torezolid phosphate or any other product candidates that we develop obsolete or non-competitive before we can recover the expenses of developing and commercializing any product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market, as advanced technologies become available and as generic forms of currently branded drugs become available. Finally, the development of new treatment methods for the diseases we are targeting could render our drugs non-competitive or obsolete.

We anticipate that, if approved, torezolid phosphate will compete with other antibiotics that demonstrate MRSA activity. These include vancomycin, a generic drug that is manufactured by a variety of companies, linezolid (marketed by Pfizer as Zyvox), daptomycin (marketed by Cubist Pharmaceuticals, Inc. as Cubicin), quinupristin/dalfopristin (marketed by sanofi-aventis and Monarch Pharmaceuticals, Inc. as Synercid), tigecycline (marketed by Pfizer as Tygacil), ceftaroline (marketed by Forest Laboratories and AstraZeneca PLC as Teflaro), ceftobiprole (under development by Basilea Pharmaceutica AG) and telavancin (marketed as Vibativ by Theravance, Inc. and Astellas Pharma, Inc.). Further, we expect that product candidates currently in Phase 3 development, or that could enter Phase 3 development in the near future, may represent significant competition if approved. These include, but are not necessarily limited to PTK 0796 (under development by Paratek Pharmaceuticals, Inc. and Novartis AG), NXL-103 (under development by AstraZeneca PLC), radezolid (under development by Rib-X Pharmaceuticals, Inc.), delafloxacin (under development by Rib-X Pharmaceuticals, Inc.), CEM-102 (under development by Cempra Pharmaceuticals, Inc.), oritavancin (under development by The Medicines Company), dalbavancin (under development by Durata Therapeutics, Inc.), BC-3781 (under development by Nabrivia), PMX-30063 (under development by Polymedix), GSK1322322 (under development by GlaxoSmithKlein) and JNJ-Q2 (under development by Furiex Pharmaceuticals, Inc.). Many of these companies may have significantly greater resources than we have. We believe that the key potential advantages of torezolid phosphate over these competitive products, including activity against linezolid-resistant MRSA, should enable torezolid phosphate to capture market share from these competitive products and, over time, garner a meaningful share of both the in- patient and out-patient MRSA market. Even with these advantages, we may not be able to make promotional claims that torezolid phosphate is superior to these competing products.

Third-Party Reimbursement and Pricing

In the United States and elsewhere, sales of pharmaceutical products depend in significant part on product availability (formulary access) and reimbursement from payors, such as government and private insurance plans. To allow access to torezolid phosphate, we will work with payors to demonstrate the value of torezolid phosphate in improved, cost-effective patient care. We believe that the improved features and potential benefits of torezolid phosphate will differentiate torezolid phosphate from other competitive therapies and ultimately will lead to its widespread adoption by hospital formularies and reimbursement. We will be conducting pricing research to understand the pricing of torezolid phosphate to ensure that it delivers the appropriate value to our customers.

In markets outside the United States, including the countries in the EU, pricing of pharmaceutical products is subject to governmental control. Evaluation criteria used by many EU government agencies for the purposes of pricing and reimbursement typically focus on a product’s degree of innovation and its ability to meet a clinical need unfulfilled by currently available therapies. We believe that the clinical profile and patient friendly dosing of torezolid phosphate will enable us to achieve an appropriate price and reimbursement for torezolid phosphate in countries where pricing is set by a government agency, and to obtain reimbursement for torezolid phosphate from the responsible agencies in each market. As in the United States, we will conduct EU pricing research to determine the appropriate pricing to provide appropriate value with other branded gram-positive antibiotics.

Manufacturing

We do not own or operate manufacturing facilities for the production of torezolid phosphate or other product candidates that we develop, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our required raw materials, API and finished products for our preclinical research and clinical trials. We employ the services of Albany Molecular Research Incorporated, or AMRI, to produce torezolid phosphate API and AAI Pharma to produce the solid oral and sterile IV torezolid phosphate finished products. We do not have any current contractual arrangements for the manufacture of commercial supplies of torezolid phosphate or any other product candidates that we develop. If torezolid phosphate is approved for treatment of ABSSSI by the FDA, we intend to enter into agreements with third-party contract manufacturers for the commercial production of torezolid phosphate. We currently employ internal resources and third-party consultants to manage our manufacturing contractors.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Torezolid phosphate and any other antibiotic product candidate that we develop must be approved by the FDA through the NDA process before they may be legally marketed in the United States.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•

Performance of adequate and well-controlled human clinical trials according to the FDA’s current good clinical practices, or cGCP, to establish the safety and efficacy of the proposed drug for its intended use;

•	Submission to the FDA of an NDA for a new drug;

•

Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance.

Each new clinical protocol must be submitted to the IND for FDA review, and to an Institutional Review Board, or IRB, for approval. Protocols detail, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. An IRB is charged with protecting the welfare and rights of study participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected AEs or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Some studies also include a data safety monitoring board, which receives special access to unblinded data during the clinical trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds such as no demonstration of efficacy.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

United States Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, which was reauthorized under the Food and Drug Administration Amendments Act of 2007, or FDAAA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. During the drug approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes an REMS is needed and notifies the drug sponsor of this decision, the sponsor of the application must submit a proposed REMS; the FDA will not approve a marketing application without an REMS, if required.

In addition, under the FDAAA, all drugs prior to approval are referred to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions, unless the Secretary of Health and Human Services provides in the action letter on the drug application a summary of the reasons why it was not referred. An advisory committee is a panel of experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. The FDA is not bound by the recommendation of an advisory committee but it generally follows such recommendations.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The current pediatric exclusivity provision was reauthorized in September 2007 as part of the FDAAA.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. For a fast track product, the FDA may consider for review on a rolling basis sections of the NDA before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

A product may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drugs studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. For example, drugs may be promoted only for the approved indications and in accordance with the provisions of the approved labeling, and information regarding effectiveness must be fairly balanced by safety information. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA may withdraw a product approval if compliance with regulatory standards is not maintained or if problems (quality or safety) occur after the product reaches the market. Later discovery of previously unknown quality, safety, other problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

In addition, from time to time, legislation is drafted, introduced and passed in the United States Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, in September 2007, the FDAAA was enacted, giving the FDA enhanced post-market authority, including the authority to require post-market studies and clinical trials, labeling changes based on new safety information and compliance with a risk evaluation and mitigation strategy. Failure to comply with any requirements under the new law may result in significant penalties. The law also authorized significant civil money penalties for the dissemination of false or misleading direct-to-consumer advertisements and allows the FDA to require companies to submit direct-to-consumer television drug advertisements for FDA review prior to public dissemination. Additionally, the law expanded the clinical trial registry so that sponsors of all clinical trials, except for Phase 1 clinical trials, are required to submit certain clinical trial information for inclusion in the clinical trial registry data bank. In addition to this legislation, the FDA regulations and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Additional Post-Approval Healthcare Compliance Laws

Our sales, promotion, medical education and other activities following product approval are subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to FDA, including potentially the Federal Trade Commission, the Department of Justice, CMS, other divisions of the Department of Health and Human Services, the Consumer Product Safety Commission and state and local governments. Our promotional and scientific/educational programs must comply with the anti-kickback provisions of the Social Security Act, the Foreign Corrupt Practices Act, the False Claims Act, the Veterans Health Care Act and similar state laws.

Our pricing and rebate programs must comply with pricing and reimbursement rules, including the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990. Also, under the Veterans Health Care Act, we are required to offer certain drugs at a reduced price to a number of federal agencies including the Veterans Health Administration and the Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs including Medicare and Medicaid. In addition, recent legislative changes purport to require that discounted prices be offered for certain Department of Defense purchases for its TRICARE program via a rebate system. As with the Medicaid program described above, participation under the Veterans Health Administration requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

Depending on the circumstances, failure to meet these applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to sell any products outside of the United States. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

EU member states require both regulatory clearance by the national competent authority and a favorable ethics committee opinion prior to the commencement of a clinical trial. Under the EU regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products with a new active substance indicated for the treatment of certain diseases such as neurodegenerative disorder or diabetes and products designated as orphan medicinal products and optional for those products which are highly innovative or for which a centralized process is in the interest of patients. The decentralized procedure of approval provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under the decentralized approval procedure, an applicant submits an application, or dossier, and related materials (draft summary of product characteristics, draft labeling and package leaflet) to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

Reimbursement

Sales of pharmaceutical products depend significantly on the availability of third-party reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. We anticipate third-party payors will provide reimbursement for our products. However, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. The product candidates that we develop may not be considered cost-effective. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The United States and some foreign jurisdictions, are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The American Recovery and Reinvestment Act of 2009, or ARRA, allocated funding for the accelerated development and dissemination of research assessing the comparative effectiveness of health care treatments and strategies to treat diseases, disorders and other health conditions. The objectives of this Comparative Effectiveness Research, or CER, are to provide essential information to clinicians and patients with which to decide on the best treatment and enable the nation to improve the health of communities and the performance of the health system. It is unclear at this time how the outcome of this research may influence legislative or regulatory proposals that could have a significant effect on our profitability. We cannot anticipate the impact on the use of our drugs by healthcare practitioners or their placement on healthcare formularies or insurance reimbursement programs.

In March 2010, the Patient Protection and Affordable Care Act, or PPACA, became law. PPACA substantially changes the way healthcare is financed by both governmental and private insurers and significantly affects the pharmaceutical industry. Among the provisions of PPACA of greatest importance to the pharmaceutical industry are the following:

•	An annual, nondeductible fee on the prescription drug and biologics industry, apportioned among manufacturers according to their market share in certain government health care programs;

•	An increase in the rebates a manufacturer must pay to state Medicaid programs on utilization of the manufacturer’s products;

•	A new program, funded primarily by manufacturers, to provide discounts on pharmacy prescription prices to Medicare Part D beneficiaries in the program’s coverage gap;

•	Expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	New requirements to report certain financial arrangements with physicians;

•	A licensure framework for follow-on biologic products; and

•	A new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical research.

We anticipate that this legislation will result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition, and results of operations.

There is an additional body of United States law that governs a company’s eligibility to participate in Medicare and Medicaid reimbursements and is designed to eliminate fraud and abuse. For example, a company may be debarred from participation if it is found to have violated federal anti-kickback laws, which could have a significant effect on a company’s ability to operate its business.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of a company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

Legal Proceedings

We are not currently a party to any legal proceedings.

Employees

As of June 1, 2011, we employed 63 full-time employees, 25 of whom held Ph.D. or M.D. degrees. Forty-nine of our employees were engaged in research and development activities and fourteen were engaged in support administration, including business development, finance, information systems, facilities and human resources. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We lease approximately 30,000 square feet of laboratory and office space in our headquarters in San Diego, California under a lease that expires in 2012. We currently do not plan to purchase or lease facilities for manufacturing, packaging or warehousing, as such services are provided to us by third-party contractors. We believe that our current facilities are adequate for our needs for the immediate future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth information regarding our directors, executive officers and key employees as of June 2, 2011:

Name	Age	Position
Directors
Jeffrey Stein, Ph.D.	56	President, Chief Executive Officer and Director
David S. Kabakoff, Ph.D.	63	Chairman of the Board of Directors
Brian G. Atwood	58	Director
Karin Eastham	61	Director
Nina Kjellson	36	Director
Brendan O’Leary, Ph.D.	39	Director
Michael Powell, Ph.D.	56	Director
Theodore R. Schroeder	56	Director
Risa Stack, Ph.D.	43	Director
Paul Truex	42	Director

Executive Officers
Kenneth Bartizal, Ph.D.	60	Chief Development Officer
John Finn, Ph.D.	55	Chief Scientific Officer
Philippe Prokocimer, M.D.	61	Chief Medical Officer
J. Craig Thompson	45	Chief Commercial Officer
John P. Schmid	48	Chief Financial Officer
Michael Morneau	46	Vice President Finance and Chief Accounting Officer

Key Employees
Karen E. Potts, Ph.D.	48	Vice President of Regulatory Affairs
Karen Joy Shaw, Ph.D.	55	Senior Vice President of Biology

Directors

Jeffrey Stein, Ph.D. Dr. Stein has served as our president and Chief Executive Officer since February 2007 and on our Board of Directors since 2005. From 2005 through 2007, Dr. Stein was a Kauffman Fellow with the venture capital firm Sofinnova Ventures. He has also served as a Venture Partner with Sofinnova Ventures from 2007 to 2010 and as Director of Venture Development for the University of California, San Diego from 2005 to 2006. From 1999 to 2005, Dr. Stein served as executive vice president, chief scientific officer and a member of the Board of Directors of Quorex Pharmaceuticals, an anti-infectives company he founded in 1999, which was acquired by Pfizer Inc. in 2005. From 1995 to 1999, Dr. Stein was a scientist with Diversa Corporation where he most recently served as principal scientist and head of the anti-infectives discovery team. From 1993 to 1995, Dr. Stein served as Principal Scientist with the Agouron Institute, a private research institution, where he conducted research in bacterial genetics. From 1991 to 1993, he was an Alexander Hollaendar Distinguished Postdoctoral Fellow with the California Institute of Technology. Dr. Stein holds a Ph.D. in biochemistry and microbiology from the University of California, at San Diego.

David S. Kabakoff, Ph.D. Dr. Kabakoff has served on our Board of Directors since March 2006 and has served as Chairman of our Board of Directors since February 2007. From May 2007 to December 2009, Dr. Kabakoff served as an Executive-in-Residence with Sofinnova Ventures, a venture capital firm, and he has served as an Executive Partner with Sofinnova Ventures since January 2010. Since August 2000, Dr. Kabakoff has served as the president of Strategy Advisors, LLC, a consulting firm. From January 2001 to June 2005, Dr. Kabakoff also served as the founder, chairman and chief executive officer of Salmedix, Inc., a biotechnology company, which was acquired by Cephalon, Inc. From May 1996 to August 2000, Dr. Kabakoff served in senior executive positions at Dura Pharmaceuticals Inc., a specialty pharmaceuticals company. Dr. Kabakoff currently serves as Chairman of Amplimmune, Inc. and on the Board of Directors of InterMune, Inc. Dr. Kabakoff holds a B.A. in Chemistry from Case Western Reserve University and a Ph.D. in Chemistry from Yale University.

Brian G. Atwood. Mr. Atwood has served on our Board of Directors since February 2007. Mr. Atwood has been a managing director and co-founder of Versant Ventures, a venture capital firm, since 1999. Since 1997, he has also been a general partner at Brentwood Venture Capital, a venture capital firm. From 1993 to 1995, Mr. Atwood served as president and chief executive officer of Glycomed, Inc., a publicly traded biotechnology company, of which he was a founder. Mr. Atwood also co-founded and served as member of the Board of Directors of Perkin Elmer/Cetus Instruments, a joint venture for robotics automation and genomics research instruments. Mr. Atwood currently serves on the Board of Directors of Cadence Pharmaceuticals, Inc. and Helicos Biosciences Corporation. Mr. Atwood holds a B.S. in Biological Sciences from the University of California, Irvine, a Master’s degree from the University of California, Davis, and an M.B.A. from Harvard Business School.

Karin Eastham. Ms. Eastham has served on our Board of Directors since November 2009. From May 2004 to September 2008, she served as executive vice president and chief operating officer, and as a member of the board of trustees of the Burnham Institute for Medical Research, a non-profit corporation engaged in basic biomedical research. From April 1999 to May 2004, Ms. Eastham served as senior vice president, finance, chief financial officer and secretary of Diversa Corporation, a publicly held renewable energy company which was subsequently renamed Verenium Corporation. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including vice president, finance, at Boehringer Mannheim Corporation from 1976 to 1988. Ms. Eastham also serves as a director for Amylin Pharmaceuticals, Inc., Genoptix, Inc., Geron Corporation and Illumina, Inc. Ms. Eastham received a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant and a Certified Director.

Nina Kjellson. Ms. Kjellson has served on our Board of Directors since February 2007. Ms. Kjellson is a managing director at InterWest Partners, a venture capital firm, where she has been employed since 2002. From June 2000 to June 2002, she served as an investment manager at Bay City Capital, a life sciences merchant bank, and from October 1999 to June 2000, as a research associate at Oracle Partners, a healthcare-focused hedge fund. From August 1997 to September 1999, Ms. Kjellson conducted health policy and survey research with the Kaiser Family Foundation, a private foundation focusing on healthcare issues. She holds a B.A. in Human Biology from Stanford University.

Brendan O’Leary, Ph.D. Dr. O’Leary served on our board of directors from February 2007 to March 2008 and then re-joined our board in September 2010. Dr. O’Leary is a managing member of Prism VentureWorks and focuses on investments in the pharmaceutical, medical device, and diagnostic sectors. He was formerly on the boards of several highly successful venture-backed companies including Atritech, BioRexis Pharmaceutical Corporation, Serica Technologies, Inc. and he currently serves on several other boards in the life sciences sector. Dr. O’Leary has over a dozen years of experience in the biotechnology and medical technology arenas and has held senior operating positions at companies such as Meso Scale Discovery and IGEN International. He is also an accomplished scientist with numerous publications, inventions and commercialized products to his credit. Dr. O’Leary received his Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology. He holds a B.A. in Chemistry and Economics from Middlebury College. Dr. O’Leary was also a Kauffman Fellow.

Michael Powell, Ph.D. Dr. Powell has served on our Board of Directors since February 2007. Dr. Powell has been a managing general partner of Sofinnova Ventures, a venture capital firm, since 1997. From 1990 to 1997, Dr. Powell served as group leader of drug delivery at Genentech, Inc. From 1987 to 1990, he was the director of product development for Cytel Corporation, a biotechnology firm. He has been an adjunct professor at the University of Kansas and an editorial board member of several pharmaceutical journals. Dr. Powell is currently the board president of AVAC (AIDS Vaccine Advocacy Coalition), a past strategic advisor to OneWorld Health and to the IAVI (International AIDS Vaccine Initiative) Innovation Fund. Dr. Powell also serves on the Board of Directors of Orexigen Therapeutics, Inc., a publicly held company, as well as several private companies, including Ocera Therapeutics, Inc., Ascenta Therapeutics, Inc., and Intellikine, Inc. Dr. Powell holds a B.S. in chemistry and a Ph.D. in physical chemistry from the University of Toronto, and completed his post-doctorate work in bio-organic chemistry at the University of California.

Theodore R. Schroeder. Mr. Schroeder has served on our Board of Directors since December 2009. Since May 2004, Mr. Schroeder has served as President and Chief Executive Officer and as a member of the Board of Directors of Cadence Pharmaceuticals, Inc., a biopharmaceutical company. From August 2002 to February 2004, Mr. Schroeder served as Senior Vice President, North American Sales and Marketing of Elan Pharmaceuticals, Inc., a neuroscience-based pharmaceutical company. From February 2001 to August 2002, Mr. Schroeder served as General Manager of the Hospital Products Business Unit at Elan. Mr. Schroeder held the position of Senior Director of Marketing Hospital Products at Dura Pharmaceuticals, Inc., a specialty respiratory pharmaceutical and pulmonary drug delivery company, from May 1999 to November 2000 until its acquisition by Elan. Prior to joining Dura, Mr. Schroeder held a number of hospital-related sales and marketing positions with Bristol-Myers Squibb Company, a global pharmaceutical company. Mr. Schroeder currently serves on the Board of Directors of the Sharp Hospital Foundation and holds a B.S. in management from Rutgers University.

Risa Stack, Ph.D. Dr. Stack has served on our Board of Directors since March 2008. Dr. Stack has been a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since 2003. From 1996 to 2003, she was a principal at J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. From 1990 to 1996, Dr. Stack was a derivative specialist on the Chicago Board of Trade. Dr. Stack currently serves on the Board of Directors of the privately held companies, CardioDx, Inc., Nodality, Inc. and Nexus Dx, Inc., and is a board observer at Epizyme Corporation, Veracyte, Inc., and Tethys Biosciences, Inc. Dr. Stack holds a B.S. in Genetics and Development with distinction from the University of Illinois and a Ph.D. in Immunology from the University of Chicago.

Paul Truex. Mr. Truex has served on our Board of Directors since February 2008. Since September 2004, Mr. Truex has been the president and chief executive officer of Anthera Pharmaceuticals, Inc., a pharmaceutical company, which he founded. From October 2001 to September 2004, Mr. Truex served as a member of the Board of Directors and president and chief executive officer of Peninsula Pharmaceuticals, Inc., a biopharmaceutical company. From April 2000 to September 2001, Mr. Truex was vice president of commercial development of Vicuron, Inc., a biopharmaceutical company. From July 1997 to April 2000, Mr. Truex held various positions at Eli Lilly and Company, a pharmaceutical company. Mr. Truex currently serves on the Board of Directors of Anthera Pharmaceuticals, Inc. and Eiger Biopharmaceuticals, Inc. Mr. Truex holds an M.B.A. in marketing and finance from Indiana University and a B.A. in economics from the University of Waterloo.

Executive Officers

Kenneth Bartizal, Ph.D. Dr. Bartizal has served as our Chief Development Officer since June 2007. From 1988 to 2007, he served as executive director and head of infectious disease research at Merck & Co., Inc., a pharmaceutical company. From 1986 to 1988, Dr. Bartizal served as a research scientist at Pfizer Inc., a pharmaceutical company. From 1983 to 1986, he was a faculty member and conducted research at the Kirksville College of Osteopathic Medicine and Northeast Missouri State University. Dr. Bartizal holds a B.S. in Professional Studies, an M.S. in Physiology and a Ph.D. in Microbiology and Biochemistry from the University of Notre Dame. Dr. Bartizal performed postdoctoral research at the University of Wisconsin from 1981 to 1983.

John Finn, Ph.D. Dr. Finn has served as our Chief Scientific Officer since February 2007 and is a co-founder of our company. From July 2004 to February 2007, he served as our president. From December 2003 to June 2004, Dr. Finn served as the vice president of drug discovery at Elitra Pharmaceuticals Inc., a biopharmaceutical company. From January 1998 to March 2003, Dr. Finn served as the senior director of lead discovery and optimization at Cubist Pharmaceuticals, Inc., a biopharmaceutical company. From January 1995 to December 1997, Dr. Finn served as associate director at Synaptic Pharmaceutical Corporation, a biopharmaceutical company. From December 1984 to January 1995, Dr. Finn served as the senior scientist of American Cyanamid Company. Dr. Finn holds a B.S. in chemistry from Villanova University and a Ph.D. from the University of Illinois.

Philippe Prokocimer, M.D. Dr. Prokocimer has served as our Chief Medical Officer since July 2007. From 2003 to 2007, he served as a vice president, clinical research at Johnson & Johnson Pharmaceutical Research and Development, L.L.C. From 2001 to 2003, Dr. Prokocimer served as vice president, clinical research at Maxim Pharmaceuticals, Inc., a biopharmaceutical company, and from 1994 to 2001, he served as vice president of anti-infectives clinical research at Aventis Pharmaceuticals, Inc., a pharmaceutical company. From 1987 to 1994, Dr. Prokocimer served as associate medical director for Abbott Laboratories, a healthcare company. Dr. Prokocimer is board certified in Anesthesiology and Critical Care Medicine from Centre Hospitalier-Universitaire Bichat-Beaujon. He holds an M.D. from the School of Medicine (Centre Hospitalier-Universitaire Pitie-Salpetriere) in Paris, France and undertook his post-doctoral research fellowship in adrenergic pharmacology at Stanford University from 1984 to 1986.

J. Craig Thompson. Mr. Thompson has served as our Chief Commercial Officer since January 2011. From 2003 to 2011, Mr. Thompson served in various Global and US Commercial roles with Pfizer Inc., and most recently held the position of Vice President of Marketing for Pfizer’s Specialty Care Business Unit where he was directly responsible for the U.S. commercial strategy for products with over $1.5 billion in annual U.S. sales. From 1992 to 2003, Mr. Thompson served in positions of increasing responsibility at Merck & Co., Inc., where he most notably worked on the commercial planning and marketing activities for the company’s anti-infectives as well as on major cardiovascular brands. Mr. Thompson holds a degree in Commerce from McMaster University and an MBA from the University of Notre Dame.

John P. Schmid. Mr. Schmid has served as our Chief Financial Officer since June 2004 and is a co-founder of our company. From 1998 to 2003, Mr. Schmid served as the chief financial officer of GeneFormatics, Inc., a structural proteomics company, where he was a co-founder. From 1995 to 1998, Mr. Schmid served as the chief financial officer of Endonetics, Inc., a biotechnology company. From 1992 to 1995, Mr. Schmid was an associate with Idanta Partners, a venture capital firm. From 1987 to 1992, Mr. Schmid served as a vice president at Home Federal Bank. From 1985 to 1986, Mr. Schmid served as a financial analyst for Manufacturers Hanover Trust Company. In addition, from 1994 to 2005, Mr. Schmid served as a member of the board of directors and as president of the San Diego Venture Group in 1995. Mr. Schmid holds a B.A. in Economics from Wesleyan University and an M.B.A. from the University of San Diego.

Michael Morneau. Mr. Morneau joined the company in December 2009 as Senior Finance Director and Corporate Controller. In August 2010, he was promoted to Vice President of Finance and Chief Accounting Officer. Prior to joining Trius, in 2008 and 2009 he was a Finance Director at Eli Lilly and Company within Lilly Research Labs in San Diego. From 2006 to 2008, Mr. Morneau was Director of Finance and Accounting at SGX Pharmaceuticals, Inc., a biotechnology company that was acquired by Eli Lilly. From 2004 to 2006, he was Controller at Momenta Pharmaceuticals, Inc., a biotechnology company. From 2003 to 2004, Mr. Morneau was Corporate Controller at Gensym Corporation, a software company. Prior to 2003, Mr. Morneau spent ten years at PricewaterhouseCoopers LLP, and its predecessors in various positions of continuing responsibility, the last five years of which as a manager of business assurance in the firms technology practice. Mr. Morneau is a C.P.A. and holds a Bachelor’s degree in Mathematics from University of New Hampshire and Master’s degrees in Accounting and Business Administration from Southern New Hampshire University (formerly New Hampshire College).

Key Employees

Karen E. Potts, Ph.D. Dr. Potts has served as our Vice President of Regulatory Affairs since September 2009. From April 2006 to February 2009, she served as senior director, regulatory policy at Allergan, Inc., a specialty pharmaceutical company. From August 2003 to March 2006, Dr. Potts served as director, regulatory affairs at Isis Pharmaceuticals, Inc., a biopharmaceutical company. From November 1999 to July 2003, she served as associate director, regulatory affairs at Pfizer Inc., a pharmaceutical company, and from March 1996 to October 1999, she served as senior research scientist, virology at Agouron Pharmaceuticals, Inc., a biopharmaceutical company. From October 1992 to March 1996, Dr. Potts served as a senior research scientist in infectious disease at G.D. Searle & Company and before that, from January 1991 to October 1992, Dr. Potts was a post-doctoral fellow at the Center for Disease Control, Division of HIV/AIDs. Dr. Potts holds a B.A. in Biology from Smith College and a Ph.D. in Microbiology and Immunology from Emory University.

Karen Joy Shaw, Ph.D. Dr. Shaw has served as our senior vice president of biology since 2007 and served as one of our scientific advisors from 2005 to 2007. From 1999 to 2005, she served as team leader, infectious diseases at Johnson & Johnson Pharmaceutical Research & Development, L.L.C., a pharmaceutical research and development company. From 1984 to 1999, she served as a research fellow at Schering-Plough Research Institute. From 1981 to 1983, Dr. Shaw was a post-doctoral fellow at Washington University School of Medicine. Dr. Shaw holds a B.S. in Biology from Brooklyn College and a Ph.D. in genetics from the University of Connecticut.

Board Composition

Our board of directors currently consists of ten members and is divided into three classes, each of which has a three-year term, as follows:

•	Class I, which consists of Mr. Atwood, Dr. Kabakoff, Ms. Kjellson and Mr. O’Leary, and whose term will expire at our 2014 annual meeting of stockholders;

•	Class II, which consists of Dr. Powell, Dr. Stack and Mr. Truex, and whose term will expire at our 2012 annual meeting of stockholders; and

•	Class III, which consists of Ms. Eastham, Mr. Schroeder and Dr. Stein, and whose term will expire at our 2013 annual meeting of stockholders.

At each annual meeting of stockholders, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our Audit Committee was established by the Board of Directors in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, to oversee our corporate accounting and financial reporting processes and audits of its financial statements. Our Audit Committee consists of Mr. Atwood,

Ms. Eastham and Dr. Kabakoff, each of whom is a non-employee director of our Board. Ms. Eastham serves as the chair of our Audit Committee. Our Board of Directors has also determined that each of the directors serving on our Audit Committee is independent as independence is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the NASDAQ listing standards. The functions of our Audit Committee include, among other things:

•	Evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	Reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	Monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•	Reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•

Reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	Reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	Establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	Preparing the report that the United States Securities and Exchange Commission, or SEC, requires in our annual proxy statement;

•	Reviewing and providing oversight with respect to any related party transactions and monitoring compliance with our code of ethics;

•	Reviewing our investment policy on a periodic basis;

•	Reviewing and conferring with management and our independent auditors regarding the scope, adequacy and effectiveness of our internal controls over financial reporting;

•	Reviewing and discussing with management and, as appropriate, our independent auditors our guidelines and policies with respect to risk assessment and risk management; and

•	Reviewing and evaluating, at least annually, the performance of the Audit Committee, including compliance of the Audit Committee with its charter.

Our Board of Directors has also determined that Ms. Eastham qualifies as an “audit committee financial expert,” within the meaning of SEC regulations and the applicable NASDAQ rules and regulations. In making this determination, our Board of Directors has considered the formal education and nature and scope of Ms. Eastham’s previous experience, coupled with past and present service on various audit committees.

Compensation Committee

Our Compensation Committee consists of Ms. Kjellson, Dr. Powell, Mr. Schroeder and Mr. Truex. Dr. Powell serves as the chair of our Compensation Committee. Each member of our Compensation Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and is independent as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards. Our Compensation Committee acts on behalf of the Board of Directors to review, recommend for adoption and oversee our compensation strategy, policies, plans and programs, including:

•	Reviewing and recommending to our Board of Directors the compensation and other terms of employment of our executive officers;

•

Reviewing and recommending to our Board of Directors performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	Evaluating and approving the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	Evaluating and recommending to our Board of Directors the type and amount of compensation to be paid or awarded to Board members;

•	Administering our equity incentive plans;

•	Establishing policies with respect to equity compensation arrangements;

•	Reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

Reviewing and recommending to our Board of Directors the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	Reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC;

•	Preparing the report that the SEC requires in our annual proxy statement;

•	Reviewing the adequacy of our Compensation Committee charter on a periodic basis; and

•	Reviewing and evaluating, at least annually, the performance of the Compensation Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Dr. Kabakoff, Ms. Kjellson, Dr. O’Leary and Dr. Stack. Ms. Kjellson serves as the chair of our Nominating and Corporate Governance Committee. Our Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is independent as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards. The functions of the Nominating and Corporate Governance Committee include, among other things:

•	Identifying, reviewing and evaluating candidates to serve on our Board of Directors;

•	Determining the minimum qualifications for service on our Board of Directors;

•	Evaluating director performance on the Board and applicable committees of the Board;

•	Interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;

•	Considering nominations by stockholders of candidates for election to our Board;

•	Considering and assessing the independence of members of our Board of Directors;

•	Developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our Board of Directors any changes to such principles;

•

Periodically reviewing our policy statements to determine their adherence to our code of business conduct and ethics and considering any request by our directors or executive officers for a waiver from such code;

•	Reviewing the adequacy of its charter on an annual basis; and

•	Evaluating, at least annually, the performance of the Nominating and Corporate Governance Committee.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed year, on the Compensation Committee or Board of Directors of any other entity that has one or more officers serving as a member of our Board of Directors or Compensation Committee. Prior to establishing the Compensation Committee, our full Board of Directors made decisions relating to compensation of our officers.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our chief executive officer, chief financial officer and the other three most highly-compensated executive officers, or the named executive officers. Our board of directors has delegated responsibility for creating and reviewing the compensation of our executive officers to the Compensation Committee of our Board of Directors, which is composed entirely of independent directors. The role of the Compensation Committee is to oversee our compensation and benefit plans and policies, to administer our equity incentive plans and to review and make recommendations to our Board of Directors, generally on an annual basis, regarding all compensation decisions for our executive officers.

Compensation Objectives

We believe in providing a competitive total compensation package to our executive management team through a combination of base salary, discretionary annual bonuses, grants under our long-term equity incentive compensation plan, severance and change of control benefits and broad-based benefits programs. Our executive compensation programs are designed to achieve the following objectives:

•	Attract and retain talented and experienced executives;

•	Motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	Align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	Provide a competitive compensation package in which total compensation is primarily determined by company and individual results and the creation of stockholder value;

•	Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and

•	Compensate our executives to manage our business to meet our long-term objectives.

We believe that our executive compensation programs should include short-term and long-term components, including cash and equity-based compensation, and should reward performance that consistently meets or exceeds expectations by increasing base salary levels, awarding cash bonuses and granting additional equity awards. The Compensation Committee evaluates both performance and compensation to make sure that the compensation provided to executives remains competitive as compared to compensation paid by companies of similar size and stage of development operating in the pharmaceutical industry, taking into account our relative performance and our own strategic objectives.

Setting Executive Compensation

Since its establishment in March 2009, our Compensation Committee has been responsible for reviewing and making recommendations to our Board of Directors regarding the compensation to be paid to our Chief Executive Officer and other executive officers. Prior to the formation of the Compensation Committee, the full Board of Directors was responsible for reviewing the compensation paid to our executive officers. Historically, our Compensation Committee and Board of Directors has conducted an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers.

When setting executive compensation, our Compensation Committee and Board of Directors consider our overall company performance, including our progress towards our research and development goals. They also consider compensation paid by similarly situated biotechnology companies. As part of this process, our Compensation Committee conducts an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers.

Compensation Benchmarking and Peer Group

Prior to becoming a public company in 2010, our understanding of compensation paid by similarly situated biotechnology companies was based primarily on the extensive experience of the members on our Board of Directors and Compensation Committee at that time that were affiliated with venture investment firms, many of whom sat on the boards of directors of portfolio companies in the life sciences and healthcare fields in San Diego and throughout the United States. To a lesser extent, we also used widely available surveys of executive compensation paid by life science companies conducted by third-party providers, such as the Biotech Employee Development Coalition compensation and benefits survey of approximately 90 public and private life science companies in San Diego. Although our Board of Directors and Compensation Committee used this survey data as a tool in determining executive compensation, they typically applied their subjective discretion to make compensation decisions and did not benchmark our executive compensation against any particular group of companies or use a formula to set our executives’ compensation in relation to this survey data.

In 2010, our Compensation Committee retained the services of Radford, an independent executive compensation consultant, to review and provide comparative data on the base salary, bonus, equity compensation and total direct compensation of our executive officers as compared against 18 similar peer group public biotechnology companies at similar stages of clinical development, with generally less than 100 employees, with market capitalizations of between $40 million to $300 million, and located on the west coast who participated in the Radford Life Sciences survey.

The companies in the peer group were as follows:

• ACADIA Pharmaceuticals Inc.	• Ligand Pharmaceuticals Inc.

• Alexza Pharmaceuticals, Inc.	• MAP Pharmaceuticals Inc.

• Anadys Pharmaceuticals, Inc.	• MediciNova, Inc.

• Anthera Pharmaceuticals, Inc.	• Omeros Corp.

• Ardea Biosciences, Inc.	• OncoGenex Pharmaceuticals, Inc.

• Cadence Pharmaceuticals, Inc.	• Oncothyreon Inc.

• Cypress Bioscience, Inc.	• Optimer Pharmaceuticals Inc.

• CytRx Oncology Corporation	• Orexigen Therapeutics, Inc.

• Halozyme Therapeutics, Inc.	• Telik Inc.

Radford was retained by and reported directly to our Compensation Committee and did not provide any other services to the Company.

The assessment provided by Radford indicated that our historical executive compensation levels were at or below the 25th percentile of our identified peer group in both cash and equity compensation. In recommending executive compensation levels for the remainder of 2010 and 2011, our Compensation Committee sought to adjust base salaries and grant cash and equity awards to realign the overall cash and equity compensation of our named executive officers with current market levels after taking into account individual responsibilities, performance and experience. As recommended by Radford and our Compensation Committee, the adjustments to base salaries, stock option grants and incentive cash bonuses approved by our Board of Directors in November 2010 were designed to increase our executive compensation levels to between the 25th and 50th percentiles of our identified peer group for base salary and total cash compensation and increase long-term compensation levels to between the 60th and 75th percentiles of our identified peer group for the remainder of 2010 and 2011. Our

Compensation Committee generally believes that gathering appropriate benchmark information is an important part of our compensation-related decision-making process and while this exercise does not perfectly capture all the unique aspects of our business, it typically provides a solid foundation upon which to base executive compensation decisions. In addition, our Compensation Committee continues to consider performance, the changing roles and responsibilities of our executive officers and the expected future contributions of our executive officers, and has typically taken into account advice from other independent members of our Board of Directors.

Role of Chief Executive Officer in Compensation Decisions

Our Chief Executive Officer typically evaluates the performance of other executive officers and employees on an annual basis and makes recommendations to the Compensation Committee (historically, to the full Board of Directors) with respect to annual salary adjustments, bonuses and annual stock option grants. Our Compensation Committee exercises its own discretion in recommending salary adjustments and discretionary cash and equity-based awards for all executive officers to our Board of Directors. Our Chief Executive Officer is not present during deliberations or voting with respect to compensation for the Chief Executive Officer.

Elements of Executive Compensation

The compensation program for our executive officers consists principally of base salary, annual cash incentive compensation and long-term compensation in the form of stock options as well as severance protection through employment agreements with our executive officers. Our compensation program has been weighted toward long-term compensation as opposed to short-term or cash-based compensation. If we achieve our corporate goals, we expect the equity awards held by our executives to be the major component of overall compensation. As discussed in more detail below, base salary is based primarily on market factors and annual cash incentive compensation is generally a performance-based cash bonus that is a percentage of base salary. The amount of cash compensation and the amount of equity awards granted to our executives are both considered in determining total compensation for our executive officers.

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities and individual experience. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. The Compensation Committee does not apply specific formulas to determine increases, although it has generally awarded increases as a percentage of an executive officer’s then current base salary.

As a result of our recent initial public offering process, our Compensation Committee delayed its annual performance review for 2009 until November 2010. Based upon the Compensation Committee’s determination of the performance of our executive officers, individually and as a group, and our overall success, in November 2010, our Compensation Committee approved base salary adjustments for each of our executive officers, which were effective as of November 9, 2010. The adjusted base salaries approved by the Compensation Committee for each named executive officer were as follows:

Name	Base Salary
Jeffrey Stein, Ph.D.	$410,000
John P. Schmid	$275,000
Philippe Prokocimer, Ph.D.	$330,000
Kenneth Bartizal, Ph.D.	$290,000
John Finn, Ph.D.	$285,000

Annual Cash Incentive Compensation. In addition to base salaries, we believe that performance-based cash bonuses play an important role in providing appropriate incentives to our executives to achieve our strategic objectives. As part of our annual performance reviews, the Compensation Committee reviews and determines each executive officer’s overall performance and our performance generally. Final determinations as to discretionary bonus levels are primarily based on the executive officer’s individual performance and the executive officers’ performance as a group, as well as the Compensation Committee’s assessment as to the overall success of our company and the growth of our business. We have not historically set specific performance goals and final bonus amounts, if any, were determined at the sole discretion of the Compensation Committee and our Board of Directors. For 2011, we have set certain specific performance goals and bonus plan arrangements, and will use these to assess performance and determine payouts at the end of the year and similarly going forward.

Based upon our Compensation Committee’s determination of the performance of our executive officers, individually and as a group, and our overall success, in November 2010, the Compensation Committee approved incentive cash bonuses for 2009 and 2010 for each of our executive officers, which consisted of a 2009-10 bonus designed to compensate each executive officer for his or her performance and achievements during 2009 and 2010, and in some cases an additional one-time bonus in recognition of extraordinary services to our company. The incentive cash bonuses approved by our Compensation Committee for each named executive officer were as follows:

Name	2009- 10 Bonus	One-Time Bonus
Jeffrey Stein, Ph.D.	$142,000	$40,000
John P. Schmid	$75,000	$25,000
Philippe Prokocimer, Ph.D.	$80,000	$—
Kenneth Bartizal, Ph.D.	$73,000	$—
John Finn, Ph.D.	$68,000	$23,000

Long-term Incentive Program. We believe that by providing our executives the opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more aligned and we will encourage long-term performance. The stock awards enable our executive officers to benefit from the appreciation of stockholder value, while personally participating in the risks of business setbacks. Our equity benefit plans have provided our executive officers the primary means to acquire equity or equity-linked interests in Trius Therapeutics, Inc.

During 2010, we granted equity awards primarily through our 2010 Equity Incentive Plan, or 2010 Plan, which was adopted by our Board of Directors and stockholders to permit the grant of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other stock awards to our officers, directors, employees and consultants. The material terms of our 2010 Plan are further described under “—Employee Benefit Plans” below.

In November 2010, the Compensation Committee approved the grant of stock options under our 2010 Plan to our executive officers in the amounts indicated in the section below entitled “—Grants of Plan-Based Awards.” The stock options granted to each executive officer consisted of a base stock option grant and a one-time stock option grant. In determining the base stock option grants, our Compensation Committee sought to set the overall equity compensation of our executive officers to be consistent with our philosophy of targeting between the 60th and 75th percentiles of our identified peer group after taking into account individual responsibilities, performance and experience, and are intended to provide additional long-term retention incentive for the continuation of service of our executive officers. The one-time stock option grants were provided in recognition of extraordinary services to our company and are subject to a shorter vesting schedule than the base stock options.

Prior to becoming a public company in 2010, in the absence of a public trading market for our common stock, our Board of Directors determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including our financial condition, the likelihood of a liquidity event, the liquidation preference of our participating preferred stock, the price at which our preferred stock was sold, the enterprise values of comparable companies, our cash needs, operating losses, market conditions, material risks to our business and valuations obtained from independent valuation firms.

Since becoming a public company in 2010, all equity awards to our employees, consultants and directors have been at the closing price of our common stock as reported on NASDAQ on the date of grant of each award.

The majority of the option grants we have historically made vest over four years, with one quarter of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and the remaining shares vesting in equal monthly installments thereafter over three years. All of our stock options granted prior to our initial public offering, with the exception of stock options held by Dr. Stein, are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until fully vested. None of our stock options granted after our initial public offering are exercisable prior to the date they are fully vested. All options have a 10-year term. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under “—Post Employment Compensation.” We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and we have not made equity grants in connection with the release or withholding of material non-public information. Authority to make equity grants to executive officers rests with our Compensation Committee, although our Compensation Committee does consider the recommendations of our Chief Executive Officer for officers other than himself.

Severance and Change in Control Benefits. Our named executive officers, who are designated below under “—Summary Compensation Table,” are entitled to certain severance and change in control benefits, the terms of which are described below under “—Post Employment Compensation.” We believe these severance and change in control benefits are an essential element of our overall executive compensation package and assist us in recruiting and retaining talented individuals and aligning the executives’ interests with the best interests of the stockholders.

Other Compensation. In addition, consistent with our compensation philosophy, we intend to continue to maintain the current benefits for our executive officers, which are also available to all of our other employees; however, our Compensation Committee, in its discretion, may in the future revise, amend or add to the benefits of any executive officer if it deems it advisable.

Deductibility of Compensation under Section 162(m). Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1.0 million of compensation paid to certain executive officers in a calendar year. Compensation above $1.0 million may be deducted if it is “performance-based compensation.” The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as “performance-based compensation.” To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the Compensation Committee has not adopted a policy that requires all compensation to be deductible. However, the Compensation Committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the Compensation Committee intends to provide future compensation in a manner consistent with the best interests of our stockholders.

Summary Compensation Table

The following table provides information regarding the compensation earned during the years ended December 31, 2008, 2009 and 2010 by our Chief Executive Officer, Chief Financial Officer and our other three most highly-compensated executive officers, who we collectively refer to as our “named executive officers.”

Name and Principal Position	Year	Salary	Bonus		Option Awards(1)	Other		Total
Jeffrey Stein, Ph.D.	2010	$320,817	$182,000	(2)	$222,482	$450	(3)	$725,750
President and Chief Executive Officer	2009	$315,000	$—		$260,848	$—		$575,848
	2008	$285,000	$—		$140,779	$—		$425,779

John P. Schmid	2010	$253,125	$100,000	(2)	$51,636	$—		$404,761
Chief Financial Officer	2009	$250,000	$—		$47,608	$—		$297,608
	2008	$240,000	$20,000		$20,369	$—		$280,369

Kenneth Bartizal, Ph.D.	2010	$290,000	$73,000	(2)	$26,227	$6,414	(4)	$395,641
Chief Development Officer	2009	$290,000	$—		$53,853	$7,333	(4)	$351,186
	2008	$285,000	$—		$16,432	$9,404	(4)	$310,836

John Finn, Ph.D.	2010	$271,875	$91,000	(2)	$55,223	$—		$418,098
Chief Scientific Officer	2009	$270,000	$—		$60,316	$—		$330,316
	2008	$260,000	$20,000		$29,912	$—		$309,912

Philippe Prokocimer, M.D.	2010	$321,250	$80,000	(2)	$27,173	$—		$428,423
Chief Medical Officer	2009	$305,000	$—		$29,180	$—		$334,180
	2008	$310,000	$62,000	(5)	$16,450	$—		$388,450

(1)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts represent the aggregate grant date fair value of stock option awards determined in accordance with FASB ASC Topic 718. The valuation assumptions used in determining 2010 amounts are described in Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 10 to our financial statements. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.
(2)	As a result of our recent initial public offering process, the Compensation Committee delayed the award of discretionary bonuses for 2009. Accordingly, the incentive cash bonuses granted to each of our executive officers in November 2010 consisted of a 2009-10 bonus designed to compensate each executive officer for his or her performance and achievements during 2009 and 2010, and in some cases an additional one-time bonus in recognition of extraordinary services to our Company.
(3)	Amount represents the payment of a health insurance rebate to employees who do not enroll in the Company’s group health insurance plan.
(4)	Amount paid to Dr. Bartizal to reimburse him for health insurance obtained outside of the Company’s group health insurance plan.
(5)	Amount represents the payment of a contractual obligation pursuant to Dr. Prokocimer’s employment agreement triggered upon our initiation of Phase 2 clinical trials of torezolid phosphate.

Post Employment Compensation

The amount of compensation payable to each named executive officer upon voluntary termination, involuntary termination without cause, resignation for good reason or termination following a change of control is shown below.

Payments Made Upon Termination

Option Acceleration Under The Amended and Restated 2006 Equity Incentive Plan

Under our Amended and Restated 2006 Equity Incentive Plan, or 2006 Plan, in the event of a change in control, if the surviving entity determines not to assume, continue or substitute for the then outstanding stock options under our 2006 Plan, the vesting of stock options held by persons whose service with us or our affiliates has not terminated more than three months prior to the effective time of the corporate transition will accelerate in full prior to such transaction and these options will then terminate if not exercised prior to effecting such transaction.

Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment, including salary and unused vacation pay.

Potential Payment Under Employment Arrangements

In February 2007, we entered into an employment agreement with Dr. Stein, our President and Chief Executive Officer and a member of our Board of Directors that provides that if we terminate Dr. Stein without cause or if Dr. Stein resigns for good reason, he will also be entitled to be compensated at his then annual base salary for six months from his date of termination or resignation, as applicable, will receive continued medical, dental and vision benefits for such six-month period and will be entitled to an additional six months of accelerated vesting of his stock options. In addition, Dr. Stein’s employment agreement provides that if we terminate Dr. Stein without cause or Dr. Stein resigns for good reason within 12 months following a change of control, he will also be entitled to be compensated at his then annual base salary for an additional six months (12 months total) from his date of termination or resignation, as applicable, will receive continued medical, dental and vision benefits for such additional six-month period, and all of his outstanding stock options will fully vest as of the termination or resignation date. Under Dr. Stein’s employment agreement, resignation for good reason is defined as a material reduction in his compensation or a relocation of his place of employment by more than 50 miles without his written consent, and cause is defined as a repeated failure to satisfactorily perform his duties after notice and an opportunity to cure such failure, an act that materially injures our business, the commission of a felony or any crime involving fraud, dishonesty or moral turpitude that has inflicted or is likely to inflict a material injury to our business, or a material violation of his proprietary information and inventions agreement or the provisions in his employment agreement relating to loyalty, non-competition, confidentiality and proprietary information and non-solicitation. In addition, a change of control is defined generally as a transaction in which one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of our value or voting power; a merger, consolidation or similar transaction in which the stockholders of the company immediately before the transaction do not own at least 50% of the outstanding securities following such transaction; the majority of the Board of Directors is replaced by persons whose appointment or election is not endorsed by a majority of the board; a complete liquidation or dissolution of the company; or a sale, lease, license or other disposition of all or substantially all of our assets.

In February 2007, we entered into an amended and restated offer of employment with Mr. Schmid, our Chief Financial Officer that provides that if we terminate Mr. Schmid without cause, he will also be entitled to be compensated at his then annual base salary for three months from his date of termination. In addition, Mr. Schmid’s employment agreement provides that if we terminate Mr. Schmid without cause in connection with a change of control, he will also be entitled to be compensated at his then annual base salary for an additional six months (nine months total) from his date of termination.

In May 2007, we entered into an offer of employment with Dr. Bartizal, our Chief Development Officer, pursuant to which, if we terminate Dr. Bartizal without cause, he will also be entitled to be compensated at his then annual base salary for three months from his date of termination. In addition, Dr. Bartizal’s employment agreement provides that if we terminate Dr. Bartizal without cause in connection with a change of control, he will also be entitled to be compensated at his then annual base salary for an additional six months (nine months total) from his date of termination.

In February 2007, we entered into an amended and restated offer of employment with Dr. Finn, our Chief Scientific Officer that provides that if we terminate Dr. Finn without cause, he will also be entitled to be compensated at his then annual base salary for three months from his date of termination. In addition, Dr. Finn’s employment agreement provides that if we terminate Dr. Finn without cause in connection with a change of control, he will also be entitled to be compensated at his then annual base salary for an additional six months (nine months total) from his date of termination.

In June 2007, we entered into an offer of employment with Dr. Prokocimer, our Chief Medical Officer, pursuant to which, if we terminate Dr. Prokocimer without cause, he will also be entitled to be compensated at his then annual base salary for six months from his date of termination. In addition, Dr. Prokocimer’s employment agreement provides that if we terminate Dr. Prokocimer without cause in connection with a change of control, he will also be entitled to be compensated at his then annual base salary for an additional three months (nine months total) from his date of termination.

The following table and summary set forth potential payments payable to our current executive officers upon a termination of employment without cause or resignation for good reason or termination of employment without cause or resignation for good reason following a change in control. Our Compensation Committee may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our executive officers assuming the termination occurred on, and their employment was terminated on, December 31, 2010 and, if applicable, a change of control also occurred on such date:

	Upon Termination Without Cause or Resignation for Good Reason—No Change of Control					Upon Termination without Cause of Resignation for Good Reason—Change of Control
Name	Salary	Continuation of Medical Benefits		Value of Accelerated Vesting	Total	Salary	Continuation of Medical Benefits	Value of Accelerated Vesting	Total
Jeffrey Stein, Ph.D.(1)	$205,000	$—	(2)	$—	$205,000	$410,000	$—	$—	$410,000
John P. Schmid(3)	$68,750	—		—	$68,750	$206,250	—	—	$206,250
Kenneth Bartizal, Ph.D.(3)	$72,500	—		—	$72,500	$217,500	—	—	$217,500
John Finn, Ph.D.(3)	$71,250	—		—	$71,250	$213,750	—	—	$213,750
Philippe Prokocimer, M.D.(3)	$165,000	—		—	$165,000	$247,500	—	—	$247,500

(1)	Assumes that the termination without cause or resignation for good reason in connection with a change of control occurs within the time period specified in Dr. Stein’s employment agreement.
(2)	Dr. Stein is entitled to receive six (6) months of continuing medical benefits but he is not currently enrolled in the Company’s group health insurance plan.
(3)	Cash severance payments are available upon termination without cause but not available upon the named executive officer’s resignation for good reason.

Grants of Plan-Based Awards

All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our Board of Directors on the date of the grant. Prior to February 2010, all stock options listed below were granted under our 2006 Plan and all subsequent stock options have been granted under our 2010 Plan.

We omitted columns related to non-equity and equity incentive plan awards as none of our named executive officers earned any such awards during 2010. The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for 2010.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/share)(1)	Grant Date Fair Value of Option Awards ($)(2)
Jeffrey Stein, Ph.D.	11/3/2010	170,000	(3)	$3.50	$377,825
	11/3/2010	30,000	(4)	$3.50	$66,675
John P. Schmid	11/3/2010	40,000	(3)	$3.50	$88,900
	11/3/2010	35,000	(4)	$3.50	$77,788
Kenneth Bartizal, Ph.D.	11/3/2010	30,000	(3)	$3.50	$66,675
	11/3/2010	10,000	(4)	$3.50	$22,225
John Finn, Ph.D.	11/3/2010	40,000	(3)	$3.50	$88,900
	11/3/2010	10,000	(4)	$3.50	$22,225
Philippe Prokocimer, M.D.	11/3/2010	40,000	(3)	$3.50	$88,900
	11/3/2010	10,000	(4)	$3.50	$22,225

(1)	Represented the per share fair market value of our common stock, as determined by the closing market price of our common stock as quoted on the NASDAQ Global Market on the grant date.
(2)	Calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see the section entitled “Stock-Based Compensation” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 10 to our financial statements.
(3)	1/48th of the shares vest monthly over four years.
(4)	1/12th of the shares vest monthly over one year.

Outstanding Equity Awards at December 31, 2010

The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2010.

	Option awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Jeffrey Stein, Ph.D.	119,742		—	$0.52	3/20/2017	(2)	—	—
	139,534		17,442	$1.29	5/20/2018	(2)	—	—
	14,857		8,398	$1.29	1/8/2019	(2)	—	—
	7,558		—	$1.29	1/8/2019	(4)	—	—
	3,541		166,459	$3.50	11/2/2020	(9)	—	—
	2,500		27,500	$3.50	11/2/2020	(10)	—	—

John P. Schmid	—		—	$0.52	3/20/2017	(3)	1,454	$5,394
	33,720	(5)	—	$1.29	5/20/2018	(3)(11)	—	—
	5,813	(5)	—	$1.29	1/08/2019	(3)(11)	—	—
	2,325		—	$1.29	1/08/2019	(4)	—	—
	833		39,167	$3.50	11/2/2020	(9)	—	—
	2,916		32,084	$3.50	11/2/2020	(10)	—	—

Kenneth Bartizal, Ph.D.	—		—	$0.52	5/16/2017	(3)	10,684	$39,638
	—		—	$0.52	1/9/2018	(3)	3,858	$14,313
	16,569	(6)	—	$1.29	5/20/2018	(3)(11)	—	—
	6,395		—	$1.29	1/8/2019	(4)	—	—
	625		29,375	$3.50	11/2/2020	(9)	—	—
	833		9,167	$3.50	11/2/2020	(10)	—	—

John Finn, Ph.D.	55,813	(7)	—	$0.52	3/20/2017	(3)(11)	—	—
	48,837	(7)	—	$1.29	5/20/2018	(3)(11)	—	—
	5,813	(7)	—	$1.29	1/8/2019	(3)(11)	—	—
	2,325		—	$1.29	1/8/2019	(4)	—	—
	833		39,167	$3.50	11/2/2020	(9)	—	—
	833		9,167	$3.50	11/2/2020	(10)	—	—

Philippe Prokocimer, M.D.	4,070	(8)	—	$0.52	7/18/2017	(3)(11)	10,175	$37,749
	14,244	(8)	—	$0.52	1/9/2018	(3)(11)	—	—
	16,569	(8)	—	$1.29	5/20/2018	(3)(11)	—	—
	1,744		—	$1.29	1/8/2019	(4)	—	—
	833		39,167	$3.50	11/2/2020	(9)	—	—
	833		9,167	$3.50	11/2/2020	(10)	—	—

(1)	Based on the closing market price as of December 31, 2010 of $3.71.
(2)	1/36th of the shares vest monthly after the vesting commencement date.
(3)	1/4th of the shares vest one year after the vesting commencement date; 1/48th of the shares vest monthly thereafter over the next three years.
(4)	All shares were vested on the grant date.
(5)	Includes 14,269 unvested shares in the aggregate.
(6)	Includes 5,524 unvested shares.
(7)	Includes 21,635 unvested shares in the aggregate.
(8)	Includes 13,452 unvested shares in the aggregate.
(9)	1/48th of the shares vest monthly over four years.
(10)	1/12th of the shares vest monthly over one year.
(11)	Stock options are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until fully vested.

Option Exercises and Stock Vested

The following table shows certain information regarding option exercises and stock vested during 2010 with respect to our named executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Jeffrey Stein, Ph.D.	22,700	$66,965	—	$—
John P. Schmid	—	$—	8,721	$39,767
Kenneth Bartizal	—	$—	24,927	$113,669
John Finn, Ph.D.	—	$—	—	$—
Philippe Prokocimer, M.D.	—	$—	21,366	$97,431

(1)	Represents shares issued upon early exercise of unvested options that are subject to a lapsing right of repurchase until fully vested.
(2)	The value realized on vesting is equal to the number of shares acquired on vesting multiplied by the initial public offering price of $5.00 per share for the period January 1, 2010 through August 2, 2010 and the closing market price as of the vesting date for each month thereafter through December 31, 2010.

Option Repricings

We did not engage in any repricings or other modifications to any of our named executive officers’ outstanding equity awards during the year ended December 31, 2010.

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our Compensation Committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Employee Benefit Plans

Amended and Restated 2006 Equity Incentive Plan

We adopted our 2006 Plan in March 2006. We reserved 1,588,495 shares of our common stock for the issuance of awards under the 2006 Plan. Our board of directors determined not to grant any further awards under the our 2006 Plan after we adopted the 2010 Plan in February 2010 under which we expect to make all future awards.

Administration. Our board of directors administers our 2006 Plan.

Stock Option Provisions Generally. In general, the duration of a stock option granted under our 2006 Plan cannot exceed 10 years. The exercise price of a stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. Generally, an optionholder may not transfer his or her stock option other than by will or by the laws of descent and distribution unless the optionholder holds a nonstatutory stock option that provides otherwise. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power of any of our affiliates unless (a) the option exercise price is at least 110% of fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Effect on Stock Options of Certain Corporate Transactions. If we dissolve or liquidate, then outstanding stock options under our 2006 Plan will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock options differently in the following situations:

•	A sale, lease or other disposition of all or substantially all of our assets;

•	A sale or disposition of at least 90% of our outstanding securities;

•	A merger or consolidation in which we are not the surviving corporation; or

•	A reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

In the event any of the above situations occurs, if the surviving entity determines not to assume, continue or substitute for these stock options, the vesting of stock options held by persons whose service with us or our affiliates has not terminated more than three months prior to the effective time of the corporate transition will accelerate in full prior to such transaction and these options will then terminate if not exercised prior to effecting such transaction.

Other Provisions. If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, recapitalization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to our 2006 Plan, the class and maximum number of shares that may be issued upon exercise of incentive stock options and the class and number of securities and exercise price of stock subject to outstanding options.

2010 Equity Incentive Plan

Our board of directors adopted our 2010 Plan in February 2010, and our stockholders approved our 2010 Plan in February 2010. Our 2010 Plan became effective immediately upon the signing of the underwriting agreement for our initial public offering. Our 2010 Plan will terminate in February 2020, unless sooner terminated by our board of directors.

Stock Awards. Our 2010 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards and other forms of equity compensation, or collectively, stock awards. In addition, our 2010 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, directors and consultants.

Share Reserve. We initially reserved 2,448,814 shares of our common stock, which was the number of shares remaining available for issuance under our 2006 Plan plus 2,400,000 new shares. In addition, the number of shares of our common stock reserved for issuance automatically increased on January 1, 2011 and will automatically increase (1) on January 1 of each calendar year through January 1, 2020, by the least of (a) 3% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b) 800,000 shares, or (c) a number determined by our board of directors that is less than (a) or (b) and (2) from time to time by shares that are issuable pursuant to options granted under our 2006 Plan that were outstanding as of the effective date of our 2010 Plan that are forfeited or expire after the effective date of our 2010 Plan. On January 1, 2011, 709,459 shares were added to the 2010 Plan reserve. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under our 2010 Plan is equal to 6,836,572 shares.

No person may be granted stock awards covering more than 800,000 shares of our common stock under our 2010 Plan during any calendar year pursuant to stock options or stock appreciation rights. In addition, no person may be granted a performance stock award covering more than 800,000 shares or a performance cash award covering more than $1,000,000 in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under our 2010 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under our 2010 Plan. In addition, the following types of shares under our 2010 Plan may become available for the grant of new stock awards under our 2010 Plan: (a) shares that are forfeited prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option. Shares issued under our 2010 Plan may be previously unissued shares or reacquired shares bought on the open market.

Administration. Our board of directors has delegated its authority to administer our 2010 Plan to our compensation committee. Subject to the terms of our 2010 Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines award recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration (if any) to be paid for other types of stock awards and the strike price of stock appreciation rights.

The plan administrator has the authority to reprice any outstanding stock award (by reducing the exercise price of an outstanding option, canceling an option in exchange for cash or another equity award or any other action that may be deemed a repricing under generally accepted accounting provisions) under our 2010 Plan without the approval of our stockholders.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of our 2010 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2010 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under our 2010 Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us is terminated for cause, then the option terminates immediately. If an optionholder’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionholder, (d) a net exercise if option is a nonstatutory stock option and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under our 2010 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under our 2010 Plan, up to a maximum of 10 years. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2010 Plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum number of shares that may be granted to a participant in any calendar year attributable to performance stock awards may not exceed 800,000 shares of common stock and the maximum value that may be granted to a participant in any calendar year attributable to performance cash awards may not exceed $1,000,000.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the class and maximum the number of shares reserved under our 2010 Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares subject to options, stock appreciation rights and performance stock awards and performance cash awards that can be granted in a calendar year, (d) the class and the maximum number of shares that may be issued upon exercise of incentive stock options, and (e) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Effect on Stock Awards of Certain Corporate Transactions. If we dissolve or liquidate, then outstanding stock awards under our 2006 Plan will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock awards differently in the following situations:

•	A sale, lease or other disposition of all or substantially all of our assets;

•	A sale or disposition of at least 90% of our outstanding securities;

•	A merger or consolidation in which we are not the surviving corporation; or

•	A reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

In the event of certain significant corporate transactions, our board of directors has the discretion to:

•	Arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	Arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity;

•	Accelerate the vesting of a stock award and provide for its termination prior to the effective time of the corporate transaction;

•	Arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the stock award;

•	Cancel or arrange for the cancellation of the stock award, to the extent not vested or exercised prior to the effective time of the corporate transaction; or

•

Provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionholder would have received upon the exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Changes in Control. Our board of directors has the discretion to provide that a stock award under our 2010 Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under our 2010 Plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement.

A change in control is the occurrence of one or more of the following events:

•	a transaction in which one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of our value or voting power;

•

a merger, consolidation or similar transaction in which the stockholders of the Company immediately before the transaction do not own at least 50% of the outstanding securities following such transaction;

•	a complete liquidation or dissolution of the company;

•	a sale, lease, license or other disposition of substantially all of our assets; or

•	a majority of the board is replaced by persons whose appointment or election is not endorsed by a majority of the board.

2010 Non-Employee Directors’ Stock Option Plan

Our board of directors adopted the 2010 Non-Employee Directors’ Stock Option Plan, or Directors’ Plan, in February 2010 and our stockholders approved the Directors’ Plan in February 2010. The Directors’ Plan became effective immediately upon the signing of the underwriting agreement for our initial public offering. The Directors’ Plan will terminate at the discretion of our board of directors. The Directors’ Plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors.

Share Reserve. An aggregate of 300,000 shares of our common stock was originally reserved for issuance under the Directors’ Plan. This amount will be increased annually on January 1, from 2011 until 2020, by the lesser of the aggregate number of shares of our common stock subject to options granted as initial grants and annual grants under the Directors’ Plan during the immediately preceding year or 150,000 shares. However, our board of directors will have the authority to designate a lesser number of shares by which the authorized number of shares of our common stock will be increased. On January 1, 2011, 24,000 shares were added to the Directors’ Plan reserve.

Shares of our common stock subject to stock options that have expired or otherwise terminated under the Directors’ Plan without having been exercised in full shall again become available for grant under the Directors’ Plan. Shares of our common stock issued under the Directors’ Plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If the exercise of any stock option granted under the Directors’ Plan is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall again become available for the grant of awards under the Directors’ Plan. In addition, any shares reacquired to satisfy income or employment withholding taxes shall again become available for the grant of awards under the Directors’ Plan.

Administration. Our board of directors has delegated its authority to administer the Directors’ Plan to our compensation committee.

Stock Options. Stock options will be granted pursuant to stock option agreements. The exercise price of the options granted under the Directors’ Plan will be equal to 100% of the fair market value of our common stock on the date of grant. Initial grants vest in equal monthly installments over three years after the date of grant and annual grants vest in equal monthly installments over 12 months after the date of grant.

In general, the term of stock options granted under the Directors’ Plan may not exceed 10 years. Unless the terms of an optionholder’s stock option agreement provides otherwise, if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to death or disability, then the optionholder or his or her beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. If an optionholder’s service with us, or any affiliate, ceases for any other reason, the optionholder may exercise the vested options for up to six months following cessation of service.

Acceptable consideration for the purchase of our common stock issued under the Directors’ Plan may include cash, a “net” exercise, common stock previously owned by the optionholder or a program developed under Regulation T as promulgated by the Federal Reserve Board.

Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionholder may transfer an option under certain circumstances with our written consent if a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares. In addition, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Automatic Grants

•

Initial Grant. Any person who becomes a non-employee director will automatically receive an initial grant of an option to purchase 24,000 shares of our common stock upon his or her election or appointment, subject to adjustment by our board of directors from time to time. These options will vest in equal monthly installments over three years.

•

Annual Grant. In addition, any person who is a non-employee director on the date of each annual meeting of our stockholders automatically will be granted, on the annual meeting date, beginning with our 2011 annual meeting, an option to purchase 12,000 shares of our common stock, or the annual grant, subject to adjustment by our board of directors from time to time. However, the size of an annual grant made to a non-employee director who is elected and who has served for less than 12 months at the time of the annual meeting will be reduced pro rata for each full month prior to the date of grant during which such person did not serve as a non-employee director. These options will vest in equal monthly installments over 12 months.

•

Chairperson Grant. In addition to the initial and annual grants set forth above, any person who becomes a chairperson of our board of directors will automatically receive a grant of an option to purchase 12,000 shares of our common stock, upon his or her election as chairperson of our board of directors, subject to adjustment by our board of directors from time to time, or the chairperson initial grant. The chairperson initial grant will vest in equal monthly installments over three years. In addition, any person who is a chairperson of our board of directors on the date of each annual meeting of our stockholders automatically will be granted, on the annual meeting date, beginning with our 2011 annual meeting, an option to purchase 6,000 shares of our common stock, subject to adjustment by our board of directors from time to time, or the chairperson annual grant. However, the size of a chairperson annual grant made to a non-employee director who is elected as a chairperson of our board of directors and who has served for less than 12 months as a chairperson at the time of the annual meeting will be reduced pro rata for each full month prior to the date of grant during which such person did not serve as a chairperson. The chairperson annual grant will vest in equal monthly installments over 12 months.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split or stock dividend, the number of shares reserved under the Directors’ Plan the maximum number of shares by which the share reserve may increase automatically each year, the number of shares subject to the initial and annual grants and the number of shares and exercise price of all outstanding stock options will be appropriately adjusted.

Change in Control Transactions. In the event of certain change in control transactions, the vesting of options held by non-employee directors whose service is terminated generally will be accelerated in full.

Plan Amendments. Our board of directors will have the authority to amend or terminate the Directors’ Plan. However, no amendment or termination of the Directors’ Plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the Directors’ Plan that is required by applicable law.

2010 Employee Stock Purchase Plan

Our board of directors adopted our 2010 Employee Stock Purchase Plan, or 2010 Purchase Plan, in February 2010, and our stockholders approved our 2010 Purchase Plan in February 2010. Our 2010 Purchase Plan became effective immediately upon the signing of the underwriting agreement for our initial public offering.

Share Reserve. Our 2010 Purchase Plan authorizes the issuance of 500,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2011 through January 1, 2020, by the least of (a) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b) 250,000 shares or (c) a number determined by our board of directors that is less than (a) or (b). Our 2010 Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. On January 1, 2011, 236,486 shares were added to the 2010 Purchase Plan reserve. As of the date hereof, 117,353 shares of our common stock have been purchased under our 2010 Purchase Plan.

Administration. Our board of directors has delegated its authority to administer our 2010 Purchase Plan to our compensation committee. Our 2010 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under our 2010 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. The first offering began on the effective date of our initial public offering and will continue for approximately 24 months with purchases occurring approximately every six months. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in our 2010 Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under our 2010 Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in our 2010 Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our 2010 Purchase Plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under our 2010 Purchase Plan at a rate in excess of $25,000 worth of our common stock-based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our 2010 Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under our 2010 Purchase Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under our 2010 Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments. Our board has the authority to amend or terminate our 2010 Purchase Plan. If our board determines that the amendment or terminating of an offering is in our best interests and the best interests of our stockholders, then our board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, amend our 2010 Purchase Plan and the ongoing offering to refuse or eliminate detrimental accounting treatment or terminate any offering and refuse any money contributed back to the participants we will obtain stockholder approval of any amendment to our 2010 Purchase Plan as required by applicable law.

401(k) Plan

We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. The 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $16,500 for 2011. Participants who are at least 50 years old can also make “catch-up” contributions, which in 2011 may be up to an additional $5,500 above the statutory limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Non-Employee Director Compensation

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2010 to each of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)(4)	Total ($)
David S. Kabakoff, Ph.D.	$41,000	$29,568	$70,568
Brian G. Atwood	$21,000	$16,802	$37,802
Karin Eastham	$38,333	$35,444	$73,777
Nina Kjellson	$23,000	$16,802	$39,802
Brendan O’Leary, Ph.D.	$11,333	$18,975	$30,308
Michael Powell, Ph.D.	$21,000	$16,802	$37,802
Theodore R. Schroeder	$17,667	$31,248	$48,915
Risa Stack, Ph.D.	$17,000	$16,902	$33,902
Paul Truex	$19,000	$15,605	$34,605

(1)	Amounts shown in this column do not reflect dollar amounts actually received by our non-employee directors. Instead, these amounts reflect the dollar amount recognized for financial statement reporting purposes for the referenced fiscal year, in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 10, Stock-Based Compensation, of the notes to our financial statements. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	The aggregate number of shares subject to each director’s outstanding option awards as of December 31, 2010 was as follows: Dr. Kabakoff, 18,000 shares; Mr. Atwood, 21,302 shares; Ms. Eastham, 29,441 shares; Ms. Kjellson, 21,302 shares; Dr. O’Leary, 33,302 shares; Dr. Powell, 21,302 shares; Mr. Schroeder, 27,116 shares; Dr. Stack, 21,302 shares; Mr. Truex, 24,403 shares.
(3)	The full grant date fair value of the option awards shown above that were granted during fiscal 2010 is as follows: Dr. Kabakoff, $40,005; Mr. Atwood, $26,670; Ms. Eastham, $26,670; Ms. Kjellson, $26,670; Dr. O’Leary, $59,407; Dr. Powell, $26,670; Mr. Schroeder, $26,670; Dr. Stack, $26,670; Mr. Truex, $26,670.
(4)	Option awards vest in equal installments on a monthly basis over three years for initial stock option awards or chairperson initial stock option awards and over one year for annual stock option awards, chairperson annual stock option awards and the one-time director grants made in November 2010 as discussed below.

We have reimbursed and will continue to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our Board of Directors and committees of the Board of Directors.

In November 2009, our Board of Directors approved cash compensation for Ms. Eastham of $20,000 per year for her service as chair of the Audit Committee. Also in November 2009, our Board of Directors adopted a compensation program for our non-employee directors, or the Non-Employee Director Compensation Policy. The Non-Employee Director Compensation Policy was effective for all of our non-employee directors on the effective date of our initial public offering in August 2010 and replaced the previously approved cash compensation for Ms. Eastham. Pursuant to the Non-Employee Director Compensation Policy, each member of our Board of Directors who is not our employee receives the following cash compensation for Board of Director services, as applicable:

•	$30,000 per year for service as a Board of Director member, payable quarterly;

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$12,000 per year for service as a member of the Audit Committee, $8,000 per year for service as a member of the Compensation Committee and $4,000 per year for service as a member of the corporate governance and nominating committee, each payable quarterly;

•	an additional $36,000 per year for service as Chairman of the Board, payable quarterly; and

•

an additional $8,000 per year for service as chair of the Audit Committee, an additional $4,000 per year for service as chair of the Compensation Committee and an additional $4,000 per year for service as chair of the Nominating and Corporate Governance Committee, payable quarterly.

In addition, our non-employee directors receive initial and annual automatic, non-discretionary grants of nonqualified stock options under the terms and provisions of our 2010 Directors’ Plan.

Each new non-employee director joining our Board of Directors is automatically granted a non-statutory stock option to purchase 24,000 shares of common stock with an exercise price equal to the then fair market value of our common stock under our 2010 Directors’ Plan. On the date of each annual meeting of our stockholders, each non-employee director is also automatically granted a non-statutory stock option to purchase 12,000 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock under our 2010 Directors’ Plan.

In addition to the initial and annual grants, any person who becomes a chairperson of our Board of Directors automatically receives a granted a non-statutory stock option to purchase 12,000 shares of our common stock, upon his or her election as chairperson of our Board of Directors with an exercise price equal to the then fair market value of our common stock under our 2010 Directors’ Plan. Any person who is a chairperson of our Board of Directors on the date of each annual meeting of our stockholders is also automatically granted a non-statutory stock option to purchase 6,000 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock under our 2010 Directors’ Plan.

Due to the delay in our initial public offering, no annual meeting of stockholders of the Company was held during 2010 and our non-employee directors did not receive the annual stock option grants in 2010 that they otherwise would have received pursuant to the Company’s 2010 Directors’ Plan. To compensate our non-employee directors for the option grants that they did not receive due to the delay, on November 3, 2010 our Compensation Committee granted a one-time non-statutory stock option to purchase 18,000 shares of our common stock to the Chairman of our Board of Directors and a one-time non-statutory stock option to purchase 12,000 shares of our common stock to each of our other non-employee directors other than Dr. O’Leary.

Initial grants and chairperson initial grants vest monthly over three years and annual grants, chairperson annual grants and the one-time grants made on November 3, 2010 vest in twelve equal monthly installments. All stock options granted under our 2010 Directors’ Plan have a term of ten years and vesting automatically accelerates upon the closing of a change in control transaction.

For a discussion of automatic equity grants under the Directors’ Plan, please see “Employee Benefits Plans-2010 Non-Employee Directors’ Stock Option Plan.”

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	Breach of their duty of loyalty to the corporation or its stockholders;

•	Act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	Unlawful payment of dividends or redemption of shares; or

•	Transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures for Transactions with Related Persons

We have adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our Audit Committee (or, where review by our Audit Committee would be inappropriate, to another independent body of our Board of Directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our Audit Committee or other independent body of our Board of Directors takes into account the relevant available facts and circumstances including, but not limited to:

•	The risks, costs and benefits to us;

•	The impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	The terms of the transaction;

•	The availability of other sources for comparable services or products; and

•	The terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. Our policy requires that, in reviewing a related-person transaction, our Audit Committee or other independent body of our Board of Directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of us and our stockholders, as our Audit Committee or other independent body of our Board of Directors determines in the good faith exercise of its discretion. We did not previously have a formal policy concerning transactions with related persons.

Sales of Securities

In August 2010, we completed our initial public offering involving investments by certain of our directors and persons, or groups of affiliated persons, known by us to beneficially own more than 5% of our common stock. The following table provides information regarding the number of shares of common stock purchased in our initial public offering by these stockholders.

Participants(1)	Number of Shares Purchased
5% or Greater Stockholders
Sofinnova Venture Partners VII, L.P.	830,000
InterWest Partners IX, LP	1,227,333
Versant Venture Capital III, L.P.(2)	914,529
KPCB Holdings, Inc.	1,089,103
Prism Venture Partners V, L.P.(3)	1,194,035

Directors
David S. Kabakoff, Ph.D.(4)	30,000

(1)	For additional information regarding these stockholders and their equity holdings, please see “Principal Stockholders.”
(2)	Represents 909,160 shares purchased by Versant Venture Capital III, L.P. and 5,369 shares purchased by Versant Side Fund III, L.P.
(3)	Represents 820,421 shares purchased by Prism Venture Partners V, L.P. and 373,614 shares purchased by Prism Venture Partners V-A, L.P.
(4)	Represents shares purchased by David S. & Susan O. Kabakoff Family Trust dated 2/24/00, for which Dr. Kabakoff has shared voting and investment power.

Some of our directors are associated with our 5% stockholders as indicated in the table below:

Director	Principal Stockholder
Brian G. Atwood	Versant Venture Capital III, L.P.
David S. Kabakoff, Ph.D.	Sofinnova Venture Partners VII, L.P.
Nina Kjellson	InterWest Partners IX, LP
Brendan O’Leary, Ph.D.	Prism Venture Partners V, L.P.
Michael Powell, Ph.D.	Sofinnova Venture Partners VII, L.P.
Risa Stack, Ph.D.	KPCB Holdings, Inc.
Jeffrey Stein, Ph.D.	Sofinnova Venture Partners VII, L.P.

Registration Rights

In connection with our various preferred stock financings prior to our initial public offering, we entered into an amended and restated investor rights agreement under which our 5% or greater stockholders Sofinnova Venture Partners VII, L.P., InterWest Partners IX, LP, Versant Venture Capital III, L.P. and its affiliates, Prism Venture Partners V, L.P. and its affiliates, entities affiliated with Kleiner Perkins, Caufield & Byers hold registration rights. In addition, the David S. & Susan O. Kabakoff Family Trust dated 2/24/00 for which Dr. Kabakoff shares voting and investment power and the Jeff Stein and Catherine Naughton Revocable Trust, for which Dr. Stein has shared voting and investment power, are parties to the amended and restated investor rights agreement and hold registration rights.

2009 Convertible Note Financing

In November 2009, we sold $19.2 million in aggregate principal amount of secured convertible promissory notes, or the 2009 notes, in a private placement to certain of our existing investors and other parties with whom we have substantive, preexisting relationships, including Dong-A. The 2009 notes accrued interest at a rate of 8% per annum and automatically converted into our common stock at a 12.5% discount to the initial public offering price upon completion of our initial public offering in August 2010.

The participants in the 2009 convertible note financing included one of our directors and the following holders of more than 5% or greater of our capital stock, or entities affiliated with them. The following table sets forth the number of shares of common stock into which the 2009 notes converted in connection with our initial public offering in August 2010:

Participants(1)(2)	Number of Shares
5% or Greater Stockholders
Sofinnova Venture Partners VII, L.P.	893,395
InterWest Partners IX, LP	744,496
Versant Venture Capital III, L.P.(3)	744,496
Prism Venture Partners V, L.P.(4)	565,817
KPCB Holdings, Inc.	658,816

Directors
Karin Eastham(5)	12,144

(1)	For a list of our directors who are affiliated with participants in the 2009 bridge financing, see “Sales of Securities” above.
(2)	Additional detail regarding these stockholders and their equity holdings is provided in “Principal Stockholders.”
(3)	Represents 740,126 shares issued upon conversion of 2009 Notes held by Versant Venture Capital III, L.P. and 4,370 shares issued upon conversion of 2009 Notes held by Versant Side Fund III, L.P.
(4)	Represents 388,773 shares issued upon conversion of 2009 notes held by Prism Venture Partners V, L.P. and 177,044 shares issued upon conversion of 2009 Notes held by Prism Venture Partners V-A, L.P.
(5)	Represents shares issued upon conversion of 2009 notes held by the Karin Eastham Defined Benefit Plan, of which Ms. Eastham is the trustee.

Employment Agreements

We have entered into employment arrangements with our executive officers, as more fully described under —“Post Employment Compensation—Potential Payment Under Employment Arrangements.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described under—“Non-Employee Director Compensation” and “Executive Compensation” above.

Indemnification Agreements

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 2, 2011, the most recent practicable date, and as adjusted to reflect the sale of common stock offered by the selling stockholders in this offering, for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after June 2, 2011, but excludes unvested stock options, which contain an early exercise feature. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership are based on 28,504,646 shares outstanding as of June 2, 2011 and calculations for beneficial ownership after this offering assume the selling stockholders have sold all shares offered hereby. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Trius Therapeutics, Inc., 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 2, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned Before Offering	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
			Before Offering	After Offering
5% or greater stockholders:
Sofinnova Venture Partners VII, L.P.(1)	3,615,572	3,615,572	12.7%	12.7%
2800 Sand Hill Road Menlo Park, CA 94025

InterWest Partners IX, LP(2).	3,548,643	3,548,643	12.4%	12.4%
2710 Sand Hill Road, Second Floor Menlo Park, CA 94025

Versant Venture Capital III, L.P. and its affiliates(3)	3,235,839	3,235,839	11.4%	11.4%
3000 Sand Hill Road, Building 4, Suite 210 Menlo Park, CA 94025

Entities affiliated with Kleiner, Perkins, Caufield & Byers(4)	3,143,268	3,143,268	11.0%	11.0%
c/o Kleiner, Perkins, Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025

Prism Venture Partners V, L.P. and its affiliates(5)	2,958,230	2,958,230	10.4%	10.4%
117 Kendrick Street, Suite 200 Needham, MA 02494

Perceptive Life Sciences Master Fund Ltd.(6)	1,546,102	286,262	5.4%	1.0%
499 Park Avenue, 25th Floor New York, NY 10022

Wellington Management Company, LLP(7)	1,461,900	1,461,900	5.1%	5.1%
280 Congress Street Boston, MA 02210

Directors and named executive officers:
Michael Powell, Ph.D.(8)	3,634,874	3,634,874	12.7%	12.7%
Nina Kjellson(9)	3,567,945	3,567,945	12.5%	12.5%
Brian G. Atwood(10)	3,255,141	3,255,141	11.4%	11.4%
Brendan O’Leary, Ph.D.(11)	2,975,865	2,975,865	10.4%	10.4%
Jeffrey Stein, Ph.D.(12)	530,671	530,671	1.8%	1.8%
John Finn, Ph.D.(13)	307,156	307,156	1.1%	1.1%
John P. Schmid(14)	186,547	186,547	* %	* %
Kenneth Bartizal, Ph.D.(15)	142,966	142,966	* %	* %
Philippe Prokocimer, M.D.(16)	136,828	136,828	* %	* %
David S. Kabakoff, Ph.D.(17)	126,366	126,366	* %	* %
Paul Truex(18)	32,673	32,673	* %	* %
Karin Eastham(19)	39,555	39,555	* %	* %
Theodore R. Schroeder(20)	25,116	25,116	* %	* %
Risa Stack, Ph.D.(21)	19,302	19,302	* %	* %
All executive officers and directors as a group (16 persons)(22)	15,033,183	15,033,183	51.2%	51.2%

*	Represents beneficial ownership of less than one percent.
(1)	Dr. Michael Powell, Dr. James I. Healy, Dr. Garheng Kong and Eric Buatois, as managing general partners of Sofinnova Management VII, LLC, the general partner of Sofinnova Venture Partners VII, L.P., share voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.

(2)	Harvey B. Cash, Bruce A. Cleveland, Christopher B. Erlich, Philip T. Gianos, Linda S. Grais, W. Stephen Holmes, Nina Kjellson, Gilbert H. Kliman, Khaled A. Nasr, Arnold L. Oronsky, Douglas A. Pepper, Thomas L. Rosch and Michael B. Sweeney share voting and investment authority over the shares held by InterWest Partners IX, L.P.
(3)	Includes 3,216,842 shares held by Versant Venture Capital III, L.P. and 18,997 shares held by Versant Side Fund III, L.P. Brian G. Atwood, Ross A. Jaffe, M.D., Camille D. Samuels, Kevin J. Wasserstein, Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Ph.D., William J. Link, Ph.D., Charles M. Warden and Barbara N. Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P.
(4)	Includes 2,377,881 shares held by KPCB Pandemic and Bio Defense Fund, LLC and 14,145 shares held by KPCB PBD Founders Fund, LLC. The managing member of both KPCB Pandemic and Bio Defense Fund, LLC and KPCB PBD Founders Fund, LLC, or the KPCB Funds, is KPCB PBD Associates, LLC. Brook H. Byers, L. John Doerr, Joseph Lacob, Raymond J. Lane and Theodore E. Schlein, the managers of KPCB PBD Associates, LLC, or the Managers, exercise shared voting and dispositive control over the shares held by the KPCB Funds. The voting and dispositive control over the shares held by the KPCB Funds is shared by the five individual Managers, none of whom has veto power. Any decision with respect to voting or investment of any shares held by the KPCB Funds requires at least a majority of the five Managers. The shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of the individual Managers and other individuals and entities that each exercises its own voting and dispositive control over the shares for its own account. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares.
(5)	Includes 2,032,600 shares held by Prism Venture Partners V, L.P. and 925,630 shares held by Prism Venture Partners V-A, L.P. James A. Counihan, Brendan O’Leary and Steven J. Benson share voting and investment authority over the shares held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P.
(6)	Based on information supplied by Perceptive Life Sciences Master Fund Ltd.
(7)	Based on Schedule 13G filed by Wellington Management Company, LLP on February 14, 2011, reporting ownership as of December 31, 2010.
(8)	Includes the shares of capital stock held by Sofinnova Venture Partners VII, L.P. and 19,302 shares that Dr. Powell has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options. Dr. Powell, Dr. James I. Healy, Dr. Garheng Kong and Eric Buatois, as managing general partners of Sofinnova Management VII, LLC, the general partner of Sofinnova Venture Partners VII, L.P., share voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P. Dr. Powell disclaims beneficial ownership of the shares held by Sofinnova Venture Partners VII, L.P., except to the extent of his proportionate pecuniary interest in these shares.
(9)	Includes the shares of capital stock held by InterWest Partners IX, LP and 19,302 shares that Ms. Kjellson has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options. Harvey B. Cash, Bruce A. Cleveland, Christopher B. Ehrlich, Philip T. Gianos, W. Stephen Holmes, Ms. Kjellson, Gilbert H. Kliman, Khaled A. Nasr, Arnold L. Oronsky, Douglas A. Pepper, Thomas L. Rosch and Michael B. Sweeney share voting and investment authority over the shares held by InterWest Partners IX, LP. Ms. Kjellson disclaims beneficial ownership of the shares held by InterWest Partners IX, LP, except to the extent of her pro rata interest in these shares.
(10)	Includes the shares of capital stock held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. and 19,302 shares that Mr. Atwood has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options. Brian G. Atwood, Ross A. Jaffe, M.D., Camille D. Samuels, Kevin J. Wasserstein, Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Ph.D., William J. Link, Ph.D., Charles M. Warden and Barbara N. Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. Mr. Atwood disclaims beneficial ownership of the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P., except to the extent of his proportionate pecuniary interest in these shares.

(11)	Includes the shares of capital stock held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P. and 17,635 shares that Dr. O’Leary has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options. James A. Counihan, Brendan O’Leary and Steven J. Benson share voting and investment authority over the shares held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P. Dr. O’Leary disclaims beneficial ownership of the shares held by Prism Venture Partners V, L., except to the extent of his pro rata interest in these shares.
(12)	Includes 358,676 shares that Dr. Stein has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options and 171,995 shares held by the Jeff Stein and Catherine Naughton Revocable Trust. Dr. Stein is a venture partner with Sofinnova Ventures, but does not exercise voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.
(13)	Includes 127,788 shares that Dr. Finn has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options, 10,200 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2011 and 508 shares of common stock held by Dr. Finn and 178,860 shares of common stock held by the John and Debbie Finn Trust.
(14)	Includes 110,939 shares held by Mr. Schmid and 75,608 shares that Mr. Schmid has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options, 7,680 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2011.
(15)	Includes 106,877 shares held by Dr. Bartizal, 1,484 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2010, and 36,089 shares that Dr. Bartizal has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options, 2,762 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2011.
(16)	Includes 73,000 shares of common stock held by the Philippe and Maria Prokocimer Family Trust and 12,201 shares held by Dr. Prokocimer, 51,627 shares that Dr. Prokocimer has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options, 4,246 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2011.
(17)	Includes 9,266 shares held by Dr. Kabakoff, 4,942 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2011, 15,000 shares that Dr. Kabakoff has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options, 5,285 shares held by Strategy Advisors, LLC Defined Benefit Plan and 96,815 shares held by the David S. & Susan O. Kabakoff Family Trust. Dr. Kabakoff is an Executive Partner with Sofinnova Ventures, but does not exercise voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.
(18)	Includes 8,091 shares held by Mr. Truex, and 2,179 shares held by the 2005 Truex Family Trust, and 22,403 shares that Mr. Truex has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options, 3,295 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2011.
(19)	Includes 12,114 shares held by the Karin Eastham Defined Benefit Plan, 27,441 shares that Ms. Eastham has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options, 10,174 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2011.
(20)	Includes 25,116 shares that Mr. Schroeder has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options, 9,133 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2011.
(21)	Includes 19,302 shares that Dr. Stack has the right to acquire from us within 60 days of June 2, 2011 pursuant to the exercise of stock options, 1,551 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2011. Dr. Stack is a partner with Kleiner Perkins Caufield & Byers, but does not share voting and investment authority over the shares held by KPCB Holdings, Inc., as nominee.
(22)	Includes 6,426 unvested shares which are subject to a right of repurchase in our favor as of August 1, 2011, and 882,091 shares subject to options that will be exercisable within 60 days of June 2, 2011 pursuant to the exercise of stock options, 49,041 unvested shares of which are subject to a right of repurchase in our favor as of August 1, 2011.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares. On June 2, 2011, there were 28,504,646 shares of common stock outstanding, held of record by 131 stockholders.

As of June 2, 2011, there were 886,227 shares of common stock subject to outstanding options under our 2006 Plan, 1,337,435 shares of common stock subject to outstanding options under our 2010 Plan, 138,000 shares of common stock subject to outstanding options under our 2010 Directors’ Plan, and up to 1,728,575 shares of common stock subject to outstanding warrants.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We currently have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Warrants

As of June 2, 2011, warrants exercisable for an aggregate of up to 1,728,575 shares of our common stock were outstanding and will expire between six months and seven years from June 2, 2011, which includes warrants to purchase 1,662,500 shares of common stock that were issued in a private placement transaction that closed on May 31, 2011. Each of the warrants contains a customary net issuance feature, which allows the warrant holder to pay the exercise price of the warrant by forfeiting a portion of the exercised warrant shares with a value equal to the aggregate exercise price.

Registration Rights

Amended and Restated Investor Rights Agreement

Under our amended and restated investor rights agreement, 180 days after the date of our initial public offering, the holders of 11,263,950 shares of common stock, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file. In addition, TriplePoint Capital, LLC or its transferee, VenCore Solutions LLC or its transferee and Forsythe Biotechnology Group, Inc. or its transferee have “piggyback” registration rights as described below with respect to an aggregate of 66,075 shares of common stock issuable upon exercise of warrants held by such entities.

Demand Registration Rights. At any time, the holders of at least 20% of the shares (or the holders of less than 20% so long as the aggregate number of securities requested to be sold under such registration statement is at least $5,000,000) having demand registration rights have the right to make up to two demands that we file a registration statement, subject to specified exceptions, conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, one or more holders of registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights. If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 20% of the total number of shares included in the registration statement.

Expenses of Registration. Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights. The demand, piggyback and Form S-3 registration rights discussed above will terminate five years following the closing of our initial public offering or, as to a given holder of registrable securities, when such holder is able to sell all of their registrable securities in a single 90-day period under Rule 144 of the Securities Act.

Registration Rights with Respect to May 2011 Private Placement

In connection with a private placement of units consisting of common stock and warrants that closed on May 31, 2011, we entered into a registration rights agreement, or the Registration Rights Agreement, with the investors in the private placement. The Registration Rights Agreement provides that we will file a “resale” registration statement covering all of the shares of common stock and the common stock underlying the warrants issued in the private placement, up to the maximum number of shares able to be registered pursuant to applicable SEC regulations, within 30 days of the closing of the private placement. If any shares of common stock are unable to be included on the initial registration statement, we have agreed to file subsequent registration statements until all the shares have been registered. Under the terms of the Registration Rights Agreement, we are obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or otherwise can be sold pursuant to Rule 144, without any restrictions. The Registration Rights Agreement contains customary terms and conditions for a transaction of this type, including certain customary cash penalties on the Company for our failure to satisfy specified filing and effectiveness time periods.

Lock-Up Agreements

In connection with the private placement that closed on May 31, 2011, each of our directors, executive officers and 5% stockholders have agreed not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to such private placement or common stock issuable upon exercise of options or warrants held by these persons for a period of 30 days after the effective date of the registration statement that registers the shares of common stock and common stock underlying warrants issued in the private placement, without the prior written consent of Piper Jaffray & Co., the placement agent for the private placement.

Transfers can be made during the lock-up period in the case of (a) shares of common stock acquired in open market transactions, (b) gifts or for estate planning purposes and distributions to partners, members or stockholders of the transferor where the transferee signs a lock-up agreement, and (c) shares of common stock (i) effected pursuant to an exchange of “underwater” options with the Company, (ii) pursuant to an existing plan, contract or instruction that satisfies the requirements of Rule 10b5-1(c)(1)(i)(B), or (iii) as forfeitures of common stock to satisfy tax withholding obligations of the stockholder in connection with the vesting or exercise of equity awards by the stockholder pursuant to our equity plans, or pursuant to a net exercise or cashless exercise by the stockholder of outstanding equity awards pursuant to our equity plans; provided that in the case of a transfer in clause (c)(iii) above, no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transactions.

Delaware Anti-Takeover Law and Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	Any merger or consolidation involving the corporation and the interested stockholder;

•	Any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	Subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

Subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	The receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

Permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

•	Provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

Provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	Divide our board of directors into three classes;

•	Require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

Provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

Do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•

Provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Listing on the Nasdaq Global Market

Our shares of common stock are listed on the Nasdaq Global Market under the symbol “TSRX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services. The transfer agent and registrar’s address is 480 Washington Blvd, Jersey City, New Jersey, 07310.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder that acquires our common stock pursuant to this offering. For the purpose of this discussion, a non-U.S. holder is any beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership or a United States person. For purposes of this discussion, the term U.S. person means:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has in effect a valid election to be treated as a United States person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. Certain former citizens or residents of the U.S., life insurance companies, tax-exempt organizations, dealers in securities or currencies, banks or other financial institutions and investors that hold common stock as part of a hedge, straddle, conversion transaction, synthetic security or other risk reduction strategy are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the IRC, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state and local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

As described above under “Dividend Policy,” we have not paid any dividends on our common stock and we do not plan to pay any dividends in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and will first reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then will be treated as gain from the sale of the common stock as described below under “—Gain on Disposition of Common Stock.”

Dividends paid (out of earnings and profits) to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the U.S. To receive a reduced rate of withholding under a tax treaty, a non-U.S. holder must provide us with an Internal Revenue Service, or IRS, Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained in the U.S. by such holder) generally are not subject to withholding tax, provided certain certifications are met. Such effectively connected dividends, net of certain deductions and credits, are taxed at the graduated U.S. federal income tax rates applicable to U.S. persons, unless an applicable tax treaty provides otherwise. To claim an exemption from withholding because the income is effectively connected with a U.S. trade or business of the non-U.S. holder, the non-U.S. holder must provide us with a properly executed IRS Form W-8ECI, or such successor form as the IRS designated prior to the payment of dividends. In addition to the graduated tax described above, dividends that are effectively connected with a U.S. trade or business of a corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder of common stock may obtain a refund or credit of any excess amounts withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding, Information Reporting and Pending Tax Withholding Rules,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained in the U.S. by such holder);

•

the non-U.S. holder is a nonresident alien who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a U.S. real property holding corporation for U.S. federal income tax purposes.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net basis at the graduated U.S. federal income tax rate applicable to U.S. persons. In the case of a corporate holder, the branch profits tax may also apply, at a rate of 30% (or such rate as may be specified by an applicable tax treaty) of such holder’s effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above (which may be offset by certain U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax or such lower rate as may be specified by an applicable tax treaty.

If we are or were to become a U.S. real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a disposition of our common stock by a non-U.S. holder would be subject to U.S. federal income tax at the graduated U.S. federal income tax rates applicable to U.S. persons if the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of our common stock during the applicable period or our common stock were not “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the IRC). We believe that our stock will be treated as so traded after the offering.

Backup Withholding, Information Reporting and Pending Tax Withholding Rules

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28% and scheduled to increase to 31% as of January 1, 2011) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. Holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the informational requirements of the Securities Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121, (858) 452-0370.

TRIUS THERAPEUTICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Trius Therapeutics, Inc.

We have audited the accompanying balance sheets of Trius Therapeutics, Inc. as of December 31, 2009 and 2010, and the related statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trius Therapeutics, Inc. at December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

March 24, 2011

Trius Therapeutics, Inc.

Balance Sheets

(In thousands except share and per share data)

	December 31,		March 31, 2011
	2009	2010
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,259	$14,515	$5,755
Short-term investments	—	30,823	30,955
Accounts receivable	689	1,832	2,071
Prepaid expenses and other current assets	468	1,389	1,169

Total current assets	19,416	48,559	39,950
Property and equipment, net	494	701	791
Deferred IPO financing costs	1,378	—	—
Other assets	90	240	419

Total assets	$21,378	$49,500	$41,160

Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$608	$2,147	$2,373
Accrued liabilities and other	887	1,661	2,524
Current portion of capital lease obligation	69	—	—

Total current liabilities	1,564	3,808	4,897
Deferred revenue	166	238	238
Preferred stock warrant liability	661	—	—
Convertible notes payable	19,402	—	—
Convertible preferred stock, $0.0001 par value: 1,676,453 shares authorized at December 31, 2009; 1,454,545 shares issued and outstanding at December 31, 2009; and liquidation preference of $800 at December 31, 2009; no shares authorized, issued or outstanding at December 31, 2010 and March 31, 2011	729	—	—
Redeemable convertible preferred stock, $0.0001 par value: 101,168,185 shares authorized at December 31, 2009; 66,863,641 shares issued and outstanding at December 31, 2009; and liquidation preference of $50,500 at December 31, 2009; no shares authorized, issued or outstanding at December 31, 2010 and March 31, 2011	50,353	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized at December 31, 2009; 10,000,000 shares authorized at December 31, 2010 and March 31, 2011; no shares issued and outstanding at December 31, 2009, December 31, 2010 and March 31, 2011	—	—	—
Common stock, $0.0001 par value: 123,000,000 shares authorized at December 31, 2009; 200,000,000 shares authorized at December 31, 2010 and March 31, 2011; 968,230, 23,648,646 and 23,667,333 shares issued and outstanding at December 31 2009, December 31, 2010, and at March 31, 2011, respectively	1	3	3
Additional paid-in capital	1,763	122,593	123,219
Accumulated other comprehensive income	—	—	7
Accumulated deficit	(53,261)	(77,142)	(87,204)

Total stockholders’ equity (deficit)	(51,497)	45,454	36,025

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$21,378	$49,500	$41,160

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Operations

(In thousands except per share data)

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Revenues:
Contract research	$658	$4,980	$8,032	$1,486	$2,715
Grants	429	—	—	—	—
Collaborations	243	36	—	—	—

Total revenues	1,330	5,016	8,032	1,486	2,715
Operating expenses:
Research and development	20,086	23,049	23,320	4,152	10,442
General and administrative	2,290	4,134	5,406	1,210	2,342

Total operating expenses	22,376	27,183	28,726	5,362	12,784

Loss from operations	(21,046)	(22,167)	(20,694)	(3,876)	(10,069)
Other income (expense):
Interest income	582	36	8	—	6
Interest expense	(297)	(529)	(3,889)	(403)	—
Other income (expense)	(30)	(21)	712	4	1

Total other income (expense)	255	(514)	(3,169)	(399)	7

Net loss	(20,791)	(22,681)	(23,863)	(4,275)	(10,062)
Accretion of deferred financing costs on redeemable convertible preferred stock	(26)	(28)	(18)	(8)	—

Net loss attributable to common stockholders	$(20,817)	$(22,709)	$(23,881)	$(4,283)	$(10,062)

Net loss per share, basic and diluted	$(40.19)	$(31.11)	$(2.36)	$(5.08)	$(0.43)

Weighted-average shares outstanding, basic and diluted	518	730	10,099	843	23,613

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands except share and per share data)

	Series A-1 Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	1,454,545	$729	36,363,641	$19,904	—	$—	468,709	$—	$106	$—	$(9,735)	$(9,629)
Issuance of common stock upon exercise of options for cash at $0.52 per share	—	—	—	—	—	—	480,793	1	248	—	—	249
Early exercise of common stock subject to repurchase	—	—	—	—	—	—	—	—	(248)	—	—	(248)
Vesting of early-exercised stock options	—	—	—	—	—	—	—	—	143	—	—	143
Issuance of Series B redeemable convertible preferred stock in March 2008 at $1.00 per share and $104 in financing costs	—	—	—	—	30,500,000	30,395	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	344	—	—	344
Accretion of deferred financing costs on redeemable convertible preferred stock	—	—	—	13	—	13	—	—	—	—	(26)	(26)
Components of comprehensive loss:
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	—	—	—	—	—	(20,791)	(20,791)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(20,779)

Balance at December 31, 2008	1,454,545	$729	36,363,641	$19,917	30,500,000	$30,408	949,502	$1	$593	$12	$(30,552)	$(29,946)

Issuance of common stock upon exercise of options for cash at $0.52 and $1.29 per share	—	—	—	—	—	—	18,728	—	23	—	—	23
Early exercise of common stock subject to repurchase	—	—	—	—	—	—	—	—	(3)	—	—	(3)
Vesting of early-exercised stock options	—	—	—	—	—	—	—	—	51	—	—	51
Stock-based compensation	—	—	—	—	—	—	—	—	1,099	—	—	1,099
Accretion of deferred financing costs on redeemable convertible preferred stock	—	—	—	13	—	15	—	—	—	—	(28)	(28)

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(Continued)

(In thousands except share and per share data)

	Series A-1 Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Components of comprehensive loss:
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—	—	(12)	—	(12)
Net loss	—	—	—	—	—	—	—	—	—	—	(22,681)	(22,681)

Comprehensive loss												(22,693)

Balance at December 31, 2009	1,454,545	$729	36,363,641	$19,930	30,500,000	$30,423	968,230	$1	$1,763	$—	$(53,261)	$(51,497)

Issuance of common stock upon initial public offering, net of issuance costs of $4.9 million	—	—	—	—	—	—	10,000,000	1	45,056	—	—	45,057
Issuance of common stock upon exercise of options	—	—	—	—	—	—	60,858	—	60	—	—	60
Issuance of stock under employee stock purchase plan							34,165	—	98	—	—	98
Vesting of early-exercised stock options	—	—	—	—	—	—	—	—	52	—	—	52
Repurchase of unvested common stock	—	—	—	—	—	—	(1,793)	—	(1)	—	—	(1)
Stock-based compensation	—	—	—	—	—	—	—	—	1,056	—	—	1,056
Accretion of deferred financing costs on redeemable convertible preferred stock	—	—	—	8	—	9	—	—	—	—	(17)	(17)
Conversion of notes payable to common stock upon initial public offering	—	—	—	—	—	—	4,643,227	—	23,216	—	—	23,216
Conversion of preferred stock to common stock upon initial public offering	(1,454,545)	(729)	(36,363,641)	(19,938)	(30,500,000)	(30,432)	7,943,959	1	51,099	—	—	51,100
Conversion of preferred stock warrants to common stock warrants	—	—	—	—	—	—	—	—	194	—	—	194
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(23,864)	(23,864)

Balance at December 31, 2010	—	$—	—	$—	—	$—	23,648,646	$3	$122,593	$—	$(77,142)	$45,454

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)—(Continued)

(In thousands except share and per share data)

	Series A-1 Convertible Preferred Stock		Series A-2 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock upon exercise of options*	—	—	—	—	—	—	18,687	—	26	—	—	26
Vesting of early-exercised stock options*	—	—	—	—	—	—	—	—	13	—	—	13
Stock-based compensation*	—	—	—	—	—	—	—	—	587	—	—	587
Components of comprehensive loss:
Unrealized loss on marketable securities*	—	—	—	—	—	—	—	—	—	7	—	7
Net loss	—	—	—	—	—	—	—	—	—	—	(10,062)	(10,062)

Comprehensive loss*	—	—	—	—	—	—	—	—	—	—	—	(10,055)

Balance at March 31, 2011*	—	$—	—	$—	—	$—	23,667,333	$3	$123,218	$7	$(87,204)	$36,025

*	Unaudited

See accompanying notes.

Trius Therapeutics, Inc.

Statements of Cash Flows

(In thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Operating activities
Net loss	$(20,791)	$(22,681)	$(23,864)	$(4,275)	$(10,062)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	544	694	386	115	121
Stock-based compensation	344	1,099	1,056	208	587
(Gain) loss on remeasurement of preferred stock warrant	212	245	(467)	(5)	—
Amortization of debt issuance costs and investment premium (discount)	75	208	136	—	174
Gain on the sale of investments	(13)	—	—	—	—
Loss on disposal of equipment	—	9	—	—	—
Interest accrual on convertible notes payable	—	238	912	383	—
Non-cash charge on conversion of convertible notes payable	—	—	2,902	—	—
Deferred revenue	(243)	128	72	73	—
Changes in operating assets and liabilities:
Accounts receivable	(499)	(31)	(1,144)	(507)	(239)
Prepaid expenses and other current assets	173	24	(921)	141	220
Accounts payable	36	198	1,539	1,122	226
Accrued liabilities and other	657	(733)	827	(133)	875
Other assets	—	(70)	(151)	(147)	(178)

Net cash used in operating activities	(19,505)	(20,672)	(18,717)	(3,025)	(8,276)

Investing activities
Purchases of short-term investments	(48,399)	(3,559)	(30,957)	—	(4,548)
Maturities of short-term investments	22,571	10,500	—	—	4,249
Sales of short-term investments	18,703	—	—	—	—
Purchases of property and equipment	(795)	(160)	(593)	(230)	(211)

Net cash provided by (used in) investing activities	(7,920)	6,781	(31,550)	(230)	(510)

Financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	30,395	—	—	—	—
Proceeds from debt financing	—	19,163	—	—	—
Proceeds from issuance of common stock, net of underwriting discounts	—	—	48,350	—	—
Proceeds from exercise of stock options and stock issuances under employee stock purchase plans	249	23	159	—	26
Initial Public Offering costs	—	(1,378)	(1,915)	(641)	—
Payments on capital lease obligation	(242)	(169)	(70)	(37)	—
Repurchase of common stock	—	—	(1)	—	—

Net cash provided by (used in) financing activities	30,402	17,639	46,523	(678)	26

Net increase (decrease) in cash and cash equivalents	2,977	3,748	(3,744)	(3,933)	(8,760)
Cash and cash equivalents at beginning of period	11,534	14,511	18,259	18,259	14,515

Cash and cash equivalents at end of period	$14,511	$18,259	$14,515	$14,326	$5,755

Supplemental cash flow information
Cash paid for interest	$44	$18	$2	$1	$—

Non-cash Investing and Financing Activities
Conversion of convertible notes payable and accrued interest thereon into common stock	—	—	$20,314	—	—
Conversion of convertible preferred stock and convertible redeemable preferred stock into common stock	—	—	$51,100	—	—
Reclassification of warrant liability to additional paid-in capital	—	—	$194	—	—
Deferred Initial Public Offering costs incurred in 2009 and reclassified to equity	—	—	$1,378	—	—

See accompanying notes.

Trius Therapeutics, Inc.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (AUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011 (UNAUDITED)

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Trius Therapeutics, Inc. (the “Company”) was originally incorporated in California in June 2004 as RexC Pharmaceuticals, Inc. and changed its name to Rx3 Pharmaceuticals, Inc. in September 2004. In February 2007, the Company changed its name to Trius Therapeutics, Inc. and reincorporated in Delaware in December 2007. The Company is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life-threatening infections.

Common Stock Split

On February 9, 2010, the Company’s board of directors approved a 1 for 8.6 reverse stock split of the Company’s outstanding common stock. The reverse stock split became effective on February 24, 2010. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented.

Initial Public Offering

On August 6, 2010, the Company completed its Initial Public Offering (“IPO”) of common stock pursuant to a Registration Statement that was declared effective on August 2, 2010. In the IPO, the Company sold 10,000,000 shares of its common stock, at a price of $5.00 per share. The underwriters had 45 days to exercise their option to sell up to an additional 750,000 shares at $5.00 per share pursuant to an over-allotment option granted. No additional shares were sold pursuant to the overallotment option. As a result of the IPO, the Company raised a total of $45.1 million in net proceeds after deducting underwriting discounts and commissions of $1.6 million and offering expenses of $3.3 million. Costs directly associated with the Company’s IPO were capitalized and recorded as deferred IPO costs prior to the closing of the IPO. These costs have been recorded as a reduction of the proceeds received in arriving at the amount to be recorded in additional paid-in capital.

Upon the closing of the IPO, 1,454,545 shares of the Company’s convertible preferred stock and 66,863,641 shares of the Company’s redeemable convertible preferred stock automatically converted into a total of 7,943,959 shares of the Company’s common stock. Also upon the closing of the IPO, $19.2 million of secured convertible notes (including accrued interest thereon) converted into 4,643,227 shares of the Company’s common stock, a non-cash charge of $2.9 million related to such conversion was recorded, and the preferred stock warrant liability was reclassified to additional paid-in capital upon the conversion of warrants to purchase preferred stock into warrants to purchase common stock.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to previously reported amounts to conform to current presentations. Balances of “accounts payable and accrued liabilities” and “accrued payroll and related expenses” at December 31, 2009 were reclassified to “accounts payable” and “accrued liabilities and other” to be consistent with financial statement presentation at December 31, 2010.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

Short-term Investments Available-for-Sale

Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in comprehensive income (loss). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income (expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and marketable securities. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. Additionally, the Company has established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.

Accounts Receivable

Accounts receivable at December 31, 2010 and March 31, 2011 represent amounts due from federal funding sources based upon federal contracts with the National Institute of Allergy and Infectious Diseases (“NIAID”), a part of the National Institutes of Health (“NIH”), and with the Defense Threat Reduction Agency (“DTRA”), an agency within the U.S. Department of Defense. Accounts receivable at December 31, 2009 and March 31, 2010 represent amounts due from the NIH.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful economic lives of the related assets.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment and long term deposits. The Company will record impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. While the Company’s current and historical operating losses and cash flows are indicators of impairment, the Company believes the future cash flows to be received support the carrying value of its long-lived assets and, accordingly, the Company has not recognized any impairment losses through March 31, 2011.

Deferred Public Offering Costs

Deferred public offering costs represent legal, accounting and other direct costs related to the Company’s efforts to raise capital through a public sale of the Company’s common stock. Costs related to the IPO activities were deferred until the completion of the IPO, at which time they were reclassified to additional paid-in capital as a reduction of the IPO proceeds. The IPO closed on August 6, 2010, at which time approximately $3.3 million of offering costs that were deferred were recorded as a reduction of the proceeds received.

Preferred Stock Warrant Liability and Common Stock Warrants

Warrants to purchase the Company’s convertible preferred stock were classified as liabilities and, through the date of the IPO, were recorded at estimated fair value. Upon the closing of the IPO on August 6, 2010, all preferred stock converted into common stock and warrants to purchase preferred stock converted into warrants to purchase common stock. The fair value of the preferred stock warrants was estimated on the date of the IPO and recorded to additional paid-in capital upon conversion to common stock warrants. The Company reassessed the accounting treatment for the warrants as of the IPO date and deemed that accounting for the warrants within additional paid-in capital is appropriate prospectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities. Fair value estimates of these instruments are made at a specific point in time based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The fair value of marketable securities is based upon market prices quoted on the last day of the fiscal period.

Revenue Recognition

The Company’s revenues generally consist of federal contract revenues. The Company recognizes revenues when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

For arrangements that include multiple deliverables, the Company identifies separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. The Company recognizes revenue on development and collaboration agreements, including upfront payments, when they are considered combined units of accounting, over the expected life of the development and collaboration agreement on a straight-line basis. Amounts received in advance of services performed are recorded as deferred revenue until earned. Milestone payments are recognized as revenue upon achievement of pre-defined scientific events, which require substantive effort and for which achievement of the milestone was not readily assured at the inception of the agreement.

Research and Development Expenses

Research and development expenses include related salaries, benefits, license fees paid to third parties for use of their intellectual property, stock-based compensation, costs to third-party contractors to perform research, conduct clinical trials and develop drug materials, research supplies, associated overhead expenses and facilities costs. Research and development costs are expensed as incurred.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain.

Share-Based Compensation

The Company accounts for share-based compensation by measuring and recognizing compensation expense for all share-based payments made to employees and directors based on estimated grant date fair values. The

Company uses the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period, and estimates the fair value of stock-based awards to employees and directors using the Black-Scholes option-valuation model. The Black-Scholes model requires the input of subjective assumptions, including volatility, the expected term and the fair value of the underlying common stock on the date of grant, among other inputs.

Stock options granted to non-employees are accounted for using the fair value approach. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.

Comprehensive Loss

Comprehensive loss consists of net income or loss and changes in equity during a period from transactions and other events and circumstances generated from non-owner sources. The Company’s other comprehensive loss consisted of the net loss and unrealized gains and losses on the changes in fair value of investments and is reported in the statements of stockholders’ equity (deficit).

Income Taxes

The Company uses the liability method of accounting for income taxes . Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and the tax reporting basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. The Company has evaluated available evidence and concluded that the Company may not realize the benefit of its deferred tax assets; therefore a valuation allowance has been established for the full amount of the deferred tax assets at December 31, 2010 and 2009. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

Unaudited Interim Financial Data

The accompanying balance sheet as of March 31, 2011, statements of operations and cash flows for the three months ended March 31, 2010 and 2011 and the statements of convertible preferred stock and stockholders’ equity (deficit) for the three months ended March 31, 2011 are unaudited. These unaudited financial statements have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary to state fairly the Company’s financial position as of March 31, 2011 and the results of operations and cash flows for the three months ended March 31, 2010 and 2011.

The financial data and other information disclosed in these notes to the financial statements related to the three months ended March 31, 2010 and 2011 are unaudited. Interim results are not necessarily indicative of results for an entire year.

Net Loss per Common Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, preferred stock, stock options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The following table presents the computation of basic and diluted net loss per common share (in thousands, except per share data):

	Year Ended December 31,			Three months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Historical net loss per share
Numerator
Net loss attributable to common stockholders	$(20,817)	$(22,709)	$(23,881)	$(4,283)	$(10,062)
Denominator
Weighted-average common shares outstanding	879	953	10,186	968	23,654
Less: Weighted-average shares subject to repurchase	(361)	(223)	(87)	(125)	(41)

Denominator for basic and diluted net loss per share	518	730	10,099	843	23,613

Basic and diluted net loss per share	$(40.19)	$(31.11)	$(2.36)	$(5.08)	$(0.43)

Potentially dilutive securities not included in the calculation of diluted net loss per common share because to do so would be anti-dilutive are as follows (in common equivalent shares):

	December 31,			March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Preferred stock	7,943,959	7,943,959	—	7,943,959	—
Common stock warrants	—	—	66,075	—	66,075
Preferred stock warrants	66,075	66,075	—	66,075	—
Common stock subject to repurchase	323,961	136,577	47,851	103,068	27,553
Common stock options	767,718	974,175	1,992,078	973,438	2,155,287

	9,101,713	9,120,786	2,106,004	9,086,540	2,248,915

Segments

The Company operates in only one segment. Management uses cash flows as the primary measure to manage its business and does not segment its business for internal reporting or decision making.

Impact of Recently Issued Accounting Standards

In 2010, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) related to Revenue Recognition that applies to arrangements with milestones for research or development deliverables. This guidance provides criteria that must be met to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The update is effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010. The adoption of this update did not have a material impact on our financial statements.

In 2010, the FASB issued an ASU related to Fair Value Measurements and Disclosures that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this standard did not have any effect on our financial position and results of operations.

Note 2. Significant Agreements and Contracts

License Agreements

In January 2007, the Company entered into a license agreement whereby the Company acquired the rights to certain proprietary materials and information related to DA-7128 (now known as torezolid phosphate) from Dong-A Pharmaceuticals. As consideration for the license, the Company paid an up-front non-refundable, non-creditable payment of $500,000 in February 2007. The Company also paid $700,000 in December 2007, $500,000 in September 2008 and $2.5 million in November 2009 related to milestones under the license agreement. The Company recorded the payments as research and development expense. The agreement requires future payments of up to an aggregate of $13.0 million between completion of Phase 2 and registration of the product in various regions. The agreement terminates upon the expiration of the last royalty term for a licensed product. Either party may terminate the agreement upon 90 days’ prior written notice to the other upon or after a material, uncured default by the other party. The Company may terminate the agreement by sending Dong-A Pharmaceuticals 90 days’ advance written notice where the Company decides to discontinue development or commercialization of products for any reason. Dong-A Pharmaceuticals may terminate the agreement by sending 90 days’ advance written notice to the Company in the event that the Company fails to meet specified development and commercialization efforts within specified time periods.

Contract Research

In September 2008, the Company entered into a five-year federal contract with NIAID under which the Company is advancing the development of a novel gram-negative antibiotic. This is a cost reimbursement contract with total payments of up to $27.7 million. The Company recognizes revenues under this contract as the services are performed. The Company recorded revenues under this contract of $658,000, $5.0 million and $6.3 million for the years ended December 31, 2008, 2009, and 2010, respectively. NIAID can terminate the contract upon delivering notice to the Company for default or convenience. Upon receipt of a notice of termination, the Company must discontinue contract activities and NIAID must pay the Company a final settlement based on eligible expenses incurred under the contract. As of March 31, 2011, the Company has not received a notice of termination relative to contract activities. Amounts received in advance of services performed are recorded as deferred revenue until earned.

In April 2010, the Company entered into a four and one-half-year federal contract with DTRA, an agency within the U.S. Department of Defense, for the development of novel antibiotics directed against gram-negative bacterial pathogens. This is a cost-plus-fixed-fee contract with total payments of up to $29.5 million. The Company recognizes revenue under this contract as the services are performed. The Company recorded revenues under this contract of $1.7 million for the year ended December 31, 2010. DTRA can terminate the contract upon delivering notice to the Company for default or convenience. Upon receipt of a notice of termination, the Company must discontinue contract activities and DTRA must pay the Company a final settlement based on eligible expenses incurred under the contract. Amounts received in advance of services performed are recorded as deferred revenue until earned.

NIH Grants

In July 2008, the Company completed services in connection with the most recent of its small business innovation research grants from the NIH. The Company recorded revenues under these grants of $429,000 for the year ended December 31, 2008. There were no NIH grant revenues recorded for the years ended December 31, 2009 or 2010.

Collaborations

In April 2007, the Company entered into a collaboration and license agreement with Rishi Pharmaceuticals, Inc. (“Rishi”) whereby the Company licensed certain compounds and intellectual property related to a preclinical research program to Rishi and Rishi agreed to support the cost of two Trius employees for a minimum of one year to further the compound’s development. The Company received an up-front payment of $250,000 which, along with employee funding, were recognized as the services were performed. Revenues recognized under this contract were $243,000, $36,000 and $0 for the years ended December 31, 2008, 2009 and 2010, respectively. During 2010, Rishi suspended operations.

Note 3. Investments in Marketable Securities

Investments classified as available-for-sale at December 31, 2009 and 2010 and March 31, 2011 consist of the following (in thousands):

	December 31, 2009	December 31, 2010	March 31, 2011
			(unaudited)
U.S. Treasury securities	$—	$30,823	$30,955

Total available-for-sale investments	$—	$30,823	$30,955

The following is a summary of investments classified as available-for-sale securities (in thousands):

	Amortized Cost	Gross Unrealized Gains(1)	Gross Unrealized Losses(1)	Aggregate Estimated Fair Value
December 31, 2009(2)	$—	$—	$—	$—

December 31, 2010
U.S. Treasury securities	$30,823	$2	$(2)	$30,823

Total available-for-sale securities	$30,823	$2	$(2)	$30,823

March 31, 2011 (unaudited)
U.S. Treasury securities	$30,948	$7	$—	$30,955

Total available-for-sale securities	$30,948	$7	$—	$30,955

(1)	Unrealized gains and losses on available-for-sale securities are included as a component of other comprehensive loss. No securities in unrealized loss positions have been in a continuous unrealized loss position for 12 months or longer. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.
(2)	No available-for-sale securities were held at the reporting date.

The amortized cost and estimated fair value of debt securities classified as available-for-sale by contractual maturity at December 31, 2009 and 2010 and March 31, 2011are presented below (in thousands):

	Maturing in 12 months or less		Maturing in more than 12 months
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
December 31, 2009(1)	$—	$—	$—	$—

December 31, 2010
U.S. Treasury securities	$30,823	$30,823	$—	$—

Total available-for-sale securities	$30,823	$30,823	$—	$—

March 31, 2011 (unaudited)
U.S. Treasury securities	$30,948	$30,955	$—	$—

Total available-for-sale securities	$30,948	$30,955	$—	$—

(1)	No available-for-sale securities held at the reporting date.

Note 4. Fair Value Measurements

The Company’s financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities, long-term warrant liabilities related to warrants to purchase preferred and common stock and convertible notes payable. Fair value measurements are classified and disclosed in one of the following three categories:

Level 1 —Quoted prices in active markets for identical assets or liabilities.

Level 2 —Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments measured at fair value as of December 31, 2009 and 2010 and March 31, 2010 are classified below based on the three fair value hierarchy tiers described above (in thousands):

		Fair Value Measurements at Reporting Date Using
	Total	Level 1	Level 2	Level 3
December 31, 2009
Cash	$587	$587	$—	$—
Money Market funds, included in cash equivalents	17,672	17,672	—	—
Preferred Stock warrant liability	(661)	—	—	(661)

Total	$17,598	$18,259	$—	$(661)

December 31, 2010
Cash	$976	$976	$—	$—
Money Market funds, included in cash equivalents	4,039	4,039	—	—
U.S. Treasury securities, included in cash equivalents(1)	9,500	9,500	—	—
U.S. Treasury securities, available-for-sale	30,823	30,823	—	—

Total	$45,338	$45,338	$—	$—

March 31, 2011 (unaudited)
Cash	$449	$449	$—	$—
Money Market funds, included in cash equivalents	5,306	5,306	—	—
U.S. Treasury securities, available-for-sale	30,955	30,955	—	—

Total	$36,710	$36,710	$—	$—

(1)	U.S. Treasury securities were classified as cash equivalents because the securities were scheduled to mature less than 90 days from the purchase dates.

The Company measures available-for-sale securities at fair value on a recurring basis. The fair value of cash equivalents and marketable securities is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The fair value of the Company’s available-for-sale securities was determined based on “Level 1” inputs. The fair value of preferred stock warrant liabilities was determined based on “Level 3” inputs and utilizing the Black-Scholes option pricing model. The following table presents activity for the preferred stock warrant liabilities measured at fair value using significant unobservable inputs (Level 3) during the years ended December 31, 2008, 2009 and 2010.

Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)
(In thousands)
Fair value at January 1, 2008	$—
Transfer of preferred stock warrant liabilities to Level 3 upon adoption	203
Changes in fair value recognized in earnings	212

Fair value at December 31, 2008	415
Changes in fair value recognized in earnings	246

Fair value at December 31, 2009	661
Changes in fair value recognized in earnings	(467)
Estimated fair value at August 6, 2010 recorded to additional paid-in capital	(194)

Fair value at December 31, 2010	$—

The Company reassessed the fair value accounting for the preferred stock warrants due to their conversion on August 6, 2010 to common stock warrants and determined that fair value measurement was no longer appropriate and that recognition as a component of additional paid-in capital was proper. Prior to conversion to common stock warrants, the changes in the fair value of the preferred stock warrants were recognized as a component of other income (expense) in the Statement of Operations.

Note 5. Property and Equipment

Property and equipment at December 31, 2009 and 2010 and March 31, 2011 consisted of the following (in thousands):

	December 31, 2009	December 31, 2010	March 31, 2011
			(unaudited)
Laboratory equipment	$1,285	$1,431	$1,529
Furniture and fixtures	112	92	92
Office and computer equipment	387	392	402
Software	87	120	199
Leasehold improvements	314	457	475

	2,185	2,492	2,697
Less accumulated depreciation and amortization	(1,691)	(1,791)	(1,906)

Property and equipment, net	$494	$701	$791

Depreciation and amortization expense for the years ended December 31, 2008, 2009, 2010 was $544,000, $694,000, $386,000, respectively.

Depreciation and amortization expense for the three months ended March 31, 2010 and 2011 was $115,000 and $121,000, respectively.

Note 6. Accrued Liabilities

Accrued liabilities at December 31, 2009 and 2010 and March 31, 2011 consisted of the following (in thousands):

	December 31, 2009	December 31, 2010	March 31, 2011
			(unaudited)
Accrued payroll and employee-related costs	$215	$469	$813
Accrued research and development costs	419	883	1,156
Other accrued liabilities	253	309	555

Total	$887	$1,661	$2,524

Note 7. Preferred and Common Stock Warrants

During 2004, 2005 and 2006, in conjunction with its financing arrangements, the Company issued warrants to purchase 140,909, 40,909 and 40,090, respectively, of shares of Series A-1 convertible preferred stock at $0.55 per share and in 2007, issued warrants to purchase an aggregate of 346,363 shares of Series A-2 redeemable convertible preferred stock at $0.55 per share. The preferred stock warrants expire between 6 and 11 years from the date of issuance. The fair values of the preferred stock warrants on the dates issued ranged from $0.35 to $0.44 per share and were computed using the Black-Scholes valuation model.

The preferred stock warrants were accounted for as liabilities based on fair value and increases or decreases in the fair value of such warrants were recorded as other income (expense) in the statement of operations. Upon the closing of the IPO on August 6, 2010, all preferred stock converted into common stock and warrants to purchase preferred stock converted into warrants to purchase common stock. The Company reassessed the fair value accounting for the preferred stock warrants due to their conversion on August 6, 2010 to common stock warrants and determined that fair value measurement was no longer appropriate and that recognition as a component of additional paid-in capital was proper. Prior to conversion to common stock warrants, the changes in the fair value of the preferred stock warrants were recognized as a component of other income (expense) in the Statement of Operations.

The following table summarizes the preferred and common stock warrants outstanding (in thousands, except share and per share data):

	December 31, 2009					December 31, 2010				March 31, 2011
										(Unaudited)
	Warrants Outstanding		Fair Value	Weighted- Average Exercise Price		Warrants Outstanding	Fair Value		Weighted- Average Exercise Price	Warrants Outstanding	Fair Value	Weighted- Average Exercise Price
Common stock warrants	—		$—	$—		66,075	$—	(2)	$4.73	66,075	$—	$4.73
Series A-1 & A-2 preferred stock warrants	66,075	(1)	$661	$4.73	(1)	—	$—		$—	—	$—	$—

(1)	Adjusted to reflect 1 for 8.6 reverse stock split effective February 24, 2010.
(2)	The Company reassessed the fair value accounting for the preferred stock warrants due to their conversion on August 6, 2010 to common stock warrants and determined that fair value measurement was no longer appropriate and that recognition as a component of additional paid-in capital was proper.

The fair value of the preferred stock warrants were estimated using the Black-Scholes option pricing model based on the following assumptions:

	December 31, 2008	December 31, 2009	August 6, 2010
Expected volatility	66%	70%	70%
Expected term (in years)	3.0 - 9.0	2.0 - 8.0	1.4 - 6.9
Risk-free interest rate	2.25%	2.54%	0.25% - 2.21%
Expected dividend yield	0%	0%	0%

The decrease in the fair value of the stock warrants was $10,000 and $467,000 for the years ended December 31, 2009 and 2010, respectively. The decrease in the fair value for the year ended December 31, 2010 is due to the decrease in the fair value of the common stock to $5.00 based upon the closing of the Company’s IPO in August 2010. All outstanding common stock warrants are exercisable as of December 31, 2010 and March 31, 2011 and will expire between six months and seven years from March 31, 2010.

Note 8. Convertible Notes Payable

In November 2009, the Company sold $19.2 million in aggregate principal amount of secured convertible promissory notes (the “2009 Notes”) in a private placement to certain existing investors and other parties with whom it had substantive, pre-existing relationships. The 2009 Notes were secured by a first priority security interest in all of the Company’s assets and were convertible into equity upon the occurrence of certain events. The 2009 Notes accrued interest at a rate of 8% per annum and had a maturity date of the earlier of (1) January 31, 2011 or (2) the sale of the company, or all or substantially all of its assets. The 2009 Notes

(including interest thereon) were automatically converted into 4,643,227 shares of common stock upon the closing of the IPO on August 6, 2010 (representing a conversion at a 12.5% discount to the IPO price). The Company recorded a beneficial conversion charge of $2.9 million related to the conversion of the 2009 Notes at a discount to the IPO price. There was $238,000 and $912,000 of interest expense incurred related to the 2009 Notes for the years ended December 31, 2009 and 2010, respectively. There was no interest expense incurred related to the 2009 Notes for the three months ended March 31, 2011.

Note 9. Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Convertible Preferred Stock

Prior to the closing of the IPO, the Company’s Amended and Restated Certificate of Incorporation authorized the Company to issue shares of Series A-1 convertible preferred stock and Series A-2 and B redeemable convertible preferred stock, which hereafter are collectively referred to as convertible preferred stock. All preferred stock was convertible into common stock based on the relationship of the original issue price and the then effective conversion price for each series of stock, subject to adjustments for anti-dilution. Upon the closing of the IPO on August 6, 2010, all convertible preferred stock automatically converted into 7,943,959 shares of common stock at a ratio of one share of common stock for every 8.6 shares of convertible preferred stock.

A summary of convertible preferred stock is as follows (in thousands, except share and per share data):

		December 31, 2009
	Issued Price per Share	Shares Authorized and Designated	Issued and Outstanding Shares	Aggregate Liquidation Preference	Carrying Value
Series A-1	$0.55	1,676,453	1,454,545	$800	$729
Series A-2	0.55	37,168,185	36,363,641	20,000	19,930
Series B	1.00	31,000,000	30,500,000	30,500	30,423

Total		69,844,638	68,318,186	$51,300	$51,082

In March 2006 through June 2006, the Company issued 1,454,545 shares of Series A-1 convertible preferred stock at $0.55 per share for cash proceeds of $729,000, net of offering costs.

In February and November 2007, the Company issued 36,363,641 shares of Series A-2 redeemable convertible preferred stock at $0.55 per share for cash proceeds of $19.9 million, net of offering costs.

In March 2008, the Company issued 30,500,000 shares of Series B redeemable convertible preferred stock at $1.00 per share for net cash proceeds of $30.4 million, net of offering costs.

Common Stock Reserved for Issuance

The following table summarizes shares of common stock reserved for future issuance:

	December 31, 2009	December 31, 2010	March 31, 2011
			(unaudited)
Convertible preferred stock	7,943,959	—	—
Common stock warrants	—	66,075	66,075
Warrants for preferred stock	66,075	—	—
Shares available for purchase under the 2010 Employee Stock Purchase Plan	—	465,835	702,321
Common stock options outstanding	974,175	1,992,078	2,155,287
Common stock options available for future grant	43,045	1,666,076	2,217,639

Total common shares reserved for issuance	9,027,254	4,190,064	5,141,322

Note 10. Stock-based Compensation

During 2006, the Company adopted an equity compensation plan, the 2006 Equity Incentive Plan (the “2006 Plan”), for eligible employees, officers, directors, advisors and consultants. The 2006 Plan provided for the grant of up to 1,588,495 incentive and nonstatutory stock options. The terms of the stock option agreements, including vesting requirements, were determined by the Board of Directors, subject to the provisions of the 2006 Plan. Options granted by the Company under the 2006 Plan generally vest over four years and are exercisable after they have been granted and up to ten years from the date of grant. The exercise price of the incentive stock options must equal at least the fair market value of the stock on the date of grant. If an optionholder exercises an option prior to the vesting of such option, the Company has the right, in the event of termination of services, to repurchase unvested shares issued under the 2006 Plan at the original issue price. In connection with the IPO, the 2010 Equity Incentive Plan (the “2010 Plan”), the 2010 Non-Employee Directors’ Stock Option Plan (the “2010 Directors’ Plan”) and the 2010 Employee Stock Purchase Plan (the “2010 Purchase Plan”) became effective immediately upon the signing of the underwriting agreement for the IPO.

2010 Plan. The 2010 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards. In addition, the 2010 Plan provides for the grant of performance cash awards. The aggregate number of shares of common stock that may be issued initially pursuant to stock awards under the 2010 Plan is 2,400,000 shares, plus the shares that remained available for future issuance under the 2006 Plan as of the effective date of the 2010 Plan. In addition, the number of shares of common stock reserved for issuance will automatically increase (i) on January 1 of each calendar year, from January 1, 2011 through January 1, 2020, by the least of (a) 3% of the total number of shares of the Company’s common stock outstanding on December 31 of the preceding calendar year, (b) 800,000 shares, or (c) a number determined by the Company’s board of directors that is less than (a) or (b) and (ii) from time to time by shares that are issuable pursuant to options granted under the 2006 Plan that were outstanding as of the effective date of the 2010 Plan that are forfeited or expire after the effective date of the 2010 Plan. On January 1, 2011, 709,459 shares were added to the reserve for issuance under the 2010 Plan. The exercise price for an incentive or a nonstatutory stock option cannot be less than 100% of the fair market value of the Company’s common stock on the date of grant. Options granted will generally vest over a four-year period and the term can be up to ten years. As of December 31, 2010 and March 31, 2011, there were 1,390,076 and 1,917,639 shares available for future grants under the 2010 Plan.

2010 Directors’ Plan. The 2010 Directors’ Plan provides for the automatic grant of nonstatutory stock options to purchase shares of the Company’s common stock to the Company’s non-employee directors and will terminate at the discretion of the Company’s board of directors. An aggregate of 300,000 shares of the Company’s common stock are reserved for issuance under the 2010 Directors’ Plan. This amount will be increased annually on January 1, from 2011 until 2020, by the lesser of the aggregate number of shares of the Company’s common stock subject to options granted as initial grants and annual grants under the 2010 Directors’ Plan during the immediately preceding year or 150,000 shares. However, the Company’s board of directors will have the authority to designate a lesser number of shares by which the authorized number of shares of the Company’s common stock will be increased. On January 1, 2011, 24,000 shares were added to the reserve for issuance under the 2010 Directors’ Plan. The exercise price of the options granted under the 2010 Directors’ Plan will be equal to 100% of the fair market value of the Company’s common stock on the date of grant with initial grants vesting in equal monthly installments over three years after the date of grant and annual grants vesting in equal monthly installments over 12 months after the date of grant. The term of these stock options can be up to ten years. As of December 31, 2010 and March 31, 2011, there were 276,000 and 300,000 shares available for future grants under the 2010 Directors’ Plan.

2010 Purchase Plan. The 2010 Purchase Plan authorizes the issuance of 500,000 shares of the Company’s common stock pursuant to purchase rights granted to the Company’s employees. The number of shares of the Company’s common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2011 through January 1, 2020, by the least of (a) 1% of the total number of shares of the Company’s common stock outstanding on December 31 of the preceding calendar year, (b) 250,000 shares or (c) a number determined by the Company’s board of directors that is less than (a) or (b). On January 1, 2011, 236,486 shares were added to the reserve for issuance under the 2010 Purchase Plan. The 2010 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2010 Purchase Plan, the Company may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of the Company’s common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances. Generally, all regular employees, including executive officers, employed by the Company may participate in the 2010 Purchase Plan and may contribute up to 15% of their earnings, subject to certain limitations, for the purchase of the Company’s common stock under the 2010 Purchase Plan. Unless otherwise determined by the Company’s board of directors, common stock will be purchased for accounts of employees participating in the 2010 Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of the Company’s common stock on the first date of an offering or (b) 85% of the fair market value of a share of the Company’s common stock on the date of purchase. As of December 31, 2010 and March 31, 2011, there were 465,835 and 702,321 shares available for future sale under the 2010 Purchase Plan.

The Company accounts for cash received in consideration for the early-exercise of unvested stock options as a current liability, included as a component of accrued liabilities in the Company’s Balance Sheets. As of December 31, 2009 and 2010 and March 31, 2011, there were 136,577, 47,851 and 27,553 unvested shares of the Company’s common stock outstanding, respectively, and $85,000, $32,000 and $21,000 of related recorded liability, respectively.

The following table summarizes stock option activity:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Options outstanding at December 31, 2009	974,178	$1.36	8.36
Granted	1,084,122	3.61
Exercised	(60,858)	0.99		$174
Canceled	(5,364)	1.24

Options outstanding at December 31, 2010	1,992,078	$2.60	8.69	$2,412
Granted*	182,500	4.34
Exercised*	(18,687)	1.39		$70
Canceled*	(604)	1.29

Options outstanding at March 31, 2011*	2,155,287	$2.76	8.57	$6,045

Options vested or expected to vest at March, 31, 2011*	2,147,034	$2.75	8.57	$6,389

Options exercisable at March 31, 2011*	866,989	$1.63	7.45	$3,552

*	Unaudited

At December 31, 2009 and 2010 and March 31, 2011 there was approximately $1.8 million, $3.2 million and $3.3 million, respectively, of total unrecognized compensation costs related to outstanding options granted which is expected to be recognized over a weighted average period of 2.18, 2.84 and 2.89 years, respectively.

Compensation cost for stock options granted to employees is based on the estimated grant-date fair value and is recognized over the vesting period of the applicable option on a straight-line basis. The estimated per share-weighted average fair value of stock options granted to employees during the years ended December 31, 2008, 2009 and 2010 and during the three months ended March 31, 2011 was $2.75, $5.76, $2.29 and $2.91, respectively.

As stock-based compensation expense recognized is based on options ultimately expected to vest, the expense has been reduced for estimated forfeitures. The fair value of each employee option grant during the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,			Three Months Ended March 31, 2011
	2008	2009	2010
				(unaudited)
Expected volatility	54%	67%	70%	75%
Expected term (in years)	5.89 - 6.14	4.96 - 6.10	5.77 - 6.25	5.52 - 6.08
Risk-free interest rate	3.24% - 3.50%	1.70% - 2.79%	1.41% - 1.70%	2.29% - 2.71%
Expected dividend yield	0%	0%	0%	0%

Expected Volatility. The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the pharmaceutical and biotechnology industry in a similar stage of development.

Expected Term. The Company elected to utilize the “simplified” method for “plain vanilla” options to value stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate. The risk-free interest rate assumption was based on zero-coupon U.S. Treasury instruments that had terms consistent with the expected term of our stock option grants.

Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. The Company estimates forfeitures based on its historical experience. Groups of employees that have similar historical forfeiture behavior are considered separately for expense recognition.

Stock options granted to non-employees are accounted for using the fair value approach. The fair value of non-employee option grants is estimated using the Black-Scholes option-pricing model and is remeasured over the vesting term as earned. The estimated fair value is expensed over the applicable service period. The Company granted 10,579, 1,500 and 5,000 stock options to non-employees during the years ended December 31, 2009 and 2010 and three months ended March 31, 2011, respectively.

In connection with the non-employee options, the Company recognized expense of $120,000, $22,000 and $6,000 during the years ended December 31, 2009 and 2010 and the three months ended March 31, 2011, respectively.

Stock-Based Compensation Summary. Stock-based compensation expense is recognized for stock options granted to employees and non-employees as well as employee participation in the 2010 Purchase Plan and has been reported in the Company’s statements of operations as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(unaudited)
Research and development	$184	$461	$437	$84	$287
General and administrative	160	638	619	124	300

Total	$344	$1,099	$1,056	$208	$587

Since the Company had a net operating loss carryforward as of March 31, 2011, no excess tax benefits for the tax deductions related to stock-based awards were recognized in the statements of operations. Additionally, no incremental tax benefits were recognized from stock options exercised during the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011 that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

Note 11. Comprehensive Income (Loss)

Comprehensive loss was comprised of the following for the years ended December 31, 2008, 2009 and 2010 and three months ended March 31, 2010 and 2011 (in thousands):

	Year Ended December 31,			For the Three Months Ended March 31,
	2008	2009	2010	2010	2011
				(Unaudited)
Net loss	$(22,791)	$(22,681)	$(23,864)	$(4,283)	$(10,062)
Unrealized gain (loss) on available-for-sale investments	12	(12)	—	—	7

Total	$(22,779)	$(22,693)	$(23,864)	$(4,283)	$(10,055)

Note 12. Income Taxes

The Company adopted the new accounting guidance related to accounting for uncertainty in income taxes on January 1, 2008, which prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Upon implementation of the new guidance, the Company had no unrecognized tax benefits. As of December 31, 2009 and 2010, there are also no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the Company’s effective tax rate.

Significant components of the Company’s deferred tax assets are shown below (in thousands). A valuation allowance has been established to offset the deferred tax assets as realization of such assets has not met the more-likely-than-not threshold.

	Year Ended December 31,
	2009	2010
Deferred Tax Assets:
Net operating loss carryforwards	$4,111	$5,089
Research tax credits	—	2,935
Capitalized research costs	15,732	21,741
Other, net	377	462

Total Deferred Tax Assets	20,220	30,227
Deferred Tax Liabilities	—	—

Net deferred tax assets	20,220	30,227
Valuation allowance	(20,220)	(30,227)

Net Deferred Tax Assets	$—	$—

The Company had no accrual for interest or penalties on the Company’s balance sheets at December 31, 2009 or December 31, 2010, and has not recognized interest and/or penalties in the statements of operations for the years ended December 31, 2008, 2009 or 2010.

At December 31, 2010, the Company has federal net operating loss carryforwards of approximately $13.0 million, of which $749,000 are subject to limitation under Section 382 of the Internal Revenue Code of 1986, as amended (the “IRC”) and will expire unused and the remaining federal net operating losses will begin to expire in 2025 unless previously utilized. The Company has California net operating loss carryforwards of approximately $14.4 million, of which $785,000 are subject to limitation under IRC Section 382 and will expire unused and the remaining California net operating losses will begin to expire in 2015 unless previously utilized. The Company also has federal research tax credit carryforwards of approximately $2.9 million, of which $34,000 are subject to IRC Section 382 and will expire unused and the remaining federal research tax credit carryforwards will begin to expire in 2027. The Company also has California research tax credit carryforwards of approximately $896,000, which do not expire. Additional limitations may arise if the Company experiences an ownership change in subsequent years.

A reconciliation of the Federal statutory tax rate of 34% to the Company’s effective income tax rate follows:

	2008	2009	2010
Statutory tax rate	34.0%	34.0%	34.0%
State taxes, net of Federal benefits	5.8	5.6	7.1
Permanent differences	(0.2)	(1.6)	(10.0)
Credits	0.0	0.0	10.4
Change in valuation allowance	(39.6)	(38.0)	(41.5)

Effective tax rate	0.0%	0.0%	0.0%

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty of the Company’s ability to generate sufficient taxable income to realize the deferred tax assets. The Company’s valuation allowance increased approximately $8.1 million, $8.6 million and $10.0 million in 2008, 2009 and 2010, respectively, primarily due to net operating losses incurred during these periods. Management periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits at the beginning and end of the years ended December 31, 2008, 2009, and 2010 (in thousands):

	December 31,
	2008	2009	2010
Gross unrecognized tax benefits at the beginning of the year	$—	$—	$—
Increases related to current year tax positions	—	—	570
Decreases related to prior year tax positions	—	—	—
Expiration of unrecognized tax benefits	—	—	—

Gross unrecognized tax benefits at the end of the year	$—	$—	$570

Due to the valuation allowance, none of the unrecognized tax benefits as of December 31, 2010, if recognized, would reduce the Company’s annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

Note 13. Commitments

In October 2010, the Company amended its facility lease to expand its premises and extend the term of the lease to June 30, 2012. The Company accounts for this lease as an operating lease. In addition to the minimum lease payments, the Company is required to pay a pro-rata share of certain building expenses. The Company’s amended lease includes options to extend the term for up to 18 additional months beyond the current termination date and contains a 4% annual escalation provision. Rent expense for the years ended December 31, 2008, 2009 and 2010 was $329,000, $418,000 and $451,000, respectively. As of December 31, 2010, the total future minimum payments under the Company’s operating leases were as follows (in thousands):

2011	$443
2012	229
2013	—
2014	—
2015	—
Thereafter	—

Total	$672

Rent expense for the three months ended March 31, 2010 and 2011 was $125,000 and $126,000, respectively. As of March 31, 2011, the total future minimum payments under the Company’s operating leases were $564,000.

Note 14. Selected Quarterly Financial Data (Unaudited)

The following is a summary of the quarterly results of operations of the Company for the years ended December 31, 2010 and 2009 (unaudited, in thousands, except for loss per share data):

	Quarter Ended				Year Ended December 31
	Mar 31	Jun 30	Sep 30	Dec 31
2009
Revenues	$1,085	$1,209	$1,691	$1,031	$5,016
Operating expenses	7,667	6,493	5,195	7,828	27,183
Net loss attributable to common stockholders	(6,577)	(5,302)	(3,511)	(7,319)	(22,709)
Net loss per share:
Basic and diluted	$(9.83)	$(7.49)	$(4.68)	$(9.25)	$(31.11)
Shares used in the calculation of net loss per share
Basic and diluted	669	708	750	791	730

2010
Revenues	$1,486	$2,084	$1,940	$2,522	$8,032
Operating expenses	5,362	4,505	7,335	11,524	28,726
Net loss attributable to common stockholders	(4,283)	(2,348)	(8,500)	(8,750)	(23,881)
Net loss per share:
Basic and diluted	$(5.08)	$(2.69)	$(0.57)	$(0.37)	$(2.36)
Shares used in the calculation of net loss per share
Basic and diluted	843	872	14,834	23,544	10,099

Note 15. Subsequent Events (Unaudited)

In April 2011, the Company entered into a three year research contract with LLNL, part of the U.S. Department of Energy’s Nuclear Security Administration, for the development of novel antibiotics directed against multi-drug resistant bacterial pathogens. Trius may receive up to $3.0 million over three years in support of its development efforts.

In April 2011, the Company amended its facility lease to occupy an additional 5,803 square feet. To the extent the Company makes any facility improvements, the Company is required to pay for those improvements and will amortize those costs over the remaining lease term. Under the terms of the lease, the Company is required to make remaining minimum lease payments of $406,000 in 2011 and $291,000 in 2012 for a total of $697,000.

6,412,500 Shares

of Common Stock

PROSPECTUS

July 6, 2011